As confidentially submitted to the Securities and Exchange Commission on September 21, 2015.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to Confidential Submission on

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BALLAST POINT BREWING & SPIRITS, INC.

(Exact name of registrant as specified in its charter)

Delaware	2082	47-4662304
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

9045 Carroll Way

San Diego, CA 92121

(858) 790-6900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jim Buechler

President and Chief Executive Officer

Ballast Point Brewing & Spirits

9045 Carroll Way

San Diego, CA 92121

(858) 790-6900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Cheston J. Larson, Esq. Matthew T. Bush, Esq. Chris G. Geissinger, Esq. Latham & Watkins LLP 12670 High Bluff Drive San Diego, CA 92130 Telephone: (858) 523-5400 Facsimile: (858) 523-5450	Jack White, Jr. Founder Ballast Point Brewing & Spirits 9045 Carroll Way San Diego, CA 92121 Telephone: (858) 790-6900 Facsimile: (858) 790-6910	Charles S. Kim, Esq. David Peinsipp, Esq. Andrew S. Williamson, Esq. Cooley LLP 4401 Eastgate Mall San Diego, CA 92121 Telephone: (858) 550-6000 Facsimile: (858) 550-6420

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Class A Common Stock, $0.0001 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Registration Statement on Form S-1, or the Registration Statement, is being filed by Ballast Point Brewing & Spirits, Inc., a newly formed Delaware corporation, or the Registrant, in connection with a proposed registered initial public offering of shares of its Class A common stock. As of the date hereof, the Registrant is a direct, wholly owned subsidiary of Home Brew Mart, Inc., a California corporation and our operating business. In connection with this offering and prior to the effective date of this Registration Statement, Home Brew Mart, Inc. will undergo a reorganization, as a result of which the Registrant will become a holding company for Home Brew Mart, Inc.

Subject to Completion. Dated , 2015.

Shares

Ballast Point Brewing & Spirits, Inc.

Class A Common Stock

This is an initial public offering of shares of Class A common stock of Ballast Point Brewing & Spirits, Inc. We are offering shares of Class A common stock to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional shares of Class A common stock. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Prior to this offering, there has been no public market for the Class A common stock. It is currently estimated that the initial public offering price will be between $ and $ per share. We intend to apply to have our Class A common stock listed on the NASDAQ Global Select Market under the symbol "PINT."

We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act of 2012, and, as such, have elected to comply with certain reduced public company reporting requirements.

See "Risk Factors" beginning on page 16 to read about factors you should consider before buying shares of the Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount[(1)]	$	$
Proceeds, before expenses, to Ballast Point	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1) We have agreed to reimburse the underwriters for certain FINRA-related expenses. See "Underwriting."

To the extent that the underwriters sell more than shares of Class A common stock, the underwriters have the option to purchase up to an additional shares from us and the selling stockholders at the initial public offering price less the underwriting discount. They may exercise that option for 30 days.

The underwriters expect to deliver the shares against payment in New York, New York on , 2015.

Goldman, Sachs & Co. **Morgan Stanley**

Baird **BMO Capital Markets** **Cowen and Company** **Nomura**

Prospectus dated , 2015.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

BALLAST POINT
DEDICATED TO THE CRAFT

DEVIL'S SHARE
MOONSHINE

BALLAST POINT
BREWING COMPANY
SCULPIN

DEDICATED TO THE CRAFT

BALLAST POINT®

BREWING & SPIRITS

BALLAST POINT
DEDICATED TO THE CRAFT

BALLAST POINT
COMMODORE

ALLAST POIN
BREWING AND SPIRITS

BALLAST POINT
DEDICATED TO THE CRAFT

Rinsed

THREE SHEETS
RUM

BALLAST POINT
SCULPIN

BALLAST POINT
GRUNION

Through and including                     , 2015 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with any information other than that which is contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. Neither we, the selling stockholders nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: We have not and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

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TRADEMARKS, TRADE NAMES AND SERVICE MARKS

We use our registered trademarks, including Ballast Point and the Ballast Point logo, in this prospectus. This prospectus also includes trademarks, trade names and service marks that are the property of other organizations. Solely for convenience, trademarks and trade names referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or that the applicable owner will not assert its rights, to these trademarks and trade names.

MARKET, INDUSTRY AND OTHER DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. Our management estimates have not been verified by any independent source, and we have not independently verified any third-party information. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Special Note Regarding Forward-Looking Statements.”

BASIS OF PRESENTATION

We have determined that we operate in one reporting segment: brewing operations. Brewing operations includes the brewing of our craft beer and sale of that beer to distributors (who in turn sell to on-premise locations such as bars, restaurants and sports venues, and off-premise retail locations such as grocery and specialty stores) and through self-distribution.

We also have other operating segments which include our tasting rooms (where we sell our craft beer and complementary food offerings directly to customers alongside a range of other retail merchandise) and our consolidated subsidiary, Ballast Point Spirits, LLC (that distills and sells our craft spirits). The results for these other operating segments are included in “Other” in the net revenue and gross profit discussions found in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2015” and “—Fiscal 2013 Compared to Fiscal 2014,” as well as in our consolidated financial statements included elsewhere in this prospectus as indicated therein.

In this prospectus, “barrels of beer as reported on a taxable basis” or similar phrases represents the total number of barrels of beer sold both in our brewing operations and tasting rooms, based on shipments reported for excise tax reporting purposes. This amount is reported to the Brewers Association, which is a national organization that represents the interests of small and independent craft brewers and reports national beer sales for the industry. “Barrels of beer—brewing operations” or “barrels sold by our brewing operations” represents the barrels for which we have recognized revenue in our consolidated financial statements, which excludes barrels sold in our tasting rooms, and will differ from amounts reported to the Brewers Association. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Revenue Recognition” for a further description of how revenue is recognized on barrels of beer sold.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully, including “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, in each case included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, references in this prospectus to “Ballast Point,” “the company,” “we,” “us,” and “our” refer to Ballast Point Brewing & Spirits, Inc. and our consolidated subsidiaries.

BALLAST POINT BREWING & SPIRITS, INC.

Who We Are

Ballast Point Brewing & Spirits is a fast-growing craft brewer and distiller with global recognition, offering a premium selection of award-winning craft beers, spirits and other alcoholic beverage products. We brew a year-round offering of beers in addition to limited offerings across multiple styles. Our beers have collected more than 200 awards from global beer competitions, including five gold and three bronze medals at the World Beer Cup where we received the prestigious “Small Brewery of the Year” award in 2010. We have also been recognized with awards from other prominent competitions such as the Great American Beer Festival, Australian International Beer Awards, European Beer Star Awards and Great Japan Beer Festival. Founded in 1992 as Home Brew Mart, a home brewing supply store located in San Diego, we began brewing commercially in 1996. We now brew out of four facilities in the San Diego area. Our mission is simple: we make beer that we like to drink. We believe our slogan, “Dedicated to the Craft” permeates everything we do and exemplifies our commitment to improving and re-interpreting the art of brewing great-tasting beer.

We produce over 15 different styles of beer year-round across a diverse portfolio that includes India Pale Ales, or IPAs, pale ales, lagers, pilsners, porters, stouts, saisons, sour ales and bocks. Currently, our most widely sold beer is Sculpin, a 7% alcohol by volume, or ABV, IPA first released in 2005, and now also available in grapefruit and habanero flavors. Other popular beers from our year-round offerings include our Pale Ale (introduced in 1996), Calico Amber Ale (introduced in 2000), Longfin Lager (introduced in 2006) and Grunion Pale Ale (introduced in 2014). In addition to our year-round offerings, we produce over 30 styles of limited offering beers. In 2014, we sold a total of 122,890 barrels of beer as reported on a taxable basis, and recorded $48.9 million in net revenue compared to 37,161 barrels of beer and $14.0 million in net revenue in 2012, representing a compound annual growth rate, or CAGR, of 81.8% for barrels sold and 86.6% for net revenue.

We maintain a culture of innovation that is closely tied to our home brew roots. We are driven by our fundamental philosophy of dedication to the craft and our mission of brewing beers we like to drink. We have a research and development, or R&D, laboratory located at our Little Italy facility in San Diego, where we test and brew original recipes. In addition, a significant number of our employees are home brewers themselves and have contributed to our track record of innovation. Through the collective effort of our skilled R&D personnel and many highly engaged employees, we introduced over 110 new beers in our tasting rooms in 2014.

We mainly sell our products to distributors, who in turn sell to on-premise locations such as bars, restaurants and sports venues, and off-premise retail locations such as grocery and specialty stores.

We also operate four tasting rooms, two of which feature a kitchen, where we share a broad assortment of our beers directly with customers alongside a range of complementary food offerings in an environment that immerses customers in our brand and culture.

Taxable Barrels Sold (in thousands)	Net Revenue (in millions)

Note: Historical results are not necessarily indicative of future results.

We believe our business model has positioned us to deliver strong financial results, as evidenced by the following:

•	In 2012, we distributed to 19 states and four countries internationally and have since expanded to over 30 states and ten countries.

•	We have grown the total annual number of barrels of beer sold as reported on a taxable basis from 37,161 in 2012 to 122,890 in 2014, representing a CAGR of 81.8%.

•	Our annual net revenue increased from $14.0 million in 2012 to $48.9 million in 2014, representing a CAGR of 86.6%.

•	Our annual net income attributable to Home Brew Mart, Inc. increased from $1.1 million in 2012 to $4.5 million in 2014, representing a CAGR of 100.4%.

We also offer a selection of craft spirits through our minority investment in Ballast Point Spirits, LLC, a craft distiller that is one-third owned by each of Ballast Point, our founder, Jack White, Jr., and our Chief Operating Officer and Head Brewer, Yuseff Cherney. Founded in 2007, Ballast Point Spirits, LLC produces small-batch vodka, rum, gin, bourbon whiskey, single malt whiskey, moonshine and herbal liqueur, as well as multi-serve premium cocktail mixers and Ready-to-Drink, or RTD, alcoholic cocktails. To date, our craft spirits have garnered more than 110 awards. In 2014, Ballast Point Spirits recorded $1.4 million in net revenue.

Our Industry

We participate in the growing $686.4 billion global beer industry, which includes the $100.7 billion U.S. beer market, as reported by Euromonitor. This source also indicates that the global and U.S. beer markets grew by 4.1% and 2.5%, respectively, between 2010 and 2014, and predicts they will grow by 3.6% and 4.1%, respectively, between 2014 and 2018.

Within the U.S. beer market, we operate in the high-growth craft beer segment. Growth in the craft beer segment has outpaced growth in the broader beer market in recent years. According to the Brewers Association, U.S. craft beer retail sales grew from $8.8 billion in 2010 to $19.6 billion in 2014, which represents a CAGR of 22.3%. During this same period, craft beer expanded both its volume share of the U.S. beer market from 4.9% to 11.0% and its retail dollar share from 7.6% to 19.3%.

We believe that rapid growth in the craft beer market has been driven by several long-term shifts in consumer preferences for beer, such as:

•	increased demand for fuller, more innovative flavors;

•	focus on high quality and transparency of ingredients and production processes; and

•	desire for authenticity of brand and independence from large traditional brewers.

We believe we are well-positioned to benefit from these market dynamics as a result of our history and culture; our extensive and growing award-winning product portfolio; and increasing customer demand for our products.

We also participate in the growing $460.0 billion global spirits industry, which includes the $65.5 billion U.S. spirits market, as reported by Euromonitor. These statistics indicate the global and U.S. spirits markets grew by 4.1% and 4.4%, respectively, from 2010 to 2014, and are predicted to grow by 3.9% and 5.4%, respectively, between 2014 and 2018.

What Makes Us Special

We believe the following strengths differentiate us and serve as the foundation for our continued success:

Premium brand driven by a dedication to the craft of brewing.    We are deeply passionate about the art of creating high quality, great-tasting beer. Since our home brew beginnings, our approach to brewing has been characterized by continuous exploration of new techniques and production methods, a commitment to using the finest ingredients and quality controls, as well as an overall fascination with the process of brewing beer. We take pride in the small-batch production methods we employ, as well as the innovative scientific testing we use to monitor and improve product quality. As a result, we believe our products are among the most inventive, consistent and highly celebrated in the craft segment, as evidenced by the over 200 awards we have received for our beer. Between the Great American Beer Festival and European Beer Star Awards events alone, we have collected seven gold, six silver and four bronze medals. Since receiving the World Beer Cup’s prestigious “Small Brewery of the Year” award in 2010, we have again won gold and bronze medals at the World Beer Cup along with a multitude of other accolades from national and international competitions. We believe our great-tasting beer and award-winning heritage drives a loyal customer following and heightened demand for our products, allowing us to maintain a premium position versus most other brands in the craft segment. Our current product portfolio typically ranges from $9.99 to $14.99 in retail price per six-pack. A six-pack of our Sculpin beer retails on average for $14.44 compared to an average retail price of $9.28 for six-packs of craft beer sold by the top twenty American craft brewers, based on data provided by Information Resources, Inc., or IRI, for the year to date as of June 14, 2015.

Deep-rooted employee culture with a passion for innovation.    We believe that our unique culture and passion for innovation begins with our employees, many of whom are home brewers themselves and some of whom have been with the company since its early days. As our mission states, we strive “to make beer, spirits and food we like to eat and drink and hope our customers will too.” In addition to having a dedicated R&D team, we maintain a passion for innovation that permeates our entire organization. For example, we turn to our highly-engaged employees for inspiration for new recipes and product ideas. In 2014, we collectively introduced over 110 new types of beer.

Breadth of products spanning multiple customer preferences and drinking occasions.    We believe we offer one of the most diverse portfolios of high quality beers and spirits in the craft segment. Our family of beers consists of a range of style expressions, including multiple IPAs, pale ales, lagers, pilsners, porters, stouts, saisons, sour ales and bocks. We offer our beer in a variety of wholesale and retail packaging formats, including keg, 22-oz. bottle, 12-oz. bottle and 12-oz. can. Our beers also range from 3.8% ABV, as featured in our Even Keel Session IPA, to 12% ABV, as featured in some of our limited offerings such as Barmy Ale. Through our minority-owned spirits subsidiary, we also offer small-batch spirits, including five types of vodka, three types of rum, two types of gin, bourbon whiskey, single malt whiskey, moonshine and herbal liqueur. In addition, our spirits subsidiary offers multi-serve cocktail mixers for Bloody Mary’s and Mai Tai’s as well as RTD canned alcoholic cocktails such as Bloody Mary, Gin & Tonic, Rum & Cola and Rum & Ginger. We believe the breadth of styles, packaging formats and alcohol content of our beers, complemented by our craft spirits and RTD cocktails, offers consumers a Ballast Point product for every drinking occasion and taste preference.

Effective, authentic grassroots sales and marketing strategy that drives brand awareness and customer affinity.    Our sales and marketing strategy is driven by a focus on developing personal relationships with our distributors, retail partners and end consumers. Through a national salesforce of more than 50 professionals, we employ a differentiated approach that emphasizes relationship-building and story-telling in place of traditional sales tactics. We call this strategy “Feet on the Street,” and we believe that it enables us to build an authentic, local appeal within our markets. Through our brewers and other employees, we maintain an active presence at beer competitions and festivals throughout the world. Our regular attendance at these events affords us the ongoing opportunity to articulate our story and share our passion with a growing population of loyal beer enthusiasts. In our local markets, our tasting rooms and kitchens serve as destination venues that showcase a broad mix of our product range in an environment that immerses customers in our brand and culture. As a tribute to our Home Brew Mart roots, we maintain a focus on providing exceptional, personalized service in every interaction we have with our customers. From our tasting rooms and kitchens to beer festivals to customer phone calls, we firmly believe in treating every customer the way we would like to be treated.

Strong strategic partnerships with growing momentum across distributors and retailers.    We view our relationships with our distributor and retail partners as a key component of our success. As part of this, we focus on educating our partners about who we are. For example, we regularly invite distributors and retailers to visit us at our brewing facilities in San Diego where they can experience our brand, culture and exclusive offerings first-hand. We believe these types of efforts help our partners better understand our differentiated position and recognize the margin benefit of our products, which may result in preferential shelf placement at retail. In addition to focusing on the quality of our distributor relationships, we have been successful at driving growth in our distribution. Since 2012, our distribution footprint has grown from 36 distributors servicing approximately 6,100 doors in 19 states and four countries internationally to more than 90 distributors servicing over 34,000 doors in over 30 states and ten countries internationally today. Going forward, we expect to continue to see increasing demand for our products from both distributors and retailers within our existing markets as well as new markets.

Strategic, long-term sourcing relationships and efficient, scalable production model.    We seek to maintain strong relationships with our key sourcing partners and have an efficient, scalable production model. With the goal of ensuring the future availability of raw materials, such as hops and malt, we selectively enter into fixed price contracts with our suppliers. Based on our current contracts, we believe we have secured the availability of the key raw materials we will need for the next several years. In addition, we prudently manage the production capacity of our facilities and historically have been successful at efficiently increasing production capacity. Our 23,600 square-foot Scripps Ranch facility, for instance, packaged approximately 98,000 barrels of beer in 2014, up from approximately

70,000 in 2013. In January 2014, we moved into our current headquarters in Miramar, and within six months, our new brewing facility was fully operational. As part of our long-term strategic planning, we regularly assess potential opportunities to increase our production capacity. We believe we have the strategy, execution capabilities and relationships necessary to continue to effectively expand capacity in order to accommodate our robust expected growth.

Visionary founder and passionate team.    Through our visionary founder and senior management team, we have built a high-performance, values-driven organization. Our culture is driven by a focus on teamwork and the fundamental goal to “work hard and have fun.” As a testament to this, our culture is consistently cited in employee surveys as a key reason for our employees’ sense of pride in being a part of the Ballast Point family. We believe that our success is the direct result of the combined efforts of our entire team.

Our Growth Strategy

We believe we are well-positioned to achieve significant growth, driven primarily by the following strategies:

Deepen our penetration and expand our domestic distribution footprint.    Since we began brewing in 1996, we have successfully grown our distribution footprint to over 30 states. Recently, we have experienced significant growth in nearly all of our markets. Of the 25 states in which we have operated for at least one year, 21 states, or 84%, have generated triple-digit year-over-year growth for the six month period ended June 30, 2015. In our most mature market, San Diego, where we are headquartered, we generated year-over-year revenue growth of 38% for the same period. Given our current trajectory, we feel confident in our continued ability to expand our market share in the United States by increasing our presence within existing markets and entering new markets. We believe our future growth will be driven by the following:

•	increasing sales velocity of our products in existing doors;

•	expanding product count in existing doors;

•	adding new doors within existing markets; and

•	entering new markets.

To implement these strategies, we plan to expand our reach by adding sales personnel who will help articulate the Ballast Point story and increase demand from existing and new accounts. We believe our relational sales approach will continue to resonate as we seek to expand our presence. We also plan to selectively sign on new distributors to continue to broaden and diversify our distribution footprint. For the six month period ended June 30, 2015, our top five states accounted for an estimated 70% of total distribution. Within these five states, revenue grew 130% over the prior year period.

Increase awareness of the Ballast Point brand.    We believe we have an opportunity to significantly increase awareness of the Ballast Point brand through our continued participation in beer and spirits competitions, as well as through the continued use of our tasting rooms and kitchens, social media, strategic community outreach and charity programs. Historically, we have primarily used our personalized, grassroots “Feet on the Street” strategy, rather than relying on more traditional and costly marketing programs. We view beer and spirits competitions as opportunities to connect and build affinity with beer and spirits enthusiasts and future brand ambassadors, while achieving international recognition for our products. We also plan to selectively evaluate additional retail opportunities in new markets to showcase our product offerings and connect with new local customers. We believe our focus on brewing great-tasting beer and delivering outstanding experiences to our customers will lead to continued growth in awareness and enthusiasm for our brand.

Continue innovating and driving new product launches.    We work tirelessly to discover new techniques and ingredient combinations in craft brewing and distilling. Through our dedicated R&D programs, we have been successful at creating new, great-tasting beers, such as our Victory at Sea Imperial Porter with coffee and vanilla, Indra Kunindra Curry Export Stout and Bourbon Barrel Aged Piper Down Scottish Ale, which were brought to market after achieving success in our tasting rooms. Additionally, we are investing in the growth of our spirits subsidiary, which we believe represents a promising long-term opportunity. The introduction of RTD canned cocktails, such as our Bloody Mary, Gin & Tonic, Rum & Cola and Rum & Ginger, also exemplifies our commitment to innovation.

Increase our production capacity to drive national expansion in beer and accelerate growth in spirits.    For our existing production facilities, we have invested in additional equipment and infrastructure to allow us to expand our capacity, which we believe will be sufficient to meet the growing demand for our products for the next few years. As part of our long-term strategic planning, we periodically assess potential opportunities to increase our production capacity as well as enhance the reach and efficiency of our distribution.

Grow our international sales.    For the year ended December 31, 2014, international sales represented less than 5% of our net revenue. Given the international recognition we have received from our success at various international beer competitions, including the Australian International Beer Awards, European Beer Star Awards and Great Japan Beer Festival, we believe international expansion represents a compelling growth opportunity over the long term.

Culture and Values

We have built a high-performance, values-driven organization that is committed to our customers and employees. We deeply value the relationships we have built with our customers, distributors, suppliers and employees. We have attracted brand ambassadors both inside and outside the company by making great, award-winning beer and spirits and treating our customers, distributors, suppliers and employees well.

We believe our culture is critical in attracting and retaining committed team members, as evidenced by our strong employee satisfaction survey results and low attrition of full-time team members. We believe our culture and values help fuel our growth and afford us the opportunity to position ourselves as one of the most respected employers in the craft brew space.

Risk Factors

There are a number of risks and uncertainties that may affect our financial and operating performance and our growth prospects. You should carefully consider all of the risks discussed in “Risk Factors” before investing in our Class A common stock. These risks include, but are not limited to, the following:

•	our recent growth rates may not be sustainable or indicative of our future growth, and we may not be able to manage increased demand for our products as a result of continued growth;

•	we face substantial competition and our inability to compete effectively could adversely affect our sales and results of operations;

•	we are dependent on third-party suppliers for key raw materials, packaging materials and production inputs;

•	our product sales are heavily concentrated in Sculpin IPA and further concentrated geographically in California;

•	we are heavily dependent on our third-party distributors for the distribution of our products;

•	unexpected events at our company-owned breweries, the inability to expand brewing operations and product safety and quality concerns could have a material adverse effect on our sales and results of operations;

•	we have been growing rapidly and failure to manage our expected future growth could adversely affect our business and results of operations;

•	we are subject to governmental regulations affecting our breweries and tasting rooms; and

•	our founder controls a majority of the voting power of our common stock, which may prevent other stockholders from influencing corporate decisions and may result in conflicts of interest that cause the price of our Class A common stock to decline.

Corporate Information

We were incorporated in Delaware in July 2015 and are a wholly owned subsidiary of Home Brew Mart, Inc., our operating business which was incorporated in California in 1992. We were formed to implement a holding company structure as a result of which we will become a holding company for Home Brew Mart, Inc. after the completion of the IPO reorganization, as more fully described below. Our principal executive offices are located at 9045 Carroll Way, San Diego, CA 92121, and our telephone number is (858) 790-6900. Our website address is www.ballastpoint.com. Information contained in, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities, pursuant to an effective registration statement under the Securities Act of 1933, as amended, or the Securities Act. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in this prospectus and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

The Offering

Class A common stock offered by us	shares

Class A common stock offered by the selling stockholders	shares

Class A common stock to be outstanding after the offering	shares

Class B common stock to be outstanding after the offering	shares

Total Class A common stock and Class B common stock to be outstanding after the offering	shares

Option to purchase additional shares of Class A common stock	shares (with shares being offered by us and shares being offered by the selling stockholders)

Voting rights	We have two classes of authorized common stock, Class A common stock and Class B common stock. Purchasers in this offering will acquire Class A common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote per share, and each share of Class B common stock is entitled to ten votes per share. The Class B common stock also has approval rights over certain corporate actions. See “Description of Capital Stock.”

Class B common stock conversion rights	Class B common stock may only be held by our founder, Jack White, Jr., his children or entities controlled by Jack White, Jr. or his children. Each share of Class B common stock may be converted into one share of Class A common stock at the option of its holder and will be automatically converted into one share of Class A common stock upon transfer thereof, unless such transfer is to Jack White, Jr., his children or entities controlled by Jack White, Jr. or his children. In addition, upon the date on which the outstanding Class B common stock represents less than % of our outstanding capital stock, all outstanding shares of Class B common stock will automatically convert into Class A common stock. See “Description of Capital Stock.”

Principal stockholder; controlled company	All outstanding shares of Class B common stock are held by Jack White, Jr. The shares of Class A common stock and Class B common stock held by Jack White, Jr. will represent approximately % of the voting power of our outstanding capital stock upon the completion of this offering. As a result, Jack White, Jr. will be able to control the outcome of all matters submitted to a vote of our stockholders, such as the election of directors, amendments to our certificate of incorporation and mergers or other business combinations. See “Description of Capital Stock.” In addition, we currently intend to avail ourselves of the controlled company exemption under the corporate governance rules of the NASDAQ Global Select Market, and so you will not have the same protections afforded to stockholders of companies that are subject to such corporate governance requirements.

Use of proceeds

We estimate that the net proceeds from the sale of shares of our Class A common stock that we are selling in this offering will be approximately $         million, based upon an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders.

We intend to use the net proceeds that we receive from this offering for working capital and general corporate purposes. See “Use of Proceeds.”

Directed share program	At our request, the underwriters have reserved up to % of the shares of Class A common stock offered by this prospectus for sale, at the initial public offering price, to our directors, officers, employees and other individuals associated with us and members of their respective families. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock. See “Underwriting.”

Risk factors	Please read the section titled “Risk Factors” and other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our Class A common stock.

Proposed NASDAQ Global Select Market symbol	“PINT”

The number of shares of Class A common stock and Class B common stock that will be outstanding after this offering is based on 3,326,368 shares of Class A common stock and 3,220,000 shares of Class B common stock outstanding as of June 30, 2015, after giving effect to (i) the consummation of the IPO reorganization described below, (ii) the reclassification of 3,220,000 shares of common stock controlled by Jack White, Jr., into an equivalent number of shares of Class B common stock and the reclassification of the remaining 1,106,981 shares of common stock into an equivalent number of shares of Class A common stock, (iii) the automatic conversion of 2,219,387 shares of preferred stock into an equivalent number of shares of Class A common stock and (iv) the issuance of                  shares of Class A common stock upon the vesting of restricted stock units, in each case, prior to the completion of this offering, and excludes:

•	1,452,000 shares of our Class A common stock issuable upon the vesting of restricted stock units outstanding as of June 30, 2015, which excludes the shares of Class A common stock to be issued upon the vesting of restricted stock units immediately prior to the completion of this offering and being sold by the selling stockholders in this offering;

•	shares of our Class A common stock reserved for future issuance under our 2015 incentive award plan, or the 2015 Plan, which will become effective on the business day prior to the public trading date of our Class A common stock; and

•	shares of Class A common stock reserved for future issuance under our 2015 employee stock purchase plan, or ESPP, which will become effective on the business day prior to the public trading date of our Class A common stock.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	the consummation of the IPO reorganization described below;

•	the reclassification of 3,220,000 shares of common stock controlled by Jack White, Jr., into an equivalent number of shares of Class B common stock and the reclassification of the remaining 1,106,981 shares of common stock into an equivalent number of shares of Class A common stock prior to the completion of this offering;

•	the automatic conversion of 2,219,387 shares of preferred stock into an equivalent number of shares of Class A common stock, which will occur immediately prior to the completion of this offering;

•	the issuance of shares of Class A common stock upon the vesting of restricted stock units, which will occur immediately prior to the completion of this offering;

•	the filing of our amended and restated certificate of incorporation and adoption of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;

•	a -for-one forward stock split of our Class A and Class B common stock to be effected prior to the completion of this offering; and

•	no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

IPO Reorganization

We were incorporated in Delaware in July 2015 and are a wholly owned subsidiary of Home Brew Mart, Inc. We do not have any operations. Home Brew Mart, Inc. is undertaking a reorganization in connection with this offering, which we sometimes refer to as the IPO reorganization, as a result of which we will become a holding company for Home Brew Mart, Inc. On                     , 2015, Home Brew Mart, Inc. merged with and into             , with Home Brew Mart, Inc. surviving the merger and continuing as our operating subsidiary. Pursuant to the merger, the outstanding shares of Home Brew Mart, Inc.’s common stock converted into shares of our common stock and the outstanding shares of Home Brew Mart, Inc.’s preferred stock converted into shares of our preferred stock. In addition, we assumed the stock incentive plan of Home Brew Mart, Inc. and the restricted stock units granted thereunder converted into restricted stock units that will be settled in shares of our common stock. Our consolidated financial statements and other financial information included in this prospectus as of dates and for periods prior to the date of the IPO reorganization reflect the results of operations and financial position of Home Brew Mart, Inc. and its consolidated subsidiary, and our consolidated financial statements and other financial information, if any, as of dates and for periods from and after the date of the IPO reorganization reflect the results of operations and financial condition of Ballast Point Brewing & Spirits, Inc. and its consolidated subsidiaries, in each case unless otherwise expressly stated or the context otherwise requires.

Summary Consolidated Financial and Other Data

The following tables present a summary of our consolidated financial and other data as of, and for the periods ended on, the dates indicated. The summary consolidated statements of income data for each of the years ended December 31, 2013 and 2014 and the six months ended June 30, 2015 and the summary consolidated balance sheet data as of June 30, 2015 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statement of income data for the six months ended June 30, 2014 has been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Our unaudited consolidated financial statements were prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting of normal recurring adjustments, we consider necessary for a fair presentation of the financial information. You should read the following financial information together with the information under “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our consolidated financial statements and related notes included elsewhere in this prospectus. Historical results are not necessarily indicative of results to be expected for any future period, and our interim results are not necessarily indicative of the results that should be expected for the full year or any other period.

	Years Ended December 31,		Six Months Ended June 30,
	2013	2014	2014	2015
			(unaudited)
	(in thousands, except per share data)
Consolidated Statements of Income Data:
Revenue	$27,384	$51,115	$20,707	$53,720
Less excise taxes	1,024	2,238	631	2,024

Net revenue	26,360	48,877	20,076	51,696
Cost of net revenue	14,537	27,231	10,584	25,374

Gross profit	11,823	21,646	9,492	26,322
Selling, general and administrative expense	7,597	13,822	5,899	12,011

Operating income	4,226	7,824	3,593	14,311
Other expense, net	436	626	184	375

Income before income taxes	3,790	7,198	3,409	13,936
Provision for income taxes	1,544	2,875	1,365	4,748

Net income	2,246	4,323	2,044	9,188
Net loss attributable to noncontrolling interest	206	214	53	19

Net income attributable to Home Brew Mart, Inc.	2,452	4,537	2,097	9,207
Net income allocable to participating securities	(847)	(1,593)	(736)	(3,234)

Net income attributable to common stockholders	$1,605	$2,944	$1,361	$5,973

Net income per share attributable to common stockholders(1):
Basic	$0.38	$0.69	$0.32	$1.41

Diluted	$0.38	$0.69	$0.32	$1.39

Weighted average shares outstanding(1):
Basic	4,247	4,247	4,247	4,247

Diluted	4,256	4,286	4,280	4,291

(1)	See Note 1 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the historical net income per share and the number of shares used in the computation of the per share amounts. No pro forma per share amounts are included herein since the assumed conversion of our convertible preferred stock in this offering does not result in a material difference between the historical and pro forma amounts.

	Years Ended December 31,		Six Months Ended June 30,
	2013	2014	2014	2015
			(unaudited)
Key Operating Metrics:
Barrels sold—brewing operations(1)	65,543	115,652	47,219	118,831
Barrel volume growth—brewing operations (over prior year period)	90.7%	76.5%	63.8%	151.7%
Net revenue per barrel—brewing operations(2)	$335.93	$338.74	$338.25	$357.66

(1)	This amount represents the barrels for which we have recognized revenue in our consolidated financial statements, excluding barrels sold in our tasting rooms, and will differ from amounts reported for other purposes, including amounts we report to the Brewers Association, which is a national organization that represents the interests of small and independent craft brewers and reports national beer sales for the industry, based on shipments reported for excise tax reporting purposes.
(2)	Net revenue per barrel represents net revenue of our brewing operations divided by the number of barrels sold by our brewing operations in a given period. This amount excludes net revenue from barrels sold in our tasting rooms.

	June 30, 2015
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
		(unaudited)	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$5,514	$	$
Working capital	11,566
Property and equipment, net	32,301
Total assets	55,928
Long-term debt (including current portion)	23,753
Total liabilities	38,011
Total stockholders’ equity	17,917

(1)	On a pro forma basis giving effect to the automatic conversion of 2,219,387 shares of preferred stock into an equivalent number of shares of Class A common stock, which will occur immediately prior to the completion of this offering.
(2)	On a pro forma as adjusted basis giving effect to the pro forma adjustments set forth in (1) above and giving further effect to the issuance and sale by us of shares of Class A common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.
(3)

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by $         million, assuming that the number of shares offered by us as set forth on the cover page of this prospectus remains the same, and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us. An increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $         million, assuming an initial public offering price of $         per share, and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. Any of the following risks could have a material adverse effect on our business, results of operations, financial condition and prospects and cause the trading price of our Class A common stock to decline, which could cause you to lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Risks Related to Our Business and Industry

Our recent growth rates may not be sustainable or indicative of our future growth, and we may not be able to manage increased demand for our products as a result of continued growth.

We have grown our revenue rapidly in a relatively short period of time. For example, the total annual number of barrels of beer we have sold as reported on a taxable basis increased from 37,161 in 2012 to 122,890 in 2014, with annual net revenue increasing from $14.0 million to $48.9 million during that same period. Our historical growth rates may not be sustainable or indicative of future growth. We believe that our continued sales growth will depend upon, among other factors, our ability to:

•	expand our distribution base in existing markets and penetrate new markets in the United States, including markets that may be dominated by one or more regional or local craft breweries;

•	continue to increase awareness of the Ballast Point brand though grassroots marketing and the opening of new tasting rooms, including by recruitment and training of qualified personnel in new markets;

•	compete effectively within the growing and crowded craft beer market;

•	maintain and increase our production capacity;

•	secure and maintain supply of key raw ingredients, such as hops and barley, and packaging materials;

•	maintain our company culture as we expand geographically and increase the size of our organization;

•	obtain all required governmental licenses in new markets on a timely basis; and

•	expand internationally.

We cannot assure you we will be able to achieve any of the foregoing. If we are unable to expand in existing markets or penetrate new markets, our ability to increase our revenues and profitability may be materially harmed or we may face losses. Failure to continue our sales growth rates or adequately meet increased demand for our products could have a material adverse effect on our financial condition and results of operations. You should not rely on our historical rate of revenue growth as an indication of our future performance.

We face substantial competition and our inability to compete effectively could adversely affect our sales and results of operations.

We compete in the highly competitive craft beer market, as well as in the much broader beer market, which includes large-scale domestic and import brewers. Growth in the craft beer segment has outpaced growth in the broader beer market in recent years. According to the Brewers Association,

U.S. craft beer retail sales grew from $8.8 billion in 2010 to $19.6 billion in 2014. During this same period, craft beer expanded both its volume share of the U.S. beer market from 4.9% to 11.0% and its retail dollar share from 7.6% to 19.3%. In addition, our craft beers and spirits face competition from producers of wine, spirits and flavored alcohol beverages offered by larger spirit producers and national brewers. We compete with other beer and beverage companies not only for consumer acceptance and loyalty, but also for shelf, cold box and tap space in retail establishments and for marketing focus by our distributors, all of which also distribute and sell other beers and alcohol beverage products. Many of our competitors have substantially greater financial resources, marketing strength and distribution networks than us. Moreover, the introduction of new products by competitors that compete directly with our products or that diminish the importance of our products to retailers or distributors may have a material adverse effect on our business and results of operations.

Further, the beer industry has seen continued consolidation among brewers in order to take advantage of cost savings opportunities for supplies, distribution and operations. Illustrative of this consolidation are the domestic joint venture between SABMiller and Molson Coors and the acquisition of Anheuser Busch by InBev, both of which occurred in 2008, the acquisition of FEMSA Cerveza by Heineken in 2010, and the acquisition of Grupo Modelo by AB InBev in 2013. Due to the increased bargaining leverage that these combined operations will have, the costs to us of competing could increase. The potential exists for these large competitors to increase their influence with their distributors, making it difficult for smaller brewers to maintain their market presence or enter new markets. The potential increases in the number and availability of competing brands, the costs to compete and decreases in distribution support and opportunities may have a material adverse effect on our business and results of operations.

We are dependent on third-party suppliers for key raw materials, packaging materials and production inputs, and our use of natural ingredients exposes us to weather and crop reliability.

We purchase the raw materials used in the brewing of our beers, including barley, hops, malt, and other ingredients, and the distilling of our spirits from a number of domestic and foreign third-party suppliers. The demand for hops grown in the United States has increased due to the success and growth of craft brewers and the popularity of beer styles that include hops grown in the United States. Certain U.S. hops are in limited supply and prices have risen for both spot purchases and forward contract pricing, accordingly. The beer industry has faced hops shortages in the past, during which times other beer companies with greater financial resources than us purchased large quantities of hops, and our industry could face shortages again in the future. We attempt to minimize our supply and price risk by entering into fixed price contracts with hops suppliers based on our projected future volumes and brewing needs, with the goal of ensuring that we maintain an adequate supply of hops to meet projected volume requirements several years out. However, we cannot provide any assurance that we will not face hops shortages in the future based on changes in our sales projections, competitive factors in sourcing hops or otherwise. Moreover, if prices fall below the applicable fixed price contract price or our future sourcing needs are less than currently anticipated, our fixed price contract strategy may have negative consequences on our business. In addition, a natural or manmade disaster at our production facilities where we store hops could materially and adversely affect our hops supply in the near term.

In addition, hops and malt are agricultural products and therefore many outside factors, including weather conditions, farmers rotating out of hops or barley to other crops, pests, government regulations and legislation affecting agriculture, could affect quality, price and supply. We are exposed to the quality of the barley crop each year, and significant failure of a crop would adversely affect our costs. In addition, the hops and malt industry is a relatively small universe and negative experiences, with any one party could harm our reputation and ability to successfully transact with others in the industry.

The process of brewing beer also utilizes a large amount of water. California, the location of all of our current production facilities, has been experiencing a severe drought for the last several years. While there are currently no restrictions on our use of water based on the drought, we cannot predict whether such restrictions may be put in place in the future. In addition, we source a substantial portion of our hops from the Yakima Valley in the State of Washington. This region has faced drought conditions in the past, and any future droughts could materially and adversely affect our ability to source hops in the future.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create demand for ingredients greater than we can source. Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders. The loss or significant reduction in the capability of a supplier to support our requirements could adversely affect our business and results of operations, until alternative supply arrangements could be secured, if at all.

We also source supply of certain packaging materials, such as kegs, bottles, cans, six-pack carriers, labels, caps and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers. Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could, in the short-term, adversely affect our results of operations and financial condition until alternative supply arrangements could be secured. Our packaging supply agreements have varying lengths and terms and there is no guarantee that the economics of these agreements can be replicated at the time of renewal, or with any future alternative supplier, if needed. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

In addition, our spirits business uses oak barrels to age certain spirits it produces. We compete with wine producers and other spirits producers for such oak barrels, which may be in limited supply. If we are unable to purchase a sufficient number of oak barrels at commercially reasonable prices, it could have a material adverse effect on the growth prospects, financial condition and results of operations of our spirits business.

We are heavily dependent on our distributors.

In the United States, where substantially all of our beer and spirits are sold, we sell beer and spirits to independent distributors for distribution to on-premise locations such as bars, restaurants and sports venues, and for distribution to off-premise retail locations such as grocery and specialty stores. Although we currently have a large network of wholesale distributors, sustained growth will require us to maintain such relationships and enter into arrangements with additional distributors in new markets. Changes in control or ownership within the current distribution network could lead to decreased support of our products. No assurance can be given that we will be able to maintain our current distribution network or secure additional distributors on terms favorable to us, or at all.

Our distributors often represent competing specialty beer and spirits brands, as well as national beer and spirits brands, and are to varying degrees influenced by their continued business relationships with other brewers and distillers. Our independent distributors may be influenced by a large brewer or distiller, particularly if they rely on that brewer or distiller for a significant portion of their sales, which many distributors do. In addition, certain of our distributors cover a substantial network of certain on-premise retailers. While we believe that the relationships between us and our distributors are generally good, some of these relationships are relatively new and untested and there can be no assurance that any or all of our distributors will continue to effectively market and distribute our products. The loss of any distributor or the inability to replace a poorly performing distributor in a timely fashion could have a material adverse effect on our business, financial condition and results of operations.

A number of our distribution arrangements are exclusive with respect to a particular geography, which enhances our distribution-related risks. Further contributing to our distribution-related risks is the fact that most of our distribution relationships are governed by state laws that in certain respects may supersede the terms of any contractual relationships. Under most of these state laws, distribution agreements for beer can only be terminated by the supplier after the supplier shows some type of “cause” (usually an uncured deficiency in the distributor’s operation) or upon payment of some sort of compensation to the distributor for the value of the distribution rights. State laws also may limit a beer supplier’s right to object to proposed assignments of distribution rights and/or changes in distributor ownership. A minority of states have enacted similar laws governing distillery-distributor relationships. Therefore, while we have entered into contractual relationships with some of our distributors, state law in various jurisdictions may limit our exercising our contractual termination and enforcement rights. Additionally, our distribution relationships are susceptible to changes in state legislation that could significantly alter the competitive environment for the beer distribution industry, which could adversely affect the effectiveness and the financial stability of distributors on which we rely.

Our product sales are heavily concentrated in our Sculpin IPA brand.

Sculpin IPA and Sculpin Grapefruit IPA accounted for the majority of our beer sales in our brewing operations in the six months ended June 30, 2015 and our sales growth compared to the same period in the prior year, and will likely continue to account for a large portion of our revenues for the foreseeable future. Therefore, our future operating results, particularly in the near term, are significantly dependent upon the continued market acceptance of these products, and in consumer preference for IPAs. There can be no assurance that we will maintain or increase market demand for these products, or that any decrease will be sufficiently offset by growth in our other products. Additionally, the high concentration of hops used in Sculpin IPA and Sculpin Grapefruit IPA make these products particularly susceptible to hops shortages. While we maintain a broad product portfolio consisting of a range of style expressions, there can be no assurance that we will be successful in developing, managing, introducing and marketing additional products that will sustain sales growth in the future.

Over half of our revenue is derived from sales in California.

Although we are increasingly becoming a national brand and currently have sales in over 30 states, approximately 53% of our revenue from brewing operations in the six months ended June 30, 2015 was derived from beer sales in California and, consequently, our future revenue may be adversely affected by changes in economic and business conditions in California. We also believe California is one of the most competitive craft beer markets in the United States, both in terms of number of market participants and consumer awareness. California offers significant competition to our products, not only from other craft brewers, but also from the major domestic brewers, wine producers and flavored alcohol beverage producers. Additionally, the craft beer industry is susceptible to local biases where consumers favor craft beers that are produced in the same region as they are sold. As we continue to expand our business geographically our products may be adversely affected by local bias in favor of local craft beers.

Unexpected events at our company-owned breweries or the inability to expand brewing operations could have a material adverse effect on our operations or financial results.

We rely solely on our company-owned breweries at four leased locations, and do not use any third-party contract brewers. Our reliance on our own breweries exposes us to numerous risks, including capacity constraints, lease agreements and renewals, and natural and manmade disasters. Our operations could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or manmade disasters or business interruptions, for which we are predominantly self-insured. Our current facilities are all located in San Diego near major earthquake faults and fire zones. The ultimate impact on us and our general infrastructure of being located near major earthquake faults and fire zones and being consolidated in certain geographical areas is unknown, but our operations and financial condition could suffer in the event of a major earthquake, fire or other natural disaster. Other potential interruptions include labor issues, governmental action, quality issues, contractual disputes, machinery failures, or operational shut downs. In the event that production at any of our breweries is interrupted, we could experience temporary shortfalls in production and/or increased production or distribution costs and be required to make significant capital investments to secure alternative capacity, the combination of which could have a material adverse effect on our business and financial results.

We have been growing rapidly and expect to continue to invest in our growth for the foreseeable future. If we fail to manage this growth effectively, our business and results of operations will be adversely affected.

We have experienced rapid growth in a relatively short period of time. In 2006, we opened a 50-barrel brew house in Scripps Ranch and today we brew out of four facilities in the San Diego area, including our 107,000 square foot Miramar facility, which we built and opened in 2014. We currently distribute beer to over 30 states and ten countries. We increased the total annual number of barrels sold as reported on a taxable basis from 37,161 in 2012 to 122,890 in 2014.

We intend to continue to grow our business. For example, we plan to expand our reach by adding sales personnel, explore opening additional retail and production facilities in select geographies, continue to innovate and bring new beers to market, increase our production capacity, grow our spirits business and grow our international presence. Moreover, we will need to transition to operating as a public company. These activities will require significant capital expenditures and allocation of valuable management and employee resources, and our growth will continue to place significant demands on our management and our operational and financial infrastructure.

Our future financial performance and our ability to execute on our business plan will depend, in part, on our ability to effectively manage any future growth. There are no guarantees we will be able to do so in an efficient or timely manner.

If our breadth of products does not match consumer preferences, our sales and market share may decrease and our gross margin may be adversely affected.

Our product strategy is closely tied to our home brew roots and driven by our fundamental philosophy of brewing beers and distilling spirits that we like to drink. We have a dedicated research and development team, which focuses exclusively on testing new recipes and is our primary engine in new product development, and we also turn to our other employees for inspiration for new recipes and product ideas. We use our tasting rooms, in part, to test new products in the market, and we also enter our new products into beer competitions across the world. Through this strategy, we have developed a product portfolio consisting of a range of style expressions, including multiple IPAs, pale ales, lagers, pilsners, porters, stouts, saisons, sour ales and bocks. However, if we fail to develop products that appeal to consumers because of a change in consumer preferences, or if we are unable to maintain consistently high quality beers in a cost-efficient manner, our overall brand image may be tarnished and our future sales, gross margin and results of operations could be adversely affected.

Changes in consumer preferences or public attitudes about alcohol could decrease demand for our products.

Consumer demand for luxury or perceived luxury goods, including craft beer, can be sensitive to downturns in the economy and the corresponding impact on discretionary spending. Changes in discretionary consumer spending or consumer preferences brought about by factors such as perceived or actual general economic conditions, job losses and the resultant rising unemployment rate, perceived or actual disposable consumer income and wealth, and changes in consumer confidence in the economy, could significantly reduce customer demand for craft beer in general, and the products we offer specifically. Furthermore, our consumers may choose to replace our products with other more affordable alternatives available in the market, irrespective of perceived quality. Even within the craft beer market, our product portfolio sells at a significant premium to other beers. If consumers were unwilling to accept our products or if general consumer trends caused a decrease in the demand for beer, including craft beer, it would adversely impact our sales and results of operations. There is no assurance that the craft beer market will continue to experience growth in future periods. If the markets for wine, spirits or flavored alcohol beverages continue to grow, this could draw consumers away from the beer industry in general and our beer products specifically and have an adverse effect on our sales and results of operations. Further, the alcohol beverage industry has become the subject of considerable societal and political attention in recent years due to increasing public concern over alcohol-related social problems, including drunk driving, underage drinking and health consequences from the misuse of alcohol. As an outgrowth of these concerns, the possibility exists that additional cautionary labeling or packaging requirements may be imposed or that there may be renewed efforts to impose, at either the federal or state level, increased excise or other taxes on beer sold in the United States, and advertising by beer producers could be restricted. If beer in general were to fall out of favor among domestic consumers, or if the domestic beer industry were subjected to significant additional governmental regulation, it would likely have a significant adverse impact on our financial condition and results of operations.

Product safety and quality concerns may have a material adverse effect on our business.

Our success depends in large part on our ability to maintain consumer confidence in the safety and quality of our products. We have rigorous product safety and quality standards which we expect our breweries to meet. However, we cannot assure you that, despite our strong commitment to product safety and quality, we will always meet these standards. If we fail to comply with applicable product safety and quality standards and our products on the market are, or become, contaminated or adulterated, we may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which could cause our reputation and business to suffer.

Our sales and marketing strategies may not continue to be successful.

We intend to continue to grow the Ballast Point brand by focusing on what got us to where we are today – a dedication to the craft of brewing great beer – and communicating that message and promoting our beer to consumers through our “Feet on the Street” method of grassroots marketing. This means we will continue to build relationships with consumers by using our tasting rooms and kitchens to showcase our products, entering our beers into competitions, and leveraging social media and strategic community outreach. These strategies may not be successful in the future, especially as we enter new markets and as competition among craft brewers increases. Additionally, some of our competitors have greater financial resources than we do, which enables them to spend significantly more on marketing and advertising than us. Many of our competitors employ more traditional advertising methods, such as media advertisements and print advertisements, to a much greater extent than we do. There is no guarantee that our grassroots advertising will continue to be able to compete with these methods. Further, as we enter new markets where we do not have an established presence, it may be more difficult to employ our grassroots advertising methods, which rely heavily on establishing connections with customers through our participation in local events. Our inability to maintain and implement successful sales and marketing strategies could have a material adverse effect on our growth prospects, financial condition and results of operations.

If we are unable to attract and retain key personnel, our business could be harmed.

Our future success depends in part on the continued service of members of our senior management team. These executives have been primarily responsible for determining the strategic direction of our business and for executing our growth strategy and are integral to our brand and culture and the positive business reputation we enjoy with our employees, customers and suppliers. The loss of the services of any of these executives could have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace them on a timely basis, if at all. In addition, any such departure could be viewed in a negative light by investors and analysts, which could cause the price of our common stock to decline.

Our future success also depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees, particularly brewers, engineers, sales and quality assurance personnel and scientists, as well as our design artist, who understand and appreciate our culture and are able to represent our brand effectively. The market for such positions in the San Diego area is competitive. Qualified individuals are in high demand, and we may incur significant costs to attract them. In addition, the loss of any of our senior management or key employees or our inability to recruit and develop employees in new markets could materially adversely affect our ability to execute our business plan, and we may not be able to find adequate replacements. All of our officers and employees are at-will employees, meaning that they may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. We do not maintain “key person” insurance for any of our executives or other employees. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business, financial condition and results of operations may be materially adversely affected.

We are subject to governmental regulations affecting our breweries and tasting rooms.

Federal, state and local laws and regulations govern the production and distribution of beer and spirits, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships and various other matters. To operate our breweries, we must obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration, state alcohol regulatory agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Our tasting rooms and kitchens are subject to alcohol beverage control regulations that generally require us to apply to a state authority for a license that must be renewed annually and may be revoked or suspended for cause at any time. These alcohol beverage control regulations relate to numerous aspects of daily operations of our tasting rooms and kitchens, including minimum age of patrons and employees, hours of operation, advertising, trade practices, inventory control and handling, storage and dispensing of alcohol beverages. Noncompliance with such laws and regulations may cause the Alcohol and Tobacco Tax and Trade Bureau or any particular state or jurisdiction to revoke its license or permit, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines. One or more regulatory authorities could determine that we have not complied with applicable licensing or permitting regulations or have not maintained the approvals necessary for us to conduct business within a jurisdiction. For example, in the past we and Ballast Point Spirits, LLC have been cited by the California Department of Alcoholic Beverages Control for various violations, and while we strive to ensure compliance with all laws and regulations, we may be subject to suspensions or monetary fines for future violations. If licenses, permits or approvals necessary for our brewery or tasting room and kitchen operations were unavailable or unduly delayed, or if any permits or licenses that we hold were to be revoked, or additional permits or licenses were required in the future, including as a result of expanding our operations, our ability to conduct business may be disrupted, which would have a material adverse effect on our financial condition, results of operations and cash flows.

Violation of federal and state environmental regulations could adversely affect our operations.

Our brewing operations are subject to environmental regulations and local permitting requirements and agreements regarding, among other things, air emissions, water discharges and the handling and disposal of hazardous wastes. While we have no reason to believe the operation of our breweries violates any such regulation or requirement, if such a violation were to occur, or if environmental regulations were to become more stringent in the future, we could be adversely affected.

Our broad product offerings and distribution footprint add complexity to our business, which, if not managed effectively, could adversely affect our business.

We produce over 15 different styles of beer year-round, over 30 limited offering beers and over 15 types of spirits and mixed beverages. We have increased the number of locations in which we distribute from 19 states and four countries internationally in 2012 to over 30 states and ten countries internationally today, with continued expansion expected in the future. The large number of products we produce and the broad footprint in which we distribute adds complexity to all parts of our operations, including brewing production requirements and capacity, sourcing of supply, packaging, freight and distribution and marketing and selling processes. As we enter new markets and expand our product offerings, including the addition of new spirits offerings, our complexity will increase. In addition, with a larger product portfolio, we must continue to be successful in securing adequate shelf, cold box and tap space in retail establishments and in marketing focus by our distributors and their customers for a variety of products in our portfolio without correspondingly decreasing space for our other products. We cannot provide any assurance that we will effectively manage the complexity of our growing operations, without experiencing operating inefficiencies or control or quality deficiencies. Such inefficiencies or deficiencies could have a material adverse effect on our business and results of operations.

Another challenge we face as we expand into new locations outside of Southern California is maintaining our culture. As our expansion requires us to hire new employees and enter into arrangements with new distributors, it may become more of a challenge to maintain our culture that has helped contribute to our growth.

We may not be able to protect our intellectual property adequately, which could harm the value of our brand and adversely affect our business.

We believe that our intellectual property has substantial value and has contributed significantly to the success of our business. In particular, our trademarks, including our registered Ballast Point trademarks and the names of most of the beers that we sell, including Sculpin, Grunion and Big Eye, are valuable assets that, along with our copyrights, including our registered copyrights associated with artwork on our product labels, reinforce the distinctiveness of our brand and our customers’ favorable perception of our products.

While we own registrations for our material trademarks, we are a party to certain license agreements under which we are granted intellectual property rights that are also important to our business. For example, certain trademark rights related to non-alcoholic merchandise are licensed to us from our consolidated subsidiary, Ballast Point Spirits, LLC, under a renewable one year license. We may enter into additional licenses in the future and if we fail to comply with obligations under those agreements or if they are otherwise terminated in accordance with their terms, we could suffer adverse consequences.

From time to time, unlicensed third parties have used names similar to ours, have applied to register trademarks similar to ours and, we believe, have infringed or misappropriated our intellectual property rights. Third parties have also, from time to time, opposed our trademarks and challenged our intellectual property rights. We respond to these actions on a case-by-case basis, including where appropriate by commencing litigation or entering into settlement and license agreements. However, we may not always have the first right to maintain, enforce or defend those intellectual property rights which we have licensed from third parties.

We cannot assure you that the steps we have taken to protect our intellectual property rights are adequate, that our intellectual property rights can be successfully defended and asserted in the future or that third parties will not infringe upon or misappropriate any such rights. Our trademark rights and related registrations may be challenged in the future and could be canceled or narrowed. Our failure to protect our trademarks could prevent us from challenging third parties who use names and logos similar to our trademarks, which may in turn cause customer confusion, negatively affect customers’ perception of our brand, tasting rooms and products, and adversely affect our sales and profitability. If a third party successfully challenges our rights to use any of our trademarks, we could be forced to reduce the scope of our usage of such trademarks or to change our brand names or logos. Moreover, intellectual property proceedings and infringement claims could result in a significant distraction for management and have a negative impact on our business.

In addition, although we have also taken steps to protect our intellectual property rights internationally, the laws of certain foreign countries may not protect intellectual property to the same extent as do the laws of the United States. Other entities may have rights to trademarks that contain portions of our marks or may have registered similar or competing marks in foreign countries. There may also be other prior registrations in other foreign countries of which we are not aware. We may need to expend additional resources to defend our trademarks in these countries, and the inability to defend such trademarks could impair our brand or adversely affect the growth of our business internationally.

Fluctuations in the value of the Euro could negatively impact our results of operations and increase our costs.

Some of our contracts for supplies of raw ingredients are payable in Euros. As a result, we are exposed to foreign exchange risk, and our results of operations may be negatively impacted by fluctuations in the exchange rate between the U.S. dollar and the Euro. A significant appreciation in the Euro relative to the U.S. dollar will result in higher expenses. Likewise, to the extent that we generate any revenues denominated in foreign currencies, or become required to make payments in other foreign currencies, fluctuations in the exchange rate between the U.S. dollar and those foreign currencies could also negatively impact our results of operations. We currently have not entered into any foreign currency hedging contracts to reduce the effect of changes in foreign currency exchange rates, and foreign currency hedging is inherently risky and may result in unanticipated losses.

Our information systems may experience an interruption or breach in security.

We rely on our information technology systems to effectively manage our business data, communications, point-of-sale, supply chain, order entry and fulfillment, inventory and warehouse management and other business processes. We have policies and procedures in place to protect against and reduce the occurrence of failures, interruptions, or breaches of security of these systems. However, there can be no assurances that these policies and procedures will eliminate the occurrence of failures, interruptions or breaches of security or that they will adequately restore our systems or minimize any such events. The occurrence of a failure, interruption or breach of security of our computer information systems could result in loss of intellectual property, delays in our production, loss of critical information, or other events, any of which could harm our future sales or operating results.

We manage and store various proprietary information and sensitive or confidential data relating to our business, including sensitive and personally-identifiable information. Breaches of our security measures or the accidental loss, inadvertent disclosure or unapproved dissemination of proprietary information or sensitive or confidential data about us, our employees, or our customers, including the potential loss or disclosure of such information or data as a result of hacking, fraud, trickery or other forms of deception, could expose us, our customers or the individuals affected to a risk of loss or misuse of this information. This could result in litigation and potential liability for us, damage our brand image and reputation or otherwise harm our business. In addition, our current data protection measures might not protect us against increasingly sophisticated and aggressive threats and the cost and operational consequences of implementing further data protection measures could be significant. Recently, data security breaches suffered by well-known companies and institutions have attracted a substantial amount of media attention, prompting new federal and state laws and legislative proposals addressing data privacy and security, as well as increased data protection obligations imposed on merchants by credit card issuers. As a result, we may become subject to more extensive requirements to protect the customer information that we process in connection with the purchase of our products at our tasting room and kitchen locations.

We may experience a shortage of kegs necessary to distribute draft beer.

We distribute our draft beer in kegs that are owned by us and kegs we lease from third parties. If shipments of draft beer increase, we may experience a shortage of available kegs to fill sales orders, and have experienced such shortages in the past. If we cannot meet our keg requirements through either lease or purchase, we may be required to delay some draft shipments. Such delays could have an adverse impact on sales and relationships with wholesalers.

An increase in excise taxes could adversely affect our financial condition and results of operations.

The U.S. government currently levies an excise tax of $18 per barrel on beer sold for consumption in the United States; however, brewers that produce less than 2,000,000 barrels annually are taxed at $7 per barrel on the first 60,000 barrels shipped, with the remainder of the shipments taxed at the normal rate. Individual states that we operate in also impose excise taxes on beer and other alcohol beverages in varying amounts, which are subject to change. Federal and state legislators routinely consider various proposals to impose additional excise taxes on the production of alcoholic beverages, including beer. Any such increases in excise taxes, if enacted, would adversely affect our financial condition, results of operations and cash flows.

An increase in energy costs could harm our financial results.

From time to time, we may experience significant variation in direct and indirect energy costs, and energy costs could rise unpredictably. Increased energy costs would result in higher transportation, freight and other operating costs, including increases in the cost of ingredients and supplies. Our future operating expenses and margins could be dependent on our ability to manage the impact of such cost increases. If energy costs increase, there is no guarantee that such costs can be fully passed along to consumers through increased prices.

The craft beer business is seasonal in nature, and we are likely to experience fluctuations in results of operations and financial condition.

Sales of craft beer products are somewhat seasonal, with the first and fourth quarters historically having lower sales than the rest of the year. Historically, seasonality in our sales has not been apparent in our financial results, which we believe is due to the continued growth of our business.

However, seasonality may become more apparent in our financial results in future periods. In addition, our sales volume may be affected by weather conditions, selling days and any general economic downturn within a particular period. Therefore, the results for any given quarter will likely not be indicative of the results that may be achieved for the full fiscal year. If an adverse event such as a regional economic downturn or poor weather conditions should occur during any future seasonal period in our business, the adverse impact to our revenues would likely be greater.

Litigation and publicity concerning product quality, health and other issues, which can result in liabilities and also cause customers to avoid our products, could adversely affect our results of operations, business and financial condition.

Beverage and food service businesses can be adversely affected by litigation and complaints from customers or government authorities resulting from food and beverage quality, adulteration, product tampering, illness, injury or other health concerns or operating issues stemming from the handling and consumption of products, including the sale of alcohol to minors and any damages that may result therefrom. In addition, it is possible that our employees or customers will be injured in industrial accidents at our company-owned breweries. If we expand our tasting rooms outside of California we may become subject to “dram shop” statutes under state law, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcohol beverages to the intoxicated person. As a result of any such litigation or complaints, we could incur significant liabilities if a lawsuit or claim results in a decision against us, or litigation costs, regardless of the result, and any liabilities may exceed our insurance coverage limits. Further, any litigation may cause our key employees to expend resources and time normally devoted to the operations of our business. Adverse publicity about these claims or lawsuits may also negatively affect us, regardless of their merit, by discouraging customers from buying our products.

The alcohol beverage industry also faces the possibility of government investigations, class actions, or other similar litigation alleging that manufacturers like the company bear legal responsibility for any excessive use or abuse of alcohol beverages, including conduct that has caused death or serious health problems. It is also possible that federal or state governments could assert that the use of alcohol beverages has significantly increased that portion of health care costs paid for by the government. Litigation or assertions of this type have adversely affected companies in the tobacco industry. It is possible, however, that our suppliers could be named in litigation of this type, which could have a negative impact on their business and, in turn, could also have a significant negative impact on our business.

Our operating results and cash flow may be adversely affected by unfavorable economic and financial market conditions.

Volatility and uncertainty in the financial markets and economic conditions may directly or indirectly affect our performance and results of operations in a variety of ways, including: prices for energy and agricultural products may rise faster than current estimates, including increases resulting from currency fluctuations; our key suppliers may not be able to fund their capital requirements, resulting in disruption in the supplies of our raw and packaging materials; the credit risks of our distributors may increase; the impact of currency fluctuations on any amounts that may be owed to us by distributors that pay in foreign currencies; our credit facility, or portion thereof, may become unavailable at a time when needed by us to meet critical needs; overall beer consumption may decline; or consumers of our beers may change their purchase preferences and frequency, which might result in sales declines.

Our gross margin may fluctuate.

Our gross margin may fluctuate in the future as a result of many factors, including without limitation: product pricing levels; levels of fixed and semi-variable operating costs; levels of production at our facilities in relation to then existing production capacities; efficiencies in our manufacturing processes, such as inventory loss rates; availability and prices of raw materials; production inputs such as energy and packaging materials; and federal and state excise taxes. The high percentage of our fixed and semi-variable operating costs causes our gross margin to be particularly sensitive to relatively small changes in sales volume.

Our insurance may not provide adequate levels of coverage against claims.

We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

We only own a one-third interest in Ballast Point Spirits, LLC, the operator of the spirits portion of our business, which could adversely affect our decision-making authority and result in disputes between us and the other owners.

Ballast Point Spirits, LLC, our consolidated subsidiary, is owned one-third each by Jack White, Jr., Yuseff Cherney and our company. Accordingly, this business is subject to the risks associated with multiple owners and decision makers. While we believe the interest of each of the parties is currently aligned, the other owners may have economic or other business interests or goals that are not consistent with our business interests or goals, and they may take actions contrary to our policies or objectives. Any disagreement among the owners could distract management, result in litigation, and ultimately harm the prospects of that business.

The terms of our credit facility may restrict our current and future operations, which could adversely affect our ability to respond to changes in our business and to manage our operations.

Our credit facility contains, and any additional debt financing we may incur would likely contain, covenants requiring us to maintain or adhere to certain financial ratios or limits and covenants that restrict our operations, including limitations on our ability to grant liens, incur additional debt, pay dividends, make certain investments and engage in certain merger, consolidation or asset sale transactions. Complying with these covenants could adversely affect our ability to respond to changes in our business and manage our operations. A failure by us to comply with the financial ratios and restrictive covenants contained in our credit facility and any future financing instruments could result in an event of default. Upon the occurrence of an event of default, the lenders could elect to declare all amounts outstanding to be due and payable and exercise other remedies as set forth in our credit facility and any future financing instruments. If the indebtedness under our credit facility and any future financing instruments were to be accelerated, our future financial condition could be materially adversely affected.

A component of our strategy is to continue to grow our business internationally, which may have an adverse effect on the rest of our business.

We currently distribute beer through our third-party distributors in ten countries internationally, and expect to continue to expand into new international markets. As a result, we are and will be, on an increasing basis, subject to the risks of doing business outside the United States, including:

•	changes in foreign currency exchange rates or currency restructurings and inflation or deflation in the countries in which we operate;

•	the imposition of restrictions on currency conversion or the transfer of funds or limitations on our ability to repatriate non-U.S. earnings in a tax effective manner;

•	the presence of varying levels of business corruption in international markets;

•	the ability to comply with, or impact of complying with, complex and changing laws, regulations and policies of foreign governments that may affect investments or operations, including foreign ownership restrictions, import and export controls, tariffs, embargoes, intellectual property, requirements and regulations, increases in taxes paid and other changes in applicable tax laws;

•	differing labor regulations;

•	the difficulties involved in managing an organization doing business in many different countries;

•	the ability to comply with, or impact of complying with, complex and changing laws, regulations and economic and political policies of the U.S. government, including U.S. laws and regulations relating to economic sanctions, export controls and anti-boycott requirements;

•	increases in anti-American sentiment and the identification of the licensed brand as an American brand;

•	different or lesser intellectual property protection;

•	the effect of disruptions caused by severe weather, natural disasters, outbreak of disease or other events that make travel to a particular region less attractive or more difficult; and

•	political and economic instability.

While these factors and the impact of these factors are difficult to predict, any one or more of them could lower our revenues, increase our costs, reduce our profits or disrupt our business, and, as our international presence increases, these risks will become more pronounced. In addition, operating internationally requires significant management attention and financial resources.

We are subject to U.S. and foreign anti-corruption and anti-money laundering laws with respect to our operations and non-compliance with such laws can subject us to criminal and/or civil liability and harm our business.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the United Kingdom Bribery Act 2010 and Proceeds of Crime Act 2002, and possibly other state and national anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees and third-party intermediaries from authorizing, promising, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. We use third-party representatives to support sales of our products and services abroad. In addition, as we increase our international sales and business, we may engage with additional business partners and third party intermediaries to sell our products abroad and to obtain necessary permits, licenses, and other regulatory approvals. We or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize or have actual knowledge of such activities.

Noncompliance with anti-corruption and anti-money laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense and compliance costs and other professional fees. In certain cases, enforcement authorities may even cause us to appoint an independent compliance monitor, which can result in added costs and administrative burdens. As a general matter, enforcement actions and sanctions could harm our business, results of operations, and financial condition.

We may engage in strategic transactions that could negatively impact our liquidity, increase our expenses and present significant distractions to our management.

We may consider strategic transactions and business arrangements, including, but not limited to, acquisitions, asset purchases, partnerships, joint ventures, restructurings, divestitures and investments. Any such transaction may require us to incur non-recurring or other charges, may increase our near and long-term expenditures and may pose significant integration challenges or disrupt our management or business, which could harm our operations and financial results.

We are subject to governmental export and import controls that could impair our ability to compete in international markets due to licensing requirements and subject us to liability if we are not in compliance with applicable laws.

Our products are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. Exports of our products must be made in compliance with these laws and regulations. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges; fines, which may be imposed on us and responsible employees or managers; and, in extreme cases, the incarceration of responsible employees or managers.

In addition, changes in our products or changes in applicable export or import laws and regulations may create delays in the introduction and sale of our products in international markets or, in some cases, prevent the export or import of our products to certain countries, governments or persons altogether. Any change in export or import laws and regulations, shift in the enforcement or scope of existing laws and regulations, or change in the countries, governments, persons or technologies targeted by such laws and regulations, could also result in decreased demand for our products, or in our decreased ability to export or sell our products to existing or potential customers. Any decreased use of our products or limitation on our ability to export or sell our products would likely adversely affect our business, financial condition and results of operations.

Risks Related to this Offering and Ownership of our Class A Common Stock

There has been no prior market for our Class A common stock. An active market may not develop or be sustainable, and investors may not be able to resell their shares at or above the initial public offering price.

There has been no public market for our Class A common stock prior to this offering. The initial public offering price for our Class A common stock will be determined through negotiations between representatives of the underwriters and us and may vary from the market price of our Class A common stock following the completion of this offering. An active or liquid market in our Class A common stock may not develop upon completion of this offering or, if it does develop, it may not be sustainable. In the absence of an active trading market for our Class A common stock, you may not be able to resell those shares at or above the initial public offering price or at all. We cannot predict the prices at which our Class A common stock will trade.

We are a “controlled company” under NASDAQ rules. As a result, we qualify for, and intend to continue to rely on, exemptions from certain corporate governance requirements and you will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After this offering, our founder, Jack White, Jr., will continue to control a majority of the voting power of our outstanding common stock. As a result, we will qualify as a “controlled company” within the meaning of the corporate governance standards of NASDAQ. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of independent directors as defined under the listing rules of NASDAQ;

•	the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following this offering, we intend to take advantage of certain of these exemptions. As a result, in the future, we may not have a majority of independent directors and we may not have independent director oversight of decisions regarding executive compensation and director nominations.

Our founder controls a majority of the voting power of our common stock, which may prevent other stockholders from influencing corporate decisions and may result in conflicts of interest that cause the price of our Class A common stock to decline.

We have two classes of common stock, Class A common stock and Class B common stock. Holders of Class A common stock are entitled to one vote per share, and holders of Class B common stock are entitled to ten votes per share, on all matters to be voted on by our common stockholders. All outstanding shares of Class B common stock are held by our founder, Jack White, Jr. The shares of Class A common stock and Class B common stock held by Jack White, Jr. will represent approximately     % of the voting power of our outstanding capital stock upon the completion of this offering, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock in this offering. Therefore, Jack White, Jr. is in a position to dictate the outcome of any corporate actions requiring stockholder approval, including the election of directors, amendments to our certificate of incorporation and mergers, acquisitions and other significant corporate transactions. Jack White, Jr. may delay or prevent a change of control from occurring, even if the change of control could appear to benefit the stockholders. In addition, until such time as all shares of Class B common stock are converted to Class A common stock or otherwise cease to be outstanding, stockholders are permitted to take action by written consent in lieu of a meeting. Various conflicts of interest between Jack White, Jr. and us may arise in the future relating to our business, including growth strategy, financial commitments, sales and marketing and brewery production functions, and the exercise by Jack White, Jr. of significant influence over our management and affairs. See “Management” for a description of the composition of our current board of directors and senior management. This ownership concentration with Jack White, Jr. may adversely impact the trading of our Class A common stock because of a perceived conflict of interest that may exist, thereby depressing the value of our Class A common stock.

Our stock price may be volatile or may decline regardless of our operating performance, resulting in substantial losses for investors purchasing shares in this offering.

The market price of our Class A common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our results of operations;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates or ratings by any securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

•	announcements by us or our competitors of significant product wins at beer competitions, acquisitions, strategic partnerships, joint ventures, operating results or capital commitments;

•	changes in operating performance and stock market valuations of other beer or spirits companies generally, or those in the craft beer industry in particular;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•	changes in our board of directors or management;

•	sales of large blocks of our common stock, including sales by our founder, executive officers, directors and significant stockholders;

•	lawsuits threatened or filed against us;

•	changes in accounting principles;

•	additions or departures of any of our key personnel;

•	changes in laws or regulations applicable to our business;

•	the expiration of contractual lock-up agreements;

•	changes in our capital structure, such as future issuances of debt or equity securities;

•	short sales, hedging and other derivative transactions involving our capital stock;

•	general economic conditions in the United States and abroad;

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events; and

•	the other factors described in the sections of the prospectus titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

In addition, stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities, including those of retail and beer and companies. Stock prices of many such companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and materially adversely affect our business, financial condition and operating results.

Substantial future sales of shares of our Class A common stock could cause the market price of our Class A common stock to decline.

Sales of a substantial amount of our Class A common stock in the market, or the perception that these sales may occur, could depress the market price of our Class A common stock and could impair our ability to raise capital through the sale of additional equity securities. After this offering, we will have outstanding              shares of Class A common stock. The total number of shares outstanding includes the              shares of Class A common stock being sold in this offering, which may be resold immediately, and              shares of Class A common stock which will become available for resale 180 days after the date of this prospectus (subject to extension in certain circumstances) under the terms of a lock-up agreement entered into between the holders of those shares and the underwriters of this offering. However, Goldman, Sachs & Co. and Morgan Stanley & Co. LLC can waive this restriction and allow these stockholders to sell their shares at any time after this offering. As restrictions on resale end, the market price of the Class A common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them.

We also intend to register all shares of Class A common stock that are subject to outstanding restricted stock units and that are reserved for issuance under our equity incentive plan and employee stock purchase plan. As of June 30, 2015,                  shares are subject to outstanding restricted stock units, and upon completion of this offering, an aggregate of                 shares of our Class A common stock will be reserved for future issuance under our equity incentive plan and employee stock purchase plan. We intend to register all of these shares. Once we register these shares, which we plan to do shortly after the completion of this offering, they can be freely sold in the public market upon issuance, subject to the lock-up agreements referred to above and compliance with applicable vesting requirements and securities laws. If a large number of these shares are sold in the public market, the sales could reduce our trading price.

Furthermore, our founder, Jack White, Jr., holds             shares of Class B common stock as of the date of this offering. In the event Mr. White decides to convert his shares of Class B common stock into Class A common stock to sell in the public market,             additional shares of Class A common stock will be available for sale in the market. However, Mr. White is subject to the same lock-up agreement described above.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business, our market and our competitors. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways that may not yield a return.

We currently intend to use the net proceeds to us from this offering primarily for working capital and general corporate purposes. We may also use a portion of the net proceeds from this offering for the acquisition of, or investment in, businesses, products or other assets that complement our business, although we have no present commitments or agreements to enter into any such acquisition or investment. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for purposes that do not increase the value of our business or increase the risks to you, which could cause the price of our stock to decline. Until net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

We are an “emerging growth company,” and we cannot be certain if the reduced disclosure requirements applicable to “emerging growth companies” will make our Class A common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We will remain an “emerging growth company” for up to five years, although we will cease to be an “emerging growth company” upon the earliest of (1) the last day of the fiscal year following the fifth anniversary of this offering, (2) the last day of the first fiscal year in which our annual gross revenues are $1.0 billion or more, (3) the date on which we have, during the previous rolling three-year period, issued more than $1.0 billion in non-convertible debt securities and (4) the date on which we are deemed to be a “large accelerated filer” as defined in the Securities Exchange Act of 1934, or the Exchange Act. We cannot predict if investors will find our Class A common stock less attractive or our company less comparable to certain other public companies because we will rely on these exemptions.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain additional executive management and qualified board members.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of NASDAQ and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and results of operations. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could materially adversely affect our business and results of operations. We will need to hire additional employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us, and our business may be materially adversely affected.

We also expect that being a public company will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could be materially adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and materially adversely affect our business, financial condition and operating results.

If we fail to maintain effective internal controls, we may not be able to report financial results accurately or on a timely basis, or to detect fraud, which could have a material adverse effect on our business or share price.

Effective internal controls are necessary for us to provide reasonable assurance with respect to our financial reports and to effectively prevent financial fraud. Pursuant to the Sarbanes Oxley Act, we will be required to periodically evaluate the effectiveness of the design and operation of our internal controls. Internal controls over financial reporting may not prevent or detect misstatements because of inherent limitations, including the possibility of human error or collusion, the circumvention or overriding of controls, or fraud. If we fail to maintain an effective system of internal controls, our business and operating results could be harmed, and we could fail to meet our reporting obligations, which could have a material adverse effect on our business and our share price.

We do not expect to pay any cash dividends for the foreseeable future.

We have never declared or paid any cash dividends on our capital stock. We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, business prospects and other factors the board of directors deem relevant. In addition, our ability to pay cash dividends is subject to certain restrictions under our credit facility with Comerica Bank. Our ability to pay cash dividends may also be restricted by the terms of any future financing instruments. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our Class A common stock.

In addition to the effect that the concentration of ownership and voting power in our founder, Jack White, Jr., provisions in our certificate of incorporation and bylaws, as will be amended and restated upon completion of this offering, may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that:

•	permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships;

•	provide that directors may only be removed for cause;

•	require super-majority voting to amend some provisions in our amended and restated certificate of incorporation and amended and restated bylaws;

•	authorize the issuance of preferred stock on terms determined by the board of directors without stockholder approval and which preferred stock may include rights superior to the rights of the holders of common stock;

•	eliminate the ability of our stockholders to call special meetings of stockholders;

•	prohibit stockholder action by written consent after such time as all shares of Class B common stock are converted to Class A common stock or otherwise cease to be outstanding, which will require all stockholder actions to be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to make, alter or repeal our bylaws;

•	restrict the forum for certain litigation against us to Delaware;

•	reflect the dual class structure of our common stock, as discussed above; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, pursuant to our amended and restated certificate of incorporation, after such time as all shares of Class B common stock are converted to Class A common stock or otherwise cease to be outstanding, we will be governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any holder of at least 15% of our capital stock for a period of three years following the date on which the stockholder became a 15% stockholder. These provisions could have the effect of delaying or preventing a change of control, whether or not it is desired by or beneficial to our stockholders.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business and financial condition.

If you purchase Class A common stock in this offering, you will experience immediate and substantial dilution.

Purchasers of Class A common stock in this offering will pay a price per share that is substantially higher than the pro forma net tangible book value per share of our common stock immediately after this offering. As a result, purchasers of our Class A common stock in this offering will suffer immediate and substantial dilution. Based on the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and our pro forma net tangible book value as of June 30, 2015, the dilution will be $             per share of Class A common stock to new investors in this offering. If the underwriters sell additional shares of Class A common stock following the exercise of their option to purchase additional shares or if outstanding restricted stock units vest or future option holders exercise outstanding options to purchase shares of Class A common stock, further dilution could occur.

We are a holding company with no business operations of our own and depend on our subsidiaries for cash.

We are a holding company with no significant business operations of our own. Our business operations are conducted through our subsidiaries. Dividends from, and cash generated by, our subsidiaries will be our principal sources of cash to repay indebtedness, fund operations and pay dividends, if any. Accordingly, our ability to repay our indebtedness, fund operations and pay dividends, if any, to our stockholders is dependent on the earnings and the distributions of funds from our subsidiaries. Our credit agreement significantly restricts our subsidiaries from paying dividends and otherwise transferring cash or other assets to us. In addition, our subsidiaries are permitted under our credit agreement to incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by our subsidiaries to us.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical fact contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, future capital expenditures, geographic expansion and plans and objectives of management for future operations, are forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described in the “Risk Factors” section and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events or otherwise.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of              shares of Class A common stock that we are offering will be approximately $             million, assuming an initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, or $             million if the underwriters exercise their option to purchase              additional shares in full, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares of Class A common stock in this offering by the selling stockholders.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares of Class A common stock in full, we estimate that our net proceeds will be approximately $             million. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1.0 million shares in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $             million, assuming the assumed initial public offering price stays the same.

The principal purposes of this offering are to create a public market for our Class A common stock, obtain additional capital to support our operations and to facilitate our future access to the public equity markets. We currently expect to use the net proceeds that we receive from this offering for working capital and general corporate purposes. We may also use a portion of the net proceeds from this offering for the acquisition of, or investment in, businesses, products or other assets that complement our business, although we have no present commitments or agreements to enter into any such acquisition or investment.

The amounts and timing of our actual expenditures will depend on numerous factors, including the growth of our sales and distribution footprint, competitive developments, the amount of cash generated or used by our operations and other factors described under “Risk Factors” in this prospectus. We therefore cannot predict with certainty the amount of net proceeds to be used for the purposes described above. Accordingly, we will have broad discretion in using these proceeds. Pending their use as described above, we plan to invest the net proceeds in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit, or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, business prospects and other factors the board of directors deems relevant. In addition, our ability to pay cash dividends is subject to certain restrictions under our credit facility with Comerica Bank. Our ability to pay cash dividends may also be restricted by the terms of any future financing instruments.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2015, as follows:

•	on an actual basis;

•	on a pro forma basis, giving effect to (i) the consummation of the IPO reorganization described elsewhere in this prospectus and the resultant reclassification of the $0.1 million carrying value of Series A and Series B preferred stock and the $0.4 million carrying value of common stock to additional paid-in capital, (ii) the reclassification of 3,220,000 shares of common stock controlled by Jack White, Jr., into an equivalent number of shares of Class B common stock and the reclassification of the remaining 1,106,981 outstanding shares of common stock into an equivalent number of shares of Class A common stock, (iii) the automatic conversion of 2,219,387 shares of preferred stock into an equivalent number of shares of Class A common stock and (iv) the issuance of shares of Class A common stock upon the vesting of restricted stock units and the corresponding recognition of $ million of stock-based compensation expense, in each case, prior to the completion of this offering; and

•	on a pro forma as adjusted basis, giving effect to the pro forma adjustments set forth above and giving further effect to the receipt of $ million in proceeds from the sale and issuance by us of shares of Class A common stock in this offering, based on the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	June 30, 2015
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(unaudited)
	(in thousands, except par value data)
Cash and cash equivalents	$5,514	$	$

Capitalization:
Long-term debt, including current portion	$23,753	$	$
Stockholders’ equity:
Series A and B preferred stock, no par value; 10,000 shares authorized, 2,219 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma adjusted	135
Preferred stock, no par value; no shares authorized, issued and outstanding, actual; shares authorized, no shares issued or outstanding, pro forma and pro forma adjusted	—
Common stock, $0.0001 par value; 10,000 shares authorized; 4,327 shares issued and 4,247 shares outstanding, actual; no shares issued and outstanding, pro forma and pro forma, as adjusted	400
Class A common stock, $0.0001 par value; no shares authorized, issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma, as adjusted	—
Class B common stock, $0.0001 par value; no shares authorized, issued and outstanding, actual; shares authorized, 3,220 shares issued and outstanding, pro forma and pro forma, as adjusted	—
Additional paid-in capital	—
Retained earnings	18,029

Total stockholders’ equity of Home Brew Mart, Inc.	18,564
Noncontrolling interest	(647)

Total stockholders’ equity	17,917

Total capitalization	$41,670	$	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share (which is the midpoint of the price range set forth on the cover page of this prospectus), would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $ million, assuming that the number of shares offered as set forth on the cover page of this prospectus remains the same, and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us. An increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming an initial public offering price of $ per share, and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

You should read this information in conjunction with our consolidated financial statements and the related notes appearing at the end of this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information contained in this prospectus.

The number of shares in the table above does not include:

•	1,452,000 shares of our Class A common stock issuable upon the vesting of restricted stock units outstanding as of June 30, 2015, which excludes the shares of Class A common stock to be issued upon the vesting of restricted stock units immediately prior to the completion of this offering and being sold by the selling stockholders in this offering;

•	shares of our Class A common stock reserved for future issuance under our 2015 Plan, which will become effective on the business day prior to the public trading date of our Class A common stock; and

•	shares of Class A common stock reserved for future issuance under our ESPP, which will become effective on the business day prior to the public trading date of our Class A common stock.

DILUTION

If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our Class A common stock after this offering.

Our pro forma net tangible book value as of June 30, 2015 was $         million, or $         per share of our common stock. Pro forma net tangible book value per share represents our total tangible assets reduced by the amount of our total liabilities, divided by the total number of shares of our common stock outstanding as of June 30, 2015, after giving effect to (i) the reclassification of 3,220,000 shares of common stock controlled by Jack White, Jr., into an equivalent number of shares of Class B common stock and the reclassification of the remaining 1,106,981 outstanding shares of common stock into an equivalent number of shares of Class A common stock, (ii) the automatic conversion of 2,219,387 shares of preferred stock into an equivalent number of shares of Class A common stock and (iii) the issuance of             shares of Class A common stock upon the vesting of restricted stock units, in each case, prior to the completion of this offering.

After giving effect to the sale of             shares of Class A common stock that we are offering at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2015 would have been approximately $         million, or approximately $         per share. This amount represents an immediate increase in pro forma net tangible book value of $         per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $         per share to new investors purchasing shares of Class A common stock in this offering.

We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of Class A common stock. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of June 30, 2015	$
Increase in net tangible book value per share attributable to this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution in net tangible book value per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately $        , and dilution in pro forma net tangible book value per share to new investors by approximately $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately $        , and dilution in pro forma net tangible book value per share to new investors by approximately $        , assuming an initial public offering price of $         per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their option to purchase additional shares of our Class A common stock in full in this offering, the pro forma as adjusted net tangible book value after the offering would be $         per share, the increase in pro forma net tangible book value per share to existing stockholders would be $         and the dilution per share to new investors would be $         per share, in each case assuming an initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

The following table summarizes, on a pro forma basis as of June 30, 2015, the differences between the number of shares purchased from us, the total consideration paid to us in cash and the average price per share that existing stockholders and new investors paid. The calculation below is based on an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors							$

Total		100%		$	100%

The foregoing tables and calculations are based on the number of shares of our Class A common stock outstanding as of June 30, 2015 after giving effect to (i) the reclassification of 3,220,000 shares of common stock controlled by Jack White, Jr., into an equivalent number of shares of Class B common stock and the reclassification of the remaining 1,106,981 shares of common stock into an equivalent number of shares of Class A common stock, (ii) the automatic conversion of 2,219,387 shares of preferred stock into shares of Class A common stock and (iii) the issuance of             shares of Class A common stock upon the vesting of restricted stock units, in each case, prior to the completion of this offering, and exclude:

•	1,452,000 shares of our Class A common stock issuable upon the vesting of restricted stock units outstanding as of June 30, 2015, which excludes the shares of Class A common stock to be issued upon the vesting of restricted stock units immediately prior to the completion of this offering and being sold by the selling stockholders in this offering;

•	shares of our Class A common stock reserved for future issuance under our 2015 Plan, which will become effective on the business day prior to the public trading date of our Class A common stock; and

•	shares of Class A common stock reserved for future issuance under our ESPP, which will become effective on the business day prior to the public trading date of our Class A common stock.

To the extent any of these restricted stock units are converted into shares of Class A common stock, there will be further dilution to new investors. If all of such restricted stock units had been converted into shares of Class A common stock as of June 30, 2015, the pro forma as adjusted net tangible book value per share after this offering would be $        , and total dilution per share to new investors would be $        .

The foregoing table and calculations do not reflect any sales by existing stockholders in this offering. Sales by the selling stockholders in this offering will reduce the number of shares held by existing stockholders to             shares, or     % of the total number of shares of our capital stock outstanding after this offering and will increase the number of shares of Class A common stock held by

new investors to             shares, or     % of the total number of shares of our capital stock outstanding after this offering, assuming the number of shares offered by the selling stockholders, as set forth on the cover of this prospectus, remains the same. In addition, if the underwriters exercise their option to purchase additional shares in full, the number of shares of Class B common stock held by the existing stockholders after this offering would be reduced to             , or     % of the total number of shares of our capital stock outstanding after this offering, and the number of shares of Class A common stock held by new investors would increase to             , or     %, of the total number of shares of our capital stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present our selected consolidated financial and other data as of, and for the periods ended on, the dates indicated. The selected consolidated statements of income data for each of the years ended December 31, 2013 and 2014 and the six months ended June 30, 2015 and the selected consolidated balance sheet data as of December 31, 2013 and 2014 and June 30, 2015 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of income data for the six months ended June 30, 2014 has been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Our unaudited consolidated financial statements were prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting of normal recurring adjustments, we consider necessary for a fair presentation of the financial information. You should read the following financial information together with the information under “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our consolidated financial statements and related notes included elsewhere in this prospectus. Historical results are not necessarily indicative of results to be expected for any future period, and our interim results are not necessarily indicative of the results that should be expected for the full year or any other period.

	Years Ended December 31,		Six Months Ended June 30,
	2013	2014	2014	2015
			(unaudited)
	(in thousands, except per share data)
Consolidated Statements of Income Data:
Revenue	$27,384	$51,115	$20,707	$53,720
Less excise taxes	1,024	2,238	631	2,024

Net revenue	26,360	48,877	20,076	51,696
Cost of net revenue	14,537	27,231	10,584	25,374

Gross profit	11,823	21,646	9,492	26,322
Selling, general and administrative expense	7,597	13,822	5,899	12,011

Operating income	4,226	7,824	3,593	14,311
Other expense, net	436	626	184	375

Income before income taxes	3,790	7,198	3,409	13,936
Provision for income taxes	1,544	2,875	1,365	4,748

Net income	2,246	4,323	2,044	9,188
Net loss attributable to noncontrolling interest	206	214	53	19

Net income attributable to Home Brew Mart, Inc.	2,452	4,537	2,097	9,207
Net income allocable to participating securities	(847)	(1,593)	(736)	(3,234)

Net income attributable to common stockholders	$1,605	$2,944	$1,361	$5,973

Net income per share attributable to common stockholders(1):
Basic	$0.38	$0.69	$0.32	$1.41

Diluted	$0.38	$0.69	$0.32	$1.39

Weighted average shares outstanding(1):
Basic	4,247	4,247	4,247	4,247

Diluted	4,256	4,286	4,280	4,291

(1)	See Note 1 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the historical net income per share and the number of shares used in the computation of the per share amounts. No pro forma per share amounts are included herein since the assumed conversion of our convertible preferred stock in this offering does not result in a material difference between the historical and pro forma amounts.

	Years Ended December 31,		Six Months Ended June 30,
	2013	2014	2014	2015
			(unaudited)
Key Operating Metrics:
Barrels sold—brewing operations(1)	65,543	115,652	47,219	118,831
Barrel volume growth—brewing operations (over prior year period)	90.7%	76.5%	63.8%	151.7%
Net brewing revenue per barrel—brewing operations(2)	$335.93	$338.74	$338.25	$357.66

(1)	This amount represents the barrels for which we have recognized revenue in our consolidated financial statements, excluding barrels sold in our tasting rooms, and will differ from amounts reported for other purposes, including amounts we report to the Brewers Association, which is a national organization that represents the interests of small and independent craft brewers and reports national beer sales, based on shipments reported for excise tax reporting purposes.
(2)	Net revenue per barrel represents net revenue of our brewing operations divided by the number of barrels sold by our brewing operations in a given period. This amount excludes net revenue from barrels sold in our tasting rooms.

	December 31,		June 30, 2015
	2013	2014
		(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$91	$25	$5,514
Working capital	997	3,996	11,566
Property and equipment, net	11,444	27,870	32,301
Total assets	16,775	40,687	55,928
Long-term debt (including current portion)	7,558	19,144	23,753
Total liabilities	12,487	32,076	38,011
Total stockholders’ equity	4,288	8,611	17,917

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the “Selected Consolidated Financial and Other Data” and the audited and unaudited historical consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements about our markets, the demand for our products and services and our future results and involves numerous risks and uncertainties. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and generally contain words such as “believes,” expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “strives,” “goal,” “estimates,” “forecasts,” “projects” or “anticipates” or similar expressions. Our forward-looking statements are subject to risks and uncertainties, which may cause actual results to differ materially from those projected or implied by the forward-looking statement. Forward-looking statements are based on current expectations and assumptions and currently available data and are neither predictions nor guarantees of future events or performance. You should not place undue reliance on forward-looking statements, which speak only as of the date hereof. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for a discussion of factors that could cause our actual results to differ from those expressed or implied by forward-looking statements.

Overview

Ballast Point Brewing & Spirits is a fast-growing craft brewer and distiller with global recognition, offering a premium selection of award-winning craft beers, spirits and other alcoholic beverage products. We brew a year-round offering of beers in addition to limited offerings across multiple styles. Our beers have collected more than 200 awards from global beer competitions, including five gold and three bronze medals at the World Beer Cup where we received the prestigious “Small Brewery of the Year” award in 2010. We have also been recognized with awards from other prominent competitions such as the Great American Beer Festival, Australian International Beer Awards, European Beer Star Awards and Great Japan Beer Festival.

We were founded by Jack White, Jr., in 1992 as Home Brew Mart, a home brewing supply store located in San Diego. In 1996, we introduced our first brew house located behind Home Brew Mart. In 2006, we opened a 50-barrel brew house in Scripps Ranch and today we brew out of four facilities in the San Diego area, including our 107,000 square foot Miramar facility, which we built and opened in 2014, and which currently serves as our primary production brewery and headquarters. We currently distribute beer to over 30 states and ten countries.

We have experienced rapid revenue and profit growth during the last several years. We increased our net revenue from $26.4 million in fiscal 2013 to $48.9 million in fiscal 2014, representing an annual growth rate of 85.4%. Over that same period, we increased the number of barrels sold by our brewing operations from 65,543 to 115,652, or 76.5%. Our net income has grown by $2.1 million, or 92.5%, from $2.2 million in fiscal 2013 to $4.3 million in fiscal 2014. We increased our net revenue by $31.6 million, or 157.5%, from $20.1 million for the six months ended June 30, 2014 to $51.7 million for the six months ended June 30, 2015. Over that same period, we increased the number of barrels sold by our brewing operations by 71,612, or 151.7%, from 47,219 to 118,831. Our net income has grown by $7.1 million, or 349.5%, from $2.0 million for the six months ended June 30, 2014 to $9.2 million for the six months ended June 30, 2015.

We believe we are well positioned to continue our profitable growth in the future. We believe there is a significant opportunity to expand our domestic distribution footprint by deepening our presence within existing markets and entering new markets. To implement these strategies, we plan to expand our reach by adding sales personnel who will help articulate the Ballast Point story and increase demand from existing and new accounts. We believe we can drive further awareness of the Ballast Point brand through our continued participation in beer and spirits competitions as well as through the continued use of our tasting rooms and kitchens, social media, strategic community outreach and charity programs. We plan to explore opening additional retail and production facilities in select geographies, and to continue to innovate and bring new beers to market through our dedicated research and development programs. Additionally, we are investing in the growth of our spirits subsidiary, which we believe represents a promising long-term opportunity. We also intend to increase our production capacity to drive national expansion in beer and accelerate growth in spirits. For our existing production facilities, we have invested in additional equipment and infrastructure. Finally, we intend to grow our international presence. Given the international recognition we have received based on our success at various international beer competitions, we believe international expansion represents a compelling growth opportunity over the long term.

We have determined that we operate in one reporting segment: brewing operations. Brewing operations includes the brewing of our craft beer and sale of that beer to distributors (who in turn sell to on-premise locations such as bars, restaurants and sports venues, and off-premise retail locations such as grocery and specialty stores) and through self-distribution.

We also have other operating segments which include our tasting rooms (where we sell our craft beer and complementary food offerings directly to customers alongside a range of other retail merchandise) and our consolidated subsidiary, Ballast Point Spirits, LLC (that distills and sells our craft spirits). The results for these other operating segments are included in “Other” in the net revenue and gross profit discussions found in “—Results of Operations—Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2015” and “—Fiscal 2013 Compared to Fiscal 2014” below, as well as in our consolidated financial statements included elsewhere in this prospectus as indicated therein.

Factors Affecting Our Performance

We have grown our business rapidly in a relatively short period of time, and we plan to continue to grow our business. We believe that our future performance and future success are dependent upon a number of factors, including:

•	our ability to penetrate new markets and further penetrate existing markets;

•	our ability to maintain premium pricing of our products;

•	the availability and costs of key ingredients and production inputs, such as hops, malt and packaging materials;

•	manufacturing costs;

•	the efficiency of our manufacturing processes;

•	our arrangements with existing and new distributors;

•	investments in innovation and the level of adoption of new products;

•	investments in our infrastructure and growth, including maintaining and increasing our production capacity, hiring additional employees and transitioning to operating as a public company;

•	the opening and operation of tasting rooms and kitchens;

•	mix of product sales; and

•	the impact of government regulation, including related taxes.

For a discussion of additional factors that may affect our business, see the section entitled “Risk Factors.”

Seasonality

Sales of craft beer products are somewhat seasonal. Historically, seasonality in our sales has not been apparent in our financial results, which we believe is due to the continued growth of our business. Seasonality may become more apparent in our financial results in future periods.

Financial Operations Overview

Principles of Consolidation and Affiliate

Our consolidated financial statements include the accounts of Home Brew Mart, Inc. dba Ballast Point Brewing Company, or Ballast Point, and the accounts of Ballast Point Spirits, LLC. Ballast Point Spirits is owned one-third by each of Ballast Point, our founder, Jack White, Jr., and our Chief Operating Officer and Head Brewer, Yuseff Cherney. The primary purpose of Ballast Point Spirits is to produce and sell various distilled spirits across the United States. Ballast Point Spirits operates from one of Ballast Point’s facilities and receives financing from Ballast Point. Ballast Point Spirits is a variable interest entity in which Ballast Point is the primary beneficiary pursuant to guidance on the consolidation of variable interest entities under Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, 810, as amended by Accounting Standards Update, or ASU, 2010-02, Accounting and Reporting Decreases and Ownership in a Subsidiary—a Scope Clarification, which requires recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The equity of the variable interest entity is classified as noncontrolling interest in the consolidated financial statements. All significant intercompany balances and transactions have been eliminated in consolidation.

Revenue

Revenue for our brewing operations consists of sales of our beer to distributors and through self-distribution. Other revenue represents revenue derived from our other operating segments, excluding brewing operations, and consists of sales of beer, wine, food and merchandise at our tasting rooms, as well as sales of our spirits to distributors.

Excise Taxes

The U.S. government currently levies an excise tax of $18 per barrel on beer sold for consumption in the United States; however, brewers that produce less than 2,000,000 barrels annually are taxed at $7 per barrel on the first 60,000 barrels shipped, with the remainder of the shipments taxed at the normal rate. We also pay excise taxes in various states for barrels sold within those states.

Net Revenue

Net revenue represents revenue from our brewing operations and other revenue less excise taxes.

Cost of Net Revenue

Cost of net revenue for our brewing operations consists primarily of raw materials, labor, overhead and shipping costs. These costs include brewing materials, such as hops and malts, packaging materials, including glass bottles and cans, both direct and indirect labor, facility costs, inbound freight charges, utilities, maintenance costs, depreciation and other manufacturing overhead. Cost of net revenue for our other operating segments consists primarily of direct costs for labor, beer, wine, food and merchandise at our tasting rooms as well as raw materials, direct labor, overhead and shipping costs associated with our spirits subsidiary. The components of cost of net revenue are variable in nature, change with sales volume, are influenced by product mix and are subject to increases or decreases based on fluctuations in commodity costs.

Gross Profit

Gross profit is equal to our net revenue less cost of net revenue.

Selling, General and Administrative Expense

Selling, general and administrative expense is comprised of expenses associated with corporate and administrative functions that support our research and development activities and our operations of breweries, restaurants and tasting rooms and kitchens including compensation and benefits, depreciation and amortization expense, travel expense, stock-based compensation expense, legal and professional fees, advertising expense, shipping and handling expense and other related corporate expense. In addition, selling, general and administrative expense includes certain occupancy expense, depreciation and all other non-direct expenses of our tasting rooms.

Other Expense, Net

Other expense, net primarily consists of interest expense on our term debt, line of credit and interest rate swaps.

Provision for Income Taxes

Provision for income taxes primarily consists of federal and state income taxes.

Net Income

Net income is equal to our gross profit less selling, general and administrative expense and after adjustment for other expense, net and income taxes.

Net Income Attributable to Common Stockholders

Net income attributable to common stockholders is equal to net income plus net loss attributable to noncontrolling interest and less net income allocable to participating securities. The net loss attributable to noncontrolling interest represents the losses of Ballast Point Spirits related to the two-thirds ownership of Ballast Point Spirits held by Jack White, Jr. and Yuseff Cherney. The amount of net income allocable to participating securities is a hypothetical earnings allocation between common, preferred and other participating securities based on their respective rights to receive non-forfeitable dividends, whether or not declared. As a result of the conversion of all outstanding preferred stock and related transactions in connection with the completion of this offering, we will have no outstanding participating securities following this offering.

Key Operating Metrics

Barrels sold—brewing operations

Barrels sold is the number of barrels of beer sold by our brewing operations. This amount represents the barrels for which we have recognized revenue in our consolidated financial statements, excluding barrels sold in our tasting rooms, and will differ from amounts reported for other purposes, including amounts we report to the Brewers Association, which is a national organization that represents the interests of small and independent craft brewers and reports national beer sales, based on shipments reported for excise tax reporting purposes. A barrel of beer is the equivalent of 13.78 cases consisting of 24 12-oz. servings of beer.

Net revenue per barrel—brewing operations

Net revenue per barrel represents net revenue of our brewing operations divided by the number of barrels sold by our brewing operations in a given period. This amount excludes net revenue from barrels sold in our tasting rooms.

Results of Operations

	Years Ended December 31,		Six Months Ended June 30,
	2013	2014	2014	2015
			(unaudited)
	(in thousands)
Consolidated Statements of Income Data:
Revenue	$27,384	$51,115	$20,707	$53,720
Less excise taxes	1,024	2,238	631	2,024

Net revenue	26,360	48,877	20,076	51,696
Cost of net revenue	14,537	27,231	10,584	25,374

Gross profit	11,823	21,646	9,492	26,322
Selling, general and administrative expense	7,597	13,822	5,899	12,011

Operating income	4,226	7,824	3,593	14,311
Other expense, net	436	626	184	375

Income before income taxes	3,790	7,198	3,409	13,936
Provision for income taxes	1,544	2,875	1,365	4,748

Net income	2,246	4,323	2,044	9,188
Net loss attributable to noncontrolling interest	206	214	53	19

Net income attributable to Home Brew Mart, Inc.	2,452	4,537	2,097	9,207
Net income allocable to participating securities	(847)	(1,593)	(736)	(3,234)

Net income attributable to common stockholders	$1,605	$2,944	$1,361	$5,973

	Years Ended December 31,		Six Months Ended June 30,
	2013	2014	2014	2015
			(unaudited)
Key Operating Metrics:
Barrels sold—brewing operations	65,543	115,652	47,219	118,831
Barrel volume growth—brewing operations (over prior year period)	90.7%	76.5%	63.8%	151.7%
Net revenue per barrel—brewing operations	$335.93	$338.74	$338.25	$357.66

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2015

Net revenue

	Six Months Ended June 30,
	2014	2015
	(in thousands)
	(unaudited)
Brewing operations	$15,972	$42,501
Other	4,104	9,195

Net revenue	$20,076	$51,696

Net revenue from brewing operations increased $26.5 million, or 166.1%, to $42.5 million for the six months ended June 30, 2015 as compared to $16.0 million for the same period in the prior year. The increase reflects a 151.7% increase in volume from 47,219 barrels for the six months ended June 30, 2014 to 118,831 barrels in the same period in 2015, which was primarily driven by product sales growth in existing states and, to a lesser extent, expansion into eight new states. Our revenue growth in existing and new states was primarily facilitated by the expansion of our production capacity as a result of the opening of our Miramar brewery and an increase in our sales force. Net revenue per barrel for brewing operations increased by 5.7% to $357.66 per barrel for the six months ended June 30, 2015 as compared to $338.25 per barrel for the same period in the prior year, due primarily to changes in product mix and new product offerings. Other net revenue increased $5.1 million, or 124.0%, to $9.2 million for the six months ended June 30, 2015 as compared to $4.1 million for the same period in the prior year primarily driven by the opening of our Miramar tasting room in the fourth quarter of 2014. In the near term, we expect to experience continued revenue growth mostly as a result of increased revenue from our brewing operations.

Cost of net revenue

	Six Months Ended June 30,
	2014	2015
	(in thousands)
	(unaudited)
Brewing operations	$8,112	$19,480
Other	2,472	5,894

Cost of net revenue	$10,584	$25,374

Cost of net revenue from brewing operations increased $11.4 million, or 140.1%, to $19.5 million for the six months ended June 30, 2015 as compared to $8.1 million for the same period in the prior year. Our cost of net revenue for brewing operations increased primarily as a result of our 151.7% barrel volume growth and includes costs we incur to make beer. Cost of net revenue per barrel decreased 4.6% to $163.93 per barrel for the six months ended June 30, 2015, as compared to $171.80 per barrel for the same period in the prior year, due primarily to scaling efficiencies and production yield improvements. Other cost of net revenue increased $3.4 million, or 138.4%, to $5.9 million for the six months ended June 30, 2015 as compared to $2.5 million for the same period in the prior year. The increase was primarily due to additional direct labor costs for our tasting rooms and other direct costs including beer, wine, food and merchandise. Each of these expenses increased in support of the growth at our existing locations and the addition of our Miramar tasting room. In the near term, we expect to experience continued cost of net revenue growth mostly as a result of increased volume from our brewing operations.

Gross profit

	Six Months Ended June 30,
	2014	2015
	(in thousands)
	(unaudited)
Brewing operations	$7,860	$23,021
Other	1,632	3,301

Gross profit	$9,492	$26,322

Gross profit increased $16.8 million, or 177.3%, to $26.3 million for the six months ended June 30, 2015 as compared to $9.5 million for the same period in the prior year. Gross profit for our brewing operations increased from $7.9 million, or 49.2%, of net revenue to $23.0 million or 54.2% of net revenue. The increase in net revenue per barrel and decrease in net cost of revenue per barrel discussed above resulted in increased gross profit per barrel of $193.73 for the six months ended June 30, 2015 as compared to $166.46 for the same period in prior year. Other gross profit increased by $1.7 million, or 102.3%, primarily driven by the addition of our Miramar tasting room and growth at our existing locations. In the near term, we expect continued gross profit growth as we increase revenue. In the mid-to long-term, we expect relatively consistent gross margins, although we may experience periods of declining gross margins as we open additional tasting rooms and undertake expansions of brewing capacity.

Selling, general and administrative expense

	Six Months Ended June 30,
	2014	2015
	(in thousands)
	(unaudited)
Selling, general and administrative expense	$5,899	$12,011

Selling, general and administrative expense increased $6.1 million, or 103.6%, to $12.0 million for the six months ended June 30, 2015 as compared to $5.9 million for the same period in the prior year. We have significantly grown our headcount in support of the expansion of our brewery operations and tasting rooms, including growth in our sales and marketing and administrative functions. The most significant increases in our selling, general and administrative expense included $2.1 million for compensation and benefits, $0.4 million for facility leasing and other occupancy related expense, $1.5 million for shipping and handling expense, $0.6 million for travel and related expense, $0.4 million for depreciation and amortization expense, and $1.1 million of other selling, general and administrative expenses, including credit card merchant fees, professional services and other. As a percentage of net revenue, selling, general and administrative expense decreased from 29.4% for the period ended June 30, 2014 to 23.2% for the period ended June 30, 2015 as we benefitted from the scalability of our existing selling, general and administrative functions in support of our revenue growth. In the near term, in absolute dollars, we expect continued increases in our selling, general and administrative expense in support of our revenue growth. In addition, we anticipate that our selling, general and administrative expense will increase as a result of operating as a public company, including expenses related to maintaining compliance with NASDAQ listing rules and the Securities and Exchange Commission, or SEC, requirements, insurance and investor relations costs. These increases will likely include increased costs related to the hiring of additional personnel and fees to outside consultants, lawyers and accountants, among other expenses.

Other expense, net

	Six Months Ended June 30,
	2014	2015
	(in thousands)
	(unaudited)
Other expense, net	$184	$375

Other expense increased $0.2 million, or 103.8%, to $0.4 million for the six months ended June 30, 2015 as compared to $0.2 million for the same period in the prior year. This increase was primarily driven by greater interest expense on higher average debt balances. The increase in interest expense was offset by decreases in charges related to the change in fair value of our interest rate swaps and reduced capitalized interest expense as we completed our Miramar facility improvements.

Provision for income taxes

	Six Months Ended June 30,
	2014	2015
	(in thousands)
	(unaudited)
Provision for income taxes	$1,365	$4,748

For the six months ended June 30, 2015, we recorded an income tax provision of $4.8 million with an effective tax rate of 34.1%, compared to an income tax provision of $1.4 million with an effective tax rate of 40.0% for the six months ended June 30, 2014. The decrease in our effective tax rate was primarily due to the domestic production activities deduction and other favorable permanent differences. Our historical effective tax rate may not be indicative of future tax rates.

Net income

	Six Months Ended June 30,
	2014	2015
	(in thousands)
	(unaudited)
Brewing operations	$1,755	$8,409
Other	289	779

Net income	$2,044	$9,188

Net income from brewing operations increased $6.7 million, or 379.1%, to $8.4 million for the six months ended June 30, 2015 as compared to $1.8 million for the same period in the prior year primarily driven by the growth in net revenue and gross profit discussed above. In addition, the total of our operating expense, other expense and provision for income taxes as a percentage of net revenue decreased for the six months ended June 30, 2015 compared to the same period in 2014, as we realized scaling efficiencies. Other net income increased $0.5 million, or 169.6%, to $0.8 million for the six months ended June 30, 2015 as compared to $0.3 million for the same period in the prior year primarily driven by the addition of our Miramar tasting room in the fourth quarter of 2014.

Fiscal 2013 Compared to Fiscal 2014

Net revenue

	Years Ended December 31,
	2013	2014
	(in thousands)
Brewing operations	$22,018	$39,176
Other	4,342	9,701

Net revenue	$26,360	$48,877

Net revenue from brewing operations increased $17.2 million, or 77.9%, to $39.2 million for fiscal 2014 as compared to $22.0 million for fiscal 2013. The increase reflects a 76.5% increase in volume from 65,543 barrels in fiscal 2013 to 115,652 barrels in fiscal 2014, which was primarily driven by growth in existing states and, to a lesser extent, expansion into four new states. Our revenue growth in existing and new states was facilitated by the expansion of our production capacity with the opening of our Miramar brewery and an increase in our sales force. Net revenue per barrel for brewing operations increased by 0.8% to $338.74 per barrel for fiscal 2014 as compared to $335.93 per barrel for fiscal 2013, due primarily to changes in product mix and new product offerings. Other net revenue increased $5.4 million, or 123.4%, to $9.7 million for fiscal 2014 as compared to $4.3 million for fiscal 2013, primarily driven by growth in existing locations and expansion into new locations.

Cost of net revenue

	Years Ended December 31,
	2013	2014
	(in thousands)
Brewing operations	$11,743	$20,979
Other	2,794	6,252

Cost of net revenue	$14,537	$27,231

Cost of net revenue from brewing operations increased $9.2 million, or 78.7%, to $21.0 million for the year ended December 31, 2014 as compared to $11.7 million for the same period in the prior year. Our cost of net revenue for brewing operations increased primarily as a result of our 76.5% barrel volume growth and includes costs we incur to make beer. Cost of net revenue per barrel increased 1.3% to $181.40 per barrel for the year ended December 31, 2014 as compared to $179.16 per barrel for the same period in the prior year, due primarily to ramp up of our Miramar brewery. Other cost of net revenue increased $3.5 million, or 123.8%, to $6.3 million for the year ended December 31, 2014 as compared to $2.8 million for the same period in the prior year. The increase was primarily driven by additional direct labor costs for our tasting rooms and other direct costs including beer, wine, food and merchandise. Each of these expenses increased in support of the growth at our existing locations and the addition of our Miramar tasting room in the fourth quarter of 2014 and a full year of operations for our Little Italy tasting room in 2014 compared to approximately three months in 2013.

Gross profit

	Years Ended December 31,
	2013	2014
	(in thousands)
Brewing operations	$10,275	$18,197
Other	1,548	3,449

Gross profit	$11,823	$21,646

Gross profit increased $9.8 million, or 83.1%, to $21.6 million for fiscal 2014 compared to $11.8 million for fiscal 2013. Gross profit for our brewing operations increased from $10.3 million or 46.7% of net revenue to $18.2 million, or 46.4%, of net revenue. The increase in gross profit was mostly due to higher volume. The increase in both net revenue per barrel and cost of net revenue per barrel discussed above resulted in a slight increase in gross profit per barrel from $156.77 for fiscal 2013 to $157.34 for fiscal 2014. Other gross profit increased by $1.9 million, or 122.8%, primarily driven by growth in existing locations and expansions into new locations.

Selling, general and administrative expense

	Years Ended December 31,
	2013	2014
	(in thousands)
Selling, general and administrative expense	$7,597	$13,822

Selling, general and administrative expense increased $6.2 million, or 81.9%, to $13.8 million for fiscal 2014 compared to $7.6 million for fiscal 2013. We have significantly grown our headcount in support of the expansion of our brewery operations and tasting rooms, including growth in our sales and marketing and administrative functions. The most significant increases in our selling, general and administrative expense included $2.2 million for compensation and benefits, $1.4 million for facility leasing and other occupancy related expense, $1.0 million for shipping and handling expense, $0.5 million for travel and related expense, $0.4 million for depreciation and amortization expense, and $0.5 million of other selling, general and administrative expenses, including credit card merchant fees, professional services and other. As a percentage of net revenue, selling, general and administrative expenses decreased slightly to approximately 28.3% for fiscal 2014 compared to approximately 28.8% for fiscal 2013.

Other expense, net

	Years Ended December 31,
	2013	2014
	(in thousands)
Other expense, net	$436	$626

Other expense, net increased $0.2 million, to $0.6 million for fiscal 2014 as compared to $0.4 million for fiscal 2013. This increase was primarily driven by interest expense on higher average outstanding debt balances and changes in the fair value of our interest rate swaps.

Provision for income taxes

	Years Ended December 31,
	2013	2014
	(in thousands)
Provision for income taxes	$1,544	$2,875

For fiscal 2014, we recorded an income tax provision of $2.9 million with an effective tax rate of 39.9%, compared to an income tax provision of $1.5 million with an effective tax rate of 40.7% for fiscal 2013.

Net income

	Years Ended December 31,
	2013	2014
	(in thousands)
Brewing operations	$2,285	$3,889
Other	(39)	434

Net income	$2,246	$4,323

Net income from brewing operations increased $1.6 million, or 70.2%, to $3.9 million for the year ended December 31, 2014 as compared to $2.3 million for the same period in the prior year primarily driven by the growth in net revenue and gross profit discussed above. In addition, the total of our operating expense, other expense and provision for income taxes as a percentage of net revenue remained relatively consistent for the year ended December 31, 2014 compared to the same period in 2013. Other net income increased $0.5 million, to $0.4 million for the year ended December 31, 2014 as compared to a net loss of $39,000 for the same period in the prior year primarily driven by the addition of our Miramar tasting room in the fourth quarter of 2014 and a full year of operations for our Little Italy tasting room in 2014 as compared to approximately three months of operations in 2013.

Selected Quarterly and Other Financial Data

The following table sets forth selected unaudited consolidated quarterly data for each of the quarters in fiscal 2013 and 2014 and the first and second quarters of 2015. In our opinion, the following selected unaudited consolidated quarterly statements of operations data have been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and reflect all necessary adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of these data. You should read this information together with our consolidated financial statements and related notes appearing elsewhere in this prospectus. Operating results for any quarter are not necessarily indicative of results for the full year. Historical results are not necessarily indicative of results to be expected in future periods.

	Fiscal 2013				Fiscal 2014				Fiscal 2015
Consolidated Statements of Income Data:	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter
	(in thousands, unaudited)
Revenue	$5,261	$6,523	$7,100	$8,500	$9,591	$11,116	$12,903	$17,505	$22,598	$31,122
Less excise taxes	180	222	251	371	255	376	647	960	619	1,405

Net revenue	5,081	6,301	6,849	8,129	9,336	10,740	12,256	16,545	21,979	29,717
Cost of net revenue	2,977	3,559	3,559	4,442	4,946	5,638	6,992	9,655	11,329	14,045

Gross profit	2,104	2,742	3,290	3,687	4,390	5,102	5,264	6,890	10,650	15,672
Selling, general and administrative expense	1,394	1,831	2,030	2,342	2,738	3,161	3,659	4,264	5,222	6,789

Operating income	710	911	1,260	1,345	1,652	1,941	1,605	2,626	5,428	8,883
Other expense, net	49	57	213	117	95	89	31	411	301	74

Income before income taxes	661	854	1,047	1,228	1,557	1,852	1,574	2,215	5,127	8,809
Provision for income taxes	267	354	426	497	624	741	629	881	1,521	3,227

Net income	394	500	621	731	933	1,111	945	1,334	3,606	5,582
Net loss attributable to noncontrolling interest	35	74	35	62	47	6	71	90	(10)	29

Net income attributable to Home Brew Mart, Inc.	$429	$574	$656	$793	$980	$1,117	$1,016	$1,424	$3,596	$5,611

The following table sets forth certain unaudited quarterly information as a percentage of our net revenue for each of the ten quarters up to the period ended June 30, 2015 on a historical basis:

	Fiscal 2013				Fiscal 2014				Fiscal 2015
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter
Net revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Cost of net revenue	59	56	52	55	53	52	57	58	52	47

Gross profit	41	44	48	45	47	48	43	42	48	53
Selling, general and administrative expense	27	29	30	29	29	29	30	26	24	23

Operating income	14	15	18	16	18	19	13	16	24	30
Other expense, net	1	1	3	1	1	1	—	2	1	—

Income before income taxes	13	14	15	15	17	18	13	14	23	30
Provision for income taxes	5	6	6	6	7	8	5	6	7	11

Net income	8%	8%	9%	9%	10%	10%	8%	8%	16%	19%

Net revenue has increased over the ten quarters presented mainly due to increases in our beer sales through our brewing operations. Our net revenue has increased on a sequential basis in amounts between 9% and 35%. The increase is mostly due to increase in volume and the addition of new tasting rooms.

Gross margin has fluctuated over the past ten quarters between 41% in the first quarter of fiscal 2013 and 53% in the second quarter of fiscal 2015. Gross margin has generally increased from the first quarter in fiscal 2013 to the second quarter in fiscal 2014 mainly due to reductions in our manufacturing costs attributable to efficiencies from increased volumes. Gross margin declined in the third and fourth quarter of fiscal 2014 due to the opening of our Miramar brewery. After the initial ramp up of the new brewing facility, gross margin increased in the first and second quarters of 2015. We anticipate that gross margin will fluctuate from quarter-to-quarter due to efficiency, scale, expansion of brewing capacity and our product mix.

Selling, general and administrative expense as a percentage of net revenue has generally declined over the past ten quarters. As our net revenue increases, selling, general and administrative expense is expected to increase in absolute dollars in support of that growth.

Liquidity and Capital Resources

Our primary sources of cash are cash receipts on accounts receivable from our brewing operation sales, cash collected at point of sale from our tasting rooms and commercial bank debt. Our primary uses of cash are to fund operating expenses, purchases of inventory, capital expenditures and payments on debt and income taxes. We believe that cash generated from operating activities, our cash and cash equivalents and available borrowings under our credit agreement will be adequate to continue to fund such expenses and obligations and to fund our anticipated growth and additional expenses we expect to incur as a public company for at least the next 12 months. However, our ability to continue to fund such expenses, obligations and growth is dependent on, among other things, our ability to achieve anticipated levels of revenue and cash flow from operations, our ability to manage costs and working capital successfully and any changes to our growth strategy. Our growth strategy is dependent on many factors, including general economic conditions, the condition of the craft beer market, real estate markets and supply of key raw ingredients. We expect our capital expenditure requirements will increase in the next 12 months as we explore opening additional retail and production facilities, invest in the growth of Ballast Point Spirits, LLC and expand our existing production facilities and infrastructure. We expect to fund these capital expenditures through operating cash flows and our existing credit facility. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional debt or equity financing.

Cash Flows

A summary of our cash flows from operating, investing and financing activities is presented in the following table:

	Years Ended December 31,		Six Months Ended June 30,
	2013	2014	2014	2015
			(unaudited)
	(In thousands)
Cash flows provided by (used in)
Operating activities	$3,120	$6,826	$1,898	$8,225
Investing activities	(6,552)	(18,150)	(8,662)	(7,345)
Financing activities	2,548	11,258	6,778	4,609

Increases (decreases) in cash and cash equivalents	$(884)	$(66)	$14	$5,489

Operating Activities

Cash provided by operating activities of $3.1 million, $6.8 million, $1.9 million and $8.2 million in fiscal 2013, fiscal 2014 and the six months ended June 30, 2014 and 2015, respectively, resulted from our net income of $2.2 million, $4.3 million, $2.0 million and $9.2 million, respectively, net of non-cash adjustments related to depreciation and amortization, deferred income taxes and stock-based compensation, and changes in our operating assets and liabilities as discussed in more detail below.

Accounts receivable, net, increased from $0.9 million at December 31, 2012 to $4.0 million at December 31, 2014 and to $6.9 million at June 30, 2015 as a result of our sequential quarterly growth in net revenue of our brewing operations. Historically, we have not had collection problems related to our accounts receivable.

Inventory increased from $1.6 million at December 31, 2012 to $5.1 million at December 31, 2014 and to $8.8 million at June 30, 2015 as a result of our sequential quarterly growth in sales of beer through our brewing operations.

At December 31, 2014, we had income taxes receivable of $2.2 million as a result of action by Congress in December 2014 that included the extension of 50% bonus depreciation through the end of 2014.

Accounts payable and accrued expenses increased from $1.7 million at December 31, 2012 to $6.5 million at December 31, 2014 and to $9.0 million at June 30, 2015 as a result of increased spending to support the overall expansion of our operations.

Investing Activities

Cash used for investing activities of $6.6 million, $18.2 million, $8.7 million and $7.3 million in fiscal 2013, fiscal 2014 and the six months ended June 30, 2014 and 2015, respectively, consisted of capital expenditures.

Capital expenditures in fiscal 2013 were primarily directed to brewery expansion. Capital expenditures in fiscal 2014 and the six months ended June 30, 2014 were primarily directed to the build-out of our Miramar brewery, tasting room, restaurant and administrative offices. Capital expenditures for the six months ended June 30, 2015 were primarily directed to expansion of capacity at the Miramar brewery.

Financing Activities

Cash flows from financing activities consist primarily of net borrowings on our commercial bank debt. In addition, we had net loan activity whereby we repaid related party loans of $1.0 million, $0.4 million and $0.3 million in fiscal 2013, fiscal 2014 and the six months ended June 30, 2014, respectively. All related party loans were repaid prior to 2015.

Credit Agreement

In August 2013, we entered into a credit agreement with Comerica Bank which consists of term loans and a revolving line of credit. In connection with our entry into the credit agreement in August 2013, we obtained a term loan, or Term Loan A, for $7.2 million (with maximum borrowings of $14.0 million) to refinance the outstanding loans with Wells Fargo Bank and JP Morgan Chase Bank for brewery equipment. Term Loan A is payable in monthly installments starting on January 1, 2015 and bears interest at a variable rate based on one-month London Inter-Bank Offered Rate, or LIBOR, plus a margin of 1.75% to 3.25% (total of 2.68% at June 30, 2015). In September 2014, we amended the credit agreement to increase maximum borrowings to $19.0 million to fund our brewery expansion. As of June 30, 2015, the amount outstanding under Term Loan A was $17.8 million and there were no available borrowings. In conjunction with this agreement, we entered into an interest rate swap agreements, which are designed to limit our exposure to variable interest risk.

In February 2015, we entered into a second term loan, or Term Loan B, with Comerica Bank with maximum borrowings of $7.0 million to fund our brewery expansion. Term Loan B bears the same interest rate and due date as Term Loan A. In June 2015, we amended this agreement to increase maximum borrowings to $15.0 million to fund a new expansion project. Term Loan B is payable in equal monthly installments starting on March 1, 2016. As of June 30, 2015, there was $3.9 million outstanding under Term Loan B and $11.1 million of available borrowings.

In August 2013, we also obtained a revolving line of credit, or LOC A, under the credit agreement, with a maximum limit of $2.0 million and an original expiration date of September 15, 2015. Borrowings bear interest at a variable rate of the prime rate plus a margin of 0% to 1.0% (total of 3.25% at June 30, 2015). In September 2014, we amended the line of credit to increase maximum limit to $4.0 million and extend expiration date to September 1, 2016. In June 2015, we amended the line of credit to increase the maximum limit to $10.0 million and extend the expiration date to September 1, 2020. As of June 30, 2015, there were no borrowings outstanding under this agreement and available borrowings of $8.0 million, after deducting the $2.0 million outstanding on the line of credit described below.

In January 2015, we obtained a second revolving line of credit with Comerica Bank, or LOC B, with a maximum limit of $2.0 million that expires on September 1, 2016. LOC B bears the same interest rate as LOC A. As of June 30, 2015, there were borrowings outstanding of $2.0 million and no available borrowings. LOC B was cancelled effective June 30, 2015. The outstanding borrowings of $2.0 million as of June 30, 2015 were transferred to LOC A on July 1, 2015 and subsequently repaid with cash on hand.

Borrowings under the credit agreement are secured by substantially all of our assets and guaranteed by our consolidated subsidiary, Ballast Point Spirits, LLC. The credit agreement contains customary affirmative covenants, including the requirement to provide certain financial and operating information, and customary negative covenants limiting our ability to, among other things, dispose of assets, undergo a change in control, merge or consolidate, make acquisitions, incur debt, incur liens, repurchase stock and make investments, in each case subject to certain exceptions. We must also comply with certain financial covenants, including a minimum current ratio, a fixed charge ratio and a senior leverage ratio. To date, we have been in compliance with our debt covenants. In addition, the credit agreement restricts our ability to make distributions, including cash dividends, and our subsidiaries’ ability to make distributions to us, other than (i) dividends payable by Ballast Point Spirits to Home Brew Mart and (ii) distributions that do not exceed, in the aggregate on a trailing 12-month basis, 20% of our net income for such period provided that we are not then in default under the credit agreement and that the payment of such distributions does not cause us to violate any financial covenant contained in the credit agreement. The credit agreement also restricts our subsidiaries from making any loans or advances to us, other than for sales on open account and otherwise in the ordinary course of business.

The credit agreement also contains customary events of default including, among others, payment defaults, breaches of covenants defaults, material adverse change defaults, bankruptcy and insolvency event defaults, judgment defaults, and breaches of representations and warranties defaults. Upon an event of default, Comerica Bank may declare all or a portion of the outstanding obligations payable to be immediately due and payable and exercise other rights and remedies provided for under the credit agreement and any related guaranty, including a requirement that any guarantor pay all of the outstanding obligations under its guaranty and a right by Comerica Bank to exercise remedies under any security agreement related to such guaranty. During the existence of an event of default, interest on the obligations could be increased by 3%. The amounts outstanding under the credit facility may be prepaid prior to their respective maturity dates.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations at June 30, 2015:

		Payments Due by Period
	Total	Fiscal 2015(1)	Fiscal 2016 - 2017	Fiscal 2018 - 2019	Thereafter
	(in thousands)
Term loans(2)	$21,753	$950	$4,880	$4,926	$10,997
Interest rate swaps(3)	1,057	136	470	350	101
Lines of credit(4)	2,000	—	—	—	2,000
Operating lease obligations(5)	22,017	804	3,486	3,397	14,330
Hops and malts(6)	155,232	9,844	52,500	46,904	45,984
Equipment and packaging(7)	3,159	3,159	—	—	—

Total	$205,218	$14,893	$61,336	$55,577	$73,412

(1)	Represents the six months ending December 31, 2015.
(2)	The variable interest rate on our term loans was 2.68% at June 30, 2015. The table above excludes the required future variable interest payments.
(3)	The fixed rate on our interest rate swaps ranges from 1.88% to 2.02%. We pay the fixed rate less the one-month LIBOR.
(4)	The variable interest rate on our lines of credit was 3.25% at June 30, 2015. The table above excludes the required future variable interest payments.
(5)	Such amounts exclude the impact of an operating lease amendment entered into in August 2015 that increased our operating lease obligations by $1.8 million.
(6)	We are party to various purchase agreements with our suppliers of hop and malt products under agreements expiring at various dates through 2022. Such amounts exclude $43.9 million of purchase agreements we entered into in July and August of 2015.
(7)	We are party to various purchase agreements with our suppliers for equipment of $2.1 million and packaging of $1.1 million with expected delivery dates prior to December 31, 2015.

Emerging Growth Company

On April 5, 2012, the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

We intend to follow the reduced reporting requirements and to rely on certain other exemptions provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an “emerging growth company,” the exemptions that we may rely on include, without limitation, exemptions from: (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an “emerging growth company” until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more, (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering, (iii) the date on which we have issued more than $1 billion in non-convertible debt during the previous three years, or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, as well as the reported revenues and expenses during the reporting periods. We monitor and analyze these items for changes in facts and circumstances, and material changes in these estimates could occur in the future. We base our estimates on our historical experience and on various other factors we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Changes in estimates are reflected in reported results for the period in which they become known. Actual results may differ materially from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in the notes to our consolidated financial statements appearing elsewhere in this prospectus, we believe the following accounting policies related to revenue recognition, stock-based compensation and income taxes are most critical to understanding and evaluating our reported consolidated financial results.

Revenue Recognition

We recognize revenue on product sales to distributors or through self-distribution at the time when the product is shipped and the following conditions exist: persuasive evidence of an arrangement exists, title has passed to the customer according to the shipping terms, the price is fixed and determinable, and collection of the sales proceeds is reasonably assured. If the conditions for revenue recognition are not met, we defer the revenue until all conditions are met. Our sales of beer, wine, food and merchandise at our tasting rooms are recognized on the date of sale.

Stock-Based Compensation

Stock-based compensation expense represents the cost of the grant date fair value of employee stock awards recognized over the requisite service period of the awards (usually the vesting period) on a straight-line basis, net of estimated forfeitures.

To date, we have only issued restricted stock units, or RSUs, from the 2014 Stock Incentive Plan, or the 2014 Plan. RSUs represent a right to receive shares of common stock at a future date determined in accordance with the participant’s award agreement. An exercise price and monetary payment are not required for receipt of RSUs or the shares issued in settlement of the award. Instead, consideration is furnished in the form of the participant’s services to us. In October 2014, we granted 1,010,000 RSUs that were originally scheduled to vest only upon a change in control. In May 2015 and June 2015, we granted an aggregate of 442,000 RSUs, and amended each of the October 2014 RSUs, to vest as follows: (1) in the event of the initial public offering of our common stock, to the extent the board of directors determines that the holder is allowed to sell shares of our common stock subject to the award in the offering, such number of RSUs will vest immediately prior to such offering, and any remaining RSUs will vest in two equal installments on each of the first and second anniversaries of such offering, or (2) if earlier, upon a change in control of our company. For these awards with performance-based milestones, the expense is recorded over the remaining service period when the performance condition becomes probable of being achieved. As such, no stock-based compensation has been recognized for the RSUs noted above. The weighted average grant date fair value per share, or modification date fair value per share in the case of the October 2014 RSUs modified in May 2015, was $44.12. As of June 30, 2015, the unrecognized stock-based compensation for these awards was $64.1 million. On             , 2015, our board of directors determined that              RSUs will vest immediately prior to the completion of this offering and, as such, we will recognize $      million of stock-based compensation at that time and recognize the remaining $      million of unrecognized compensation over the following two-year period.

Determination of the Fair Value of Common Stock

The fair value of the common stock underlying our stock-based awards was determined by our board of directors on the May 2015 grant date for our May 2015 awards and the May 2015 modification date for our October 2014 awards, taking into account input from management and our most recent independent third-party valuations. All awards to purchase shares of our common stock are intended to be granted with an exercise price per share no less than the fair value per share of our common stock underlying those awards on the date of grant, based on the information known to us on the date of grant. In the absence of a public trading market for our common stock, on each grant date we develop an estimate of the fair value of our common stock in order to value each award. Our determinations of the fair value of our common stock were made using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation, or the Practice Aid.

Our board of directors considered various objective and subjective factors, along with input from management, to determine the fair value of our common stock, including:

•	contemporaneous valuations of our common stock performed by independent third-party valuation specialists;

•	our results of operations and financial position, including our levels of available capital resources;

•	the valuation of publicly traded companies, primarily in the brewing and spirits industries, as well as recently completed mergers and acquisitions of peer companies;

•	the lack of marketability of our common stock as a private company;

•	the rights, preferences, and privileges of our convertible preferred stock relative to those of our common stock;

•	the likelihood of achieving a liquidity event for the holders of our common stock, such as an initial public offering or a sale of our company, given prevailing market conditions; and

•	trends and developments in our industry.

Common Stock Valuation Methodologies and Methods Used to Allocate our Enterprise Value to Classes of Securities

Our valuations were prepared in accordance with the guidelines in the Practice Aid, which prescribes several valuation approaches for setting the value of an enterprise, such as the cost, income and market approaches, and various methodologies for allocating the value of an enterprise to its common stock. The cost approach establishes the value of an enterprise based on the cost of reproducing or replacing the property less depreciation and functional or economic obsolescence, if present. The income approach establishes the value of an enterprise based on the present value of future cash flows that are reasonably reflective of our company’s future operations, discounting to the present value with an appropriate risk adjusted discount rate or capitalization rate. The market approach is based on the assumption that the value of an asset is equal to the value of a substitute asset with the same characteristics. Each valuation methodology was considered in our valuations.

The various methods for allocating the enterprise value across our classes and series of capital stock to determine the fair value of our common stock in accordance with the Practice Aid include the following:

•	Current Value Method. Under the current value method, once the fair value of the enterprise is established, the value is allocated to the various series of preferred and common stock based on their respective seniority, liquidation preferences or conversion values, whichever is greatest.

•	Option Pricing Method, or OPM. Under the OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The values of the preferred and common stock are inferred by analyzing these options.

•	Probability-Weighted Expected Return Method, or PWERM. The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class.

There are significant judgments and estimates inherent in the determination of the fair value of our common stock. These judgments and estimates include assumptions regarding our future operating performance, the time to completing an initial public offering or other liquidity event and the determination of the appropriate valuation methods. If we had made different assumptions, our stock-based compensation expense, net income and net income per share could have been significantly different.

In accordance with the Practice Aid, we considered the various methods described above to determine our enterprise value and for allocating the enterprise value across our classes and series of capital stock to determine the fair value of our common stock at each valuation date.

Our valuation used to determine the fair value of our common stock in May 2015 utilized both the income and market approaches to determine our enterprise value, and the enterprise value was allocated based on the PWERM. We utilized the PWERM since we had initiated our initial public offering process, which gave us clarity as to our most likely future liquidity events.

Prior to the adoption of our 2014 Plan in September 2014, we had not issued significant stock-based compensation awards. We had issued restricted stock awards for 315,000 shares of our common stock, of which 235,000 were fully vested as of February 2012, and 80,000 shares remained unvested upon adoption of the 2014 Plan. As of June 30, 2015, the unrecognized stock-based compensation for these unvested awards was $0.2 million, which is expected to be recognized over a weighted average period of approximately 8.0 years.

As part of the preparation of the financial statements necessary for inclusion in the registration statement related to this offering, we reassessed, for financial purposes on a retrospective basis, the fair value of our common stock for each of the restricted stock awards. Our reassessed valuations were prepared in accordance with the guidelines in the Practice Aid and did not result in material changes to the grant date fair value of the awards.

Following the completion of this offering, our board of directors will determine the fair value of our common stock based on the closing price as reported on the date of grant on the primary stock exchange on which our common stock is traded.

Income Taxes

We recognize deferred tax assets and liabilities for the expected future tax consequences or events that have been included in the financial statements or tax returns. We are also required to record a valuation allowance against any deferred tax assets, if it is more likely than not that all or some of the deferred tax assets will not be realized. The determination is based upon our analysis of existing deferred tax assets, expectations of our ability to utilize these tax attributes through a review of historical and projected taxable income and establishment of tax strategies. If we are not able to implement the necessary tax strategies and our future taxable income is reduced, the amount of tax assets considered realizable could be reduced in the near term.

We only record tax benefits for positions that we believe are more likely than not of being sustained under audit examination based solely on the technical merits of the associated tax position. The amount of tax benefit recognized in the financial statements for any position are measured based on the largest amount of the tax benefit that we believe is greater than fifty percent likelihood of being realized upon ultimate settlement.

Tax liabilities are adjusted as new, previously unknown information becomes available. Due to the inherent uncertainty involved in estimation of tax liability, actual payment could be materially different from the estimated liability. These differences will impact the amount of income tax expense recorded in the period in which they are determined. Although we consider tax liabilities recorded for the years ended December 31, 2013 and 2014 and the six months ended June 30, 2015 to be appropriate, the ultimate resolution of such matters could have a potentially material favorable or unfavorable impact on our consolidated financial statements.

Recent Accounting Pronouncements

See Note 1 to our consolidated financial statements included elsewhere in the prospectus.

Off Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We have assessed our vulnerability to certain market risks, including interest rate risk associated with financial instruments included long-term debt. To mitigate this risk, in October 2013 and October 2014, we entered into an aggregate $15.0 million of notional amount interest rate swap agreements, which expire in September 2020, to hedge the variability of interest payments associated with our variable-rate borrowings. As of June 30, 2015, these interest rate swaps hedge approximately 64% of our total term debt outstanding and reduces our overall interest rate risk. As of June 30, 2015, we had unhedged variable-rate term debt outstanding of $7.7 million and $2.0 million on our line of credit. A 10% increase or decrease in the interest rate on our variable-rate debt would not have a material effect on our financial position, results of operations or cash flows.

Foreign Currency Exchange Risk

We incur costs, including equipment and raw materials purchases, outside the United States based on contractual obligations denominated in currencies other than the U.S. dollar, including the Euro. At the end of each reporting period, these liabilities are converted to U.S. dollars at the then-applicable foreign exchange rate. As a result, our business is affected by fluctuations in exchange rates between the U.S. dollar and foreign currencies. We have not historically entered into foreign currency hedging transactions to mitigate our exposure to foreign currency exchange risks. Exchange rate fluctuations may adversely affect our expenses, results of operations, financial position and cash flows. However, to date, these fluctuations have not been significant and a movement of 10% in the U.S. dollar to Euros exchange rate would not have a material effect on our results of operations or financial condition.

Effects of Inflation

Inflation generally affects us by increasing our costs. We do not believe that inflation has had a material effect on our results of operations or financial condition during the periods presented.

Commodity Price Risk

We are exposed to market risks from changes in commodity prices. Many of the raw materials purchased by us are affected by weather, production, availability and other factors outside our control. Although we attempt to minimize the effect of price volatility by negotiating fixed price contracts for the supply of key ingredients. We do not engage in speculative financial transactions nor do we hold or issue financial instruments for trading purposes. In instances when we use fixed pricing agreements with our suppliers, these agreements cover our physical commodity needs, are not net-settled, and are accounted for as normal purchases.

BUSINESS

Who We Are

Ballast Point Brewing & Spirits is a fast-growing craft brewer and distiller with global recognition, offering a premium selection of award-winning craft beers, spirits and other alcoholic beverage products. We brew a year-round offering of beers in addition to limited offerings across multiple styles. Our beers have collected more than 200 awards from global beer competitions, including five gold and three bronze medals at the World Beer Cup where we received the prestigious “Small Brewery of the Year” award in 2010. We have also been recognized with awards from other prominent competitions such as the Great American Beer Festival, Australian International Beer Awards, European Beer Star Awards and Great Japan Beer Festival. Founded in 1992 as Home Brew Mart, a home brewing supply store located in San Diego, we began brewing commercially in 1996. We now brew out of four facilities in the San Diego area. Our mission is simple: we make beer that we like to drink. We believe our slogan, “Dedicated to the Craft” permeates everything we do and exemplifies our commitment to improving and re-interpreting the art of brewing great-tasting beer.

We produce over 15 different styles of beer year-round across a diverse portfolio that includes India Pale Ales, or IPAs, pale ales, lagers, pilsners, porters, stouts, saisons, sour ales and bocks. Currently, our most widely sold beer is Sculpin, a 7% alcohol by volume, or ABV, IPA first released in 2005, and now also available in grapefruit and habanero flavors. Other popular beers from our year-round offerings include our Pale Ale (introduced in 1996), Calico Amber Ale (introduced in 2000), Longfin Lager (introduced in 2006) and Grunion Pale Ale (introduced in 2014). In addition to our year-round offerings, we produce over 30 styles of limited offering beers, such as our Dead Ringer Oktoberfest Ale, Wahoo Thai Chili Ale and Sour Wench Sour Ale. In 2014, we sold a total of 122,890 barrels of beer as reported on a taxable basis and recorded $48.9 million in net revenue compared to 37,161 barrels of beer and $14.0 million in net revenue in 2012, representing a compound annual growth rate, or CAGR, of 81.8% for barrels sold and 86.6% for net revenue.

We maintain a culture of innovation that is closely tied to our home brew roots. We are driven by our fundamental philosophy of dedication to the craft and our mission of brewing beers we like to drink. We have a research and development, or R&D, laboratory located at our Little Italy facility in San Diego where we test and brew original recipes. In addition, a significant number of our employees are home brewers themselves and have contributed to our track record of innovation. Our Roots to Boots program encourages employees to participate in the innovation process by collaborating with colleagues across the organization and working together to brew new recipes in our facilities. Through the collective effort of our skilled R&D personnel and many highly engaged employees, we introduced over 110 new beers in our tasting rooms in 2014. Beers that are popular on tap in our tasting rooms are evaluated and may be added to our regular brewing schedule.

We mainly sell our products to distributors, who in turn sell to on-premise locations such as bars, restaurants and sports venues, and off-premise retail locations such as grocery and specialty stores. We also operate four tasting rooms, two of which feature a kitchen, where we share a broad assortment of our beers directly with customers alongside a range of complementary food offerings. Inspired by our passion for innovation, our tasting rooms and kitchens offer exclusive beers and original food pairings in an environment that immerses customers in our brand and culture.

Taxable Barrels Sold (in thousands)	Net Revenue (in millions)

Note: Historical results are not necessarily indicative of future results.

We believe our business model has positioned us to deliver strong financial results, as evidenced by the following:

•	In 2012, we distributed to 19 states and four countries internationally and have since expanded to over 30 states and ten countries.

•	We have grown the total annual number of barrels of beer sold as reported on a taxable basis from 37,161 in 2012 to 122,890 in 2014, representing a CAGR of 81.8%.

•	Our annual net revenue increased from $14.0 million in 2012 to $48.9 million in 2014, representing a CAGR of 86.6%.

•	Our annual net income attributable to Home Brew Mart, Inc. increased from $1.1 million in 2012 to $4.5 million in 2014, representing a CAGR of 100.4%.

We also offer a selection of craft spirits through our minority investment in Ballast Point Spirits, LLC, a craft distiller that is one-third owned by each of Ballast Point, our founder, Jack White, Jr., and our Chief Operating Officer and Head Brewer, Yuseff Cherney. Founded in 2007, Ballast Point Spirits produces small-batch vodka, rum, gin, bourbon whiskey, single malt whiskey, moonshine and herbal liqueur, as well as multi-serve premium cocktail mixers and Ready-to-Drink, or RTD, alcoholic cocktails. We believe many of our customers, like us, prefer different beverages for different occasions, and therefore we consider our craft spirits business to be a natural extension of our craft brewing business. To date, our craft spirits have garnered more than 110 awards. In 2014, Ballast Point Spirits recorded $1.4 million in net revenue.

Our Industry

We participate in the growing $686.4 billion global beer industry, which includes the $100.7 billion U.S. beer market, as reported by Euromonitor. This source also indicates that the global and U.S. beer markets grew by 4.1% and 2.5%, respectively, between 2010 and 2014, and predicts they will grow by 3.6% and 4.1%, respectively, between 2014 and 2018.

Within the U.S. beer market, we operate in the high-growth craft beer segment. According to the Brewers Association, an American craft brewer is defined by its “small” production size (annual production may not exceed six million barrels), “independent” ownership structure (less than 25% may be owned by an alcoholic beverage industry member), and “traditional” style (more than 50% of total beverage alcohol volume is from all-malt beers). Relative to traditional domestic and imported beer, craft beer is generally known for its full and innovative flavors. Craft beer typically retails at a premium to traditional beer. A six-pack of craft beer sold by the top twenty American craft brewers retails on average for $9.28 compared to an average of $6.53 for six-packs of the top twenty premium domestic brewers, a difference of 42%, based on data provided by Information Resources, Inc., or IRI, for the year to date as of June 14, 2015.

Growth in the craft beer segment has outpaced growth in the broader beer market in recent years. According to the Brewers Association, U.S. craft beer retail sales grew from $8.8 billion in 2010 to $19.6 billion in 2014, which represents a CAGR of 22.3%. During this same period, craft beer expanded both its volume share of the U.S. beer market from 4.9% to 11.0% and its retail dollar share from 7.6% to 19.3%.

2014 Global Beer Market ($ in billions)	U.S. Craft Beer Sales ($ in billions)

Sources: Euromonitor and Brewers Association.

We believe that rapid growth in the craft beer market has been driven by several long-term shifts in consumer preferences for beer, such as:

•	increased demand for fuller, more innovative flavors;

•	focus on high quality and transparency of ingredients and production processes; and

•	desire for authenticity of brand and independence from large traditional brewers.

We believe we are well-positioned to benefit from these market dynamics as a result of our history and culture; our extensive and growing award-winning product portfolio; and increasing customer demand for our products.

We also participate in the growing $460.0 billion global spirits industry, which includes the $65.5 billion U.S. spirits market, as reported by Euromonitor. These statistics indicate the global and U.S. spirits markets grew by 4.1% and 4.4%, respectively, from 2010 to 2014, and are predicted to grow by 3.9% and 5.4%, respectively, between 2014 and 2018.

What Makes Us Special

We believe the following strengths differentiate us and serve as the foundation for our continued success:

Premium brand driven by a dedication to the craft of brewing.    We are deeply passionate about the art of creating high quality, great-tasting beer. Since our home brew beginnings, our approach to brewing has been characterized by continuous exploration of new techniques and production methods, a commitment to using the finest ingredients and quality controls, as well as an overall fascination with the process of brewing beer. We take pride in the small-batch production methods we employ, as well as the innovative scientific testing we use to monitor and improve product quality. As a result, we believe our products are among the most inventive, consistent and highly celebrated in the craft segment, as evidenced by the over 200 awards we have received for our beer.

Between the Great American Beer Festival and European Beer Star Awards events alone, we have collected seven gold, six silver and four bronze medals. Since receiving the World Beer Cup’s prestigious “Small Brewery of the Year” award in 2010, we have again won gold and bronze medals at the World Beer Cup for our Sculpin IPA and Navigator Doppelbock, along with a multitude of other accolades from national and international competitions. We believe our great-tasting beer and award-winning heritage drives a loyal customer following and heightened demand for our products, allowing us to maintain a premium position versus most other brands in the craft segment. Our current product portfolio typically ranges from $9.99 to $14.99 in retail price per six-pack. A six-pack of our Sculpin beer retails on average for $14.44 compared to an average retail price of $9.28 for six-packs of craft beer sold by the top twenty American craft brewers, based on data provided by IRI for the year to date as of June 14, 2015.

Deep-rooted employee culture with a passion for innovation.    We believe that our unique culture and passion for innovation begins with our employees, many of whom are home brewers themselves and some of whom have been with the company since its early days. As our mission states, we strive “to make beer, spirits and food we like to eat and drink and hope our customers will too.” In addition to having a dedicated R&D team, we maintain a passion for innovation that permeates our entire organization. For example, we turn to our highly-engaged employees for inspiration for new recipes and product ideas. Employees participate in the innovation process by collaborating with colleagues across the organization and working together to brew new recipes in our facilities. Consistent with our home brewing culture, we also offer a “Homework Series” line that features limited-time beers using recipes we make available to local home brewers. In 2014, we collectively introduced over 110 new types of beer.

Breadth of products spanning multiple customer preferences and drinking occasions.    We believe we offer one of the most diverse portfolios of high quality beers and spirits in the craft segment. Our family of beers consists of a range of style expressions, including multiple IPAs, pale ales, lagers, pilsners, porters, stouts, saisons, sour ales and bocks. We offer our beer in a variety of wholesale and retail packaging formats, including keg, 22-oz. bottle, 12-oz. bottle and 12-oz. can. Our beers also range from 3.8% ABV, as featured in our Even Keel Session IPA, to 14% ABV, as featured in some of our limited offerings such as Barmy Ale. Through our minority-owned spirits subsidiary, we also offer small-batch spirits, including five types of vodka, three types of rum, two types of gin, bourbon whiskey, single malt whiskey, moonshine and herbal liqueur. In addition, our spirits subsidiary offers multi-serve cocktail mixers for Bloody Marys and Mai Tais as well as RTD canned alcoholic cocktails such as Bloody Mary, Gin & Tonic, Rum & Cola and Rum & Ginger. We believe the breadth of styles, packaging formats and alcohol content of our beers, complemented by our craft spirits and RTD cocktails, offers consumers a Ballast Point product for every drinking occasion and taste preference.

Effective, authentic grassroots sales and marketing strategy that drives brand awareness and customer affinity.    Our sales and marketing strategy is driven by a focus on developing personal relationships with our distributors, retail partners and end consumers. Through a national salesforce of more than 50 professionals, we employ a differentiated approach that emphasizes relationship-building and story-telling in place of traditional sales tactics. We call this strategy “Feet on the Street,” and we believe that it enables us to build an authentic, local appeal within our markets. Through our brewers and other employees, we maintain an active presence at beer competitions and festivals throughout the world. Our regular attendance at these events affords us the ongoing opportunity to articulate our story and share our passion with a growing population of loyal beer enthusiasts. In our local markets, our tasting rooms and kitchens serve as destination venues that showcase a broad mix of our product range in an environment that immerses customers in our brand and culture. As a tribute to our Home Brew Mart roots, we maintain a focus on providing exceptional, personalized service in every interaction we have with our customers. From our tasting rooms and kitchens to beer festivals to customer phone calls, we firmly believe in treating every customer the way we would like to be treated.

Strong strategic partnerships with growing momentum across distributors and retailers.    We view our relationships with our distributor and retail partners as a key component of our success. As part of this, we focus on educating our partners about who we are. For example, we regularly invite distributors and retailers to visit us at our brewing facilities in San Diego where they can experience our brand, culture and exclusive offerings first-hand. We believe these types of efforts help our partners better understand our differentiated position and recognize the margin benefit of our products, which may result in preferential shelf placement at retail. In addition to focusing on the quality of our distributor relationships, we have been successful at driving growth in our distribution. Since 2012, our distribution footprint has grown from 36 distributors servicing approximately 6,100 doors in 19 states and four countries internationally to more than 90 distributors servicing over 34,000 doors in over 30 states and ten countries internationally today. Going forward, we expect to continue to see increasing demand for our products from both distributors and retailers within our existing markets as well as new markets.

Strategic, long-term sourcing relationships and efficient, scalable production model.    We seek to maintain strong relationships with our key sourcing partners and have an efficient, scalable production model. With the goal of ensuring the future availability of raw materials, such as hops and malt, we selectively enter into fixed price contracts with our suppliers. Based on our current contracts, we believe we have secured the availability of the key raw materials we will need for the next several years. In addition, we prudently manage the production capacity of our facilities and historically have been successful at efficiently increasing production capacity. Our 23,600 square-foot Scripps Ranch facility, for instance, packaged approximately 98,000 barrels of beer in 2014, up from approximately 70,000 in 2013. In January 2014, we moved into our current headquarters in Miramar, and within six months, our new brewing facility was fully operational. As part of our long-term strategic planning, we regularly assess potential opportunities to increase our production capacity. We believe we have the strategy, execution capabilities and relationships necessary to continue to effectively expand capacity in order to accommodate our robust expected growth.

Visionary founder and passionate team.    Through our visionary founder and senior management team, we have built a high-performance, values-driven organization. Our culture is driven by a focus on teamwork and the fundamental goal to “work hard and have fun.” As a testament to this, our culture is consistently cited in employee surveys as a key reason for our employees’ sense of pride in being a part of the Ballast Point family. We believe that our success is the direct result of the combined efforts of our entire team.

Our Growth Strategy

We believe we are well-positioned to achieve significant growth, driven primarily by the following strategies:

Deepen our penetration and expand our domestic distribution footprint.    Since we began brewing in 1996, we have successfully grown our distribution footprint to over 30 states. Recently, we have experienced significant growth in nearly all of our markets. Of the 25 states in which we have operated for at least one year, 21 states, or 84%, have generated triple-digit year-over-year growth for the six month period ended June 30, 2015. In our most mature market, San Diego, where we are headquartered, we generated year-over-year revenue growth of 38% for the same period. Given our current trajectory, we feel confident in our continued ability to expand our market share in the United States by increasing our presence within existing markets and entering new markets. We believe our future growth will be driven by the following:

•	increasing sales velocity of our products in existing doors;

•	expanding product count in existing doors;

•	adding new doors within existing markets; and

•	entering new markets.

To implement these strategies, we plan to expand our reach by adding sales personnel who will help articulate the Ballast Point story and increase demand from existing and new accounts. We believe our relational sales approach will continue to resonate as we seek to expand our presence. We also plan to selectively sign on new distributors to continue to broaden and diversify our distribution footprint. For the six month period ended June 30, 2015, our top five states accounted for an estimated 70% of total distribution. Within these five states, revenue grew 130% over the prior year period.

Increase awareness of the Ballast Point brand.    We believe we have an opportunity to significantly increase awareness of the Ballast Point brand through our continued participation in beer and spirits competitions, as well as through the continued use of our tasting rooms and kitchens, social media, strategic community outreach and charity programs. Historically, we have primarily used our personalized, grassroots “Feet on the Street” strategy, rather than relying on more traditional and costly marketing programs. We view beer and spirits competitions as opportunities to connect to and build affinity with beer and spirits enthusiasts and future brand ambassadors, while achieving international recognition for our products. We also plan to selectively evaluate additional retail opportunities in new markets to showcase our product offerings and connect with new local customers. We believe our focus on brewing great-tasting beer and delivering outstanding experiences to our customers will lead to continued growth in awareness and enthusiasm for our brand.

Continue innovating and driving new product launches.    We work tirelessly to discover new techniques and ingredient combinations in craft brewing and distilling. Through our dedicated R&D programs, we have been successful at creating new, great-tasting beers, such as our Victory at Sea Imperial Porter with coffee and vanilla, Indra Kunindra Curry Export Stout and Bourbon Barrel Aged Piper Down Scottish Ale, which were successfully brought to market after achieving success in our tasting rooms. Additionally, we are investing in the growth of our spirits subsidiary, which we believe represents a promising long-term opportunity. The introduction of RTD canned cocktails, such as our Bloody Mary, Gin & Tonic, Rum & Cola and Rum & Ginger, also exemplifies our commitment to innovation.

Increase our production capacity to drive national expansion in beer and accelerate growth in spirits.    For our existing production facilities, we have invested in additional equipment and infrastructure to allow us to expand our capacity, which we believe will be sufficient to meet the demand for our products for the next few years. As part of our long-term strategic planning, we periodically assess potential opportunities to increase our production capacity as well as enhance the reach and efficiency of our distribution.

Grow our international sales.    For the year ended December 31, 2014, international sales represented less than 5% of our net revenue. Given the international recognition we have received from our success at various international beer competitions, including the Australian International Beer Awards, European Beer Star Awards and Great Japan Beer Festival, we believe international expansion represents a compelling growth opportunity over the long term.

Our History

Ballast Point was founded in 1992 by Jack White, Jr., with the immediate goal of creating a home brew shop capable of providing a superior customer experience. In the back of his mind, Jack always wanted to open his own brewery. This came to fruition in 1996 when we introduced our first brew house located behind Home Brew Mart. In 2006, we opened a 50-barrel brew house in Scripps Ranch and today we brew out of four facilities in the San Diego area, including our 107,000 square foot Miramar facility, which we built and opened in 2014, and which currently serves as our primary production brewery and headquarters. Ballast Point has become one of the fastest-growing companies in the craft beer market with a total of 122,890 barrels sold in 2014, as reported on a taxable basis, representing a CAGR of 81.8% since 2012.

The following are some of the key milestones we have achieved since our founding:

Year	Key Milestone
1992	Home Brew Mart opens as a home beer brewing supplies and ingredients shop
1996	First 15-barrel brew house installed behind Home Brew Mart
2006	23,600 square-foot Scripps Ranch facility opens with a 50-barrel brew house
2007	First distributor is signed (now named Crest Beverage)
2008	Distilling operations commence, led by Head Brewer Yuseff Cherney
2010	Awarded three gold medals at the World Beer Cup for Sculpin IPA, Fathom India Pale Lager and Barrel-Aged Piper Down Scottish Ale; also named “Small Brewery of the Year”
2013	Third facility opens in Little Italy with a tasting room and kitchen; named the California Distiller of the Year at the New York International Spirits Competition
2014	Construction completed and beer production commences at 107,000 square-foot Miramar facility with tasting room and kitchen; named California Distiller of the Year for the second year in a row at the New York International Spirits Competition

Culture and Values

We have built a high-performance, values-driven organization that is committed to our customers and employees. We deeply value the relationships we have built with our customers, distributors, suppliers and employees. We have attracted brand ambassadors both inside and outside the company by making great, award-winning beer and spirits and treating our customers, distributors, suppliers and employees well. We employ a thorough on-boarding process for new team members designed to ensure they understand what drives the organization and the integral role each person plays in maintaining our culture as we expand. New hires meet directly with our founder, Jack White, Jr., and the rest of the executive team to learn our history and understand our mission.

We believe our culture is critical in attracting and retaining committed team members, as evidenced by our strong employee satisfaction survey results and low attrition of full-time team members. We believe in promoting internally and we encourage full-time employment in lieu of part-time to help build commitment to our brand and grow the next generation of ambassadors. To date, 70% of our employees with at least two years of tenure have received a promotion. We believe our culture and values help fuel our growth and afford us the opportunity to position ourselves as one of the most respected employers in the craft brew space.

Products

We produce and sell a broad variety of award-winning alcoholic beverages spanning multiple consumer demographics and drinking occasions with over 45 styles of beer and over 15 types of spirits and mixed beverages. Our portfolio of beers include IPAs, other ales, lagers, pilsners, porters, stouts, saisons, sour ales and bocks ranging from 3.8% to 12% ABV. We produce over 15 different styles of beer year-round and over 30 limited offering beers. We offer our beers in a variety of wholesale and retail packaging formats, including keg, 22-oz. bottle, 12-oz. bottle and 12-oz. can. Our portfolio of spirits is comprised of several distinct small-batch products, including vodka, rum, gin, bourbon whiskey, single malt whiskey, moonshine, herbal liqueur, mixers, and RTD canned cocktails such as Bloody Mary, Gin & Tonic, Rum & Cola and Rum & Ginger.

Our product portfolio encompasses a range of beer styles, subcategories and packaging formats. A selection of our beers available year-round includes Big Eye IPA, Black Marlin Porter, Calico Amber Ale, Longfin Lager, original Pale Ale, Sculpin IPA and Wahoo White. While Sculpin has been our best-selling product to date, our other offerings within the large and popular IPA category include Grapefruit Sculpin IPA, Habanero Sculpin IPA, Big Eye IPA, Even Keel Session IPA, Dorado Double IPA and Fathom India Pale Lager.

The following table provides further details regarding some of our year-round and limited offering beers:

Name	Style	Year Introduced	Illustrative Retail Price for Six-Pack	ABV	Flavor Profile	Selected Awards
Big Eye	IPA	2000	$10.99	7.0%	Bold and intense flavors from heavy dry hopping of American Columbus and Centennial hops	World Beer Cup (’02 Bronze) California State Fair (’11 Gold Certificate) Los Angeles International Beer Competition (’10 Gold)

Black Marlin	Porter	1996	$5.99 / 22 oz.	6.0%	Rich, dark and chocolaty Porter with a distinctive American hop character	Great American Beer Festival (’03 Bronze) European Beer Star Awards (’14 Silver) California State Fair (’11 & ’05 Gold Certificate)

Calico	Amber Ale	2000	$9.99	5.5%	Rich complexity stemming from four types of malt offering a crisp bitterness and unique floral aroma	World Beer Cup (’02 Gold) Great American Beer Festival (’01 Gold) European Beer Star Awards (’12 Gold, ’14 Silver)

Dorado	Double IPA	1997	$14.99	10.0%	Heavy but balanced profile with dramatically aromatic and flavorful quantities of hops	Los Angeles International Beer Competition (’09, ’05 & ’04 Gold) World Beer Cup (’06 Bronze) Australian International Beer Awards (’15 Silver)

Even Keel	Session IPA	2006	$9.99	3.8%	Full-flavored beer with silky malt backbone and bright hop profile of herbs and citrus	California State Fair (’07 Silver Certificate) Australian International Beer Awards (’15 Bronze) Brussels Beer Challenge (’14 Bronze)

Fathom	India Pale Lager	2006	$14.99	7.0%	Traditional lager taste combined with hop profile of West Coast IPA accentuating citrus and pine aromas	World Beer Cup (’10 Gold) Great American Beer Festival (’10 Gold) Australian International Beer Awards (’15 Bronze & ’14 Silver)

Grunion	Pale Ale	2015	$14.99	5.5%	Strong yet balanced summer melon aromas and herbal flavors with a soft caramel malt sweetness	Great American Beer Festival (’14 Gold) Best of Craft Beer Awards (’15 Silver)

Longfin	Lager	2006	$9.99	4.5%	Balanced and crisp Helles-style lager that finishes clean with a hint of hops	Los Angeles International Beer Competition (’13 & ’07 Gold) San Diego International Beer Festival (’13 Gold) San Diego County Fair: Craft Brewer’s Competition (’07 Gold)

Name	Style	Year Introduced	Illustrative Retail Price for Six-Pack	ABV	Flavor Profile	Selected Awards
Pale Ale	Pale Ale	1996	$9.99	5.2%	Rich golden brew with smooth, bright taste and a hint of fruit and spice	San Diego International Beer Festival (’15 Gold) Los Angeles International Beer Competition (’14, ‘10, ‘07 & ‘04 Gold) California State Fair (’11, ‘07, ‘05 & ‘04 Silver Certificate)

Sculpin	IPA	2005	$14.99	7.0%	Light body with bright flavors of apricot, peach, mango and lemon as well as a hoppy sting	World Beer Cup (’14 & ’10 Gold) European Beer Star Awards (’11 & ’10 Gold) Great American Beer Festival (’09 Silver)

Grapefruit Sculpin	IPA	2014	$14.99	7.0%	Tart freshness of grapefruit complemented by citrusy hop character of Sculpin	California State Fair (‘15 Honorable Mention)

Sea Monster	Imperial Stout	2005	$9.49 / 22 oz.	10.0%	Bold, rich brew with roasted coffee notes and hints of bittersweet chocolate and currant	Stockholm Beer & Whisky Festival (’14 Silver) Los Angeles International Beer Competition (’13 Silver) California State Fair (’11 Silver Certificate)

Tongue Buckler	Imperial Red Ale	2002	$9.49 / 22 oz.	10.0%	Big brew with abundant hops and malt and dried figs, lime, spruce tips and burnt sugar aromas	Great American Beer Festival (’05 Silver) Los Angeles International Beer Competition (’13 & ’07 Gold)

Victory at Sea	Imperial Porter	2006	$14.99	10.0%	Bold, smooth brew infused with vanilla and coffee beans	Brussels Beer Challenge (’14 Gold) California State Fair (’11 Gold Certificate) San Diego County Fair: Craft Brewer’s Competition (’08 Gold Ribbon)

Wahoo White	Witbier	1996	$9.99	4.5%	Unfiltered, un-malted wheat and oats with cloudy complexity and unique citrus and tangy flavor	Los Angeles International Beer Competition (’07 Gold, ’13, ’09 & ’06 Silver) California State Fair (’15 Gold, ‘11, ‘08 & ‘07 Silver Certificate)

In addition to our year-round and limited offering beers, we continually develop new beers that we feature in limited quantities in our tasting rooms. In 2014, we developed over 110 new beers. Beers that are popular on tap in our tasting rooms are evaluated and may be added to our regular brewing schedule. As a provider of highly-awarded craft beers, we are able to sell many of our products at a premium price relative to the broader craft beer industry. A six-pack of our beer retails on average for $13.28 compared to an average retail price of $9.28 for six-packs of craft beer sold by the top twenty American craft brewers, which not only represents a 43% percent premium, but is also the highest price of the top 20 American craft brewers, based on data provided by IRI for the year to date as of June 14, 2015.

Our spirits business, which was founded in 2007, offers a variety of craft vodka, rum, gin, bourbon whiskey, single-malt whiskey, moonshine, herbal liqueur and multi-serve cocktail mixers, as well as RTD canned cocktails. In 2014, our minority-owned spirits subsidiary recorded $1.4 million in net revenue.

The following table provides further details regarding some of our spirits offerings:

Name	Available Styles	Year Introduced	Illustrative Retail Price	ABV	Selected Awards
Spirits:
Devil’s Share	Single Malt Whiskey Bourbon Whiskey Moonshine Whiskey	2013	$84.99 $84.99 $24.99	46 – 49%	Spirits International Prestige (“SIP”) Awards (’14 Gold) San Francisco World Spirits Competition (’15 Double Gold) SIP Awards (’14 & ’13 Gold)

Fugu	Traditional Vodka Horchata Vodka Habanero Vodka Piña Vodka Jamaica Vodka	2010	$21.00	40%	San Francisco World Spirits Competition (’15 Silver) American Craft Spirits Association (’15 Silver) San Diego Spirit & Cocktail Competition (’15 Silver)

Old Grove	Traditional Gin Barrel Rested Gin	2010	$24.99	44%	SIP Awards (’13 & ’14 Platinum) San Francisco World Spirits Competition (’14 Gold) American Craft Spirits Association (’15 Silver)

Opah	Herbal Liqueur	2014	$26.99	36%	American Craft Spirits Association (’15 Silver) San Francisco World Spirits Competition (’15 Silver) San Diego Spirit & Cocktail Competition (’15 Silver)

Three Sheets	Traditional Rum Barrel Aged Rum Spiced Rum	2011 2014 2014	$24.99	40%	50 Best (‘14 Gold); SIP Awards (‘14 Platinum) SIP Awards (’14 Platinum)

Mixers:
Bloody Mary	Mixer	2010	$5.99 – 6.99	N/A	SIP Awards (’14 & ’13 Platinum) San Francisco World Spirits Competition (’14 Gold) San Diego Spirit & Cocktail Competition (’15 Gold)

Mai Tai	Mixer	2011	$5.99 – 6.99	N/A	SIP Awards (’14 Platinum) San Francisco World Spirits Competition (’14 Double Gold) San Diego Spirit & Cocktail Competition (’15 Silver)

Brewing Process

The four primary ingredients required to brew beer are hops, malt, yeast and water. Hops are the compressed pellets of flowers produced by the hop plant, Humulus lupulus. We use a variety of carefully-selected hops to add bitterness, flavor, aroma and balance to our brews. The hops are selected from designated growing regions to achieve our signature flavor profiles. Malt is barley that has been moistened, allowed to germinate and then dried. Malts are selected based on the variety of barley used. Yeast is a single-celled microorganism that reproduces by budding and is responsible for converting fermentable sugars into alcohol and carbon dioxide, along with providing a flavor unique to each strain. We use multiple yeast strains to enhance our flavor profiles. While this adds complexity to our brewing process, we believe the reward is apparent in our flavorful beers.

The brewing process begins with milling, or crushing, the barley malt to separate the husk from the meal body in order to expose the starch-bearing endosperm. The malted barley is then mixed with water in our mash tun and undergoes a period of mixing to convert starch into sugar. Once the starch is converted to fermentable sugar, the liquid is referred to as wort. The wort and grain mixture is then sent to our lauter tun where we separate the wort from the grain. The wort flows into a brew kettle to be boiled, concentrated and clarified. Hops are added during the boil to impart bitterness, flavor, balance and aroma. The specific mixture of hops as well as the brewing time and temperature further affect the flavor of the beer. After the boil, the wort is clarified via whirlpool and cooled before it is moved to a fermentation cellar, where yeast is added to induce fermentation. During fermentation, the wort’s sugars are metabolized by the yeast, which produces carbon dioxide and alcohol. At this point, we refer to the wort as beer. Following fermentation, the beer undergoes a conditioning period. During the conditioning period, the beer is chilled in order to separate and remove the yeast from the beer. At this stage, we often introduce additional hops prior to filtration through a process called dry hopping in order to increase complexity, flavor and aroma. The beer, still slightly cloudy after this process, typically requires filtering to remove any remaining yeast and other matter. After filtration, the beer is ready for packaging.

Quality and Assurance

We believe we have never produced more beer, better. As our production levels have risen rapidly in response to high demand, we have taken steps to not only preserve, but improve the quality of our beer. We employ an experienced team of quality analysts who are responsible for testing every batch of beer at multiple stages in the brewing and packaging processes. Our recent growth has also provided us with additional resources to further improve quality by leveraging scientific testing (such as gene sequencing to ensure consistency of characteristics from inputs), investing in high quality equipment and developing process improvements. Numerous tests and evaluations, specific to each product, are regularly executed to help ensure each of our brews is consistent and meets our precise standards. In addition to utilizing sophisticated quality techniques in our brewing facilities, we continue to perform thorough diligence on the ingredients we purchase. We believe our dedication to sourcing high-quality hops, malt and barley from desirable regions allows us to consistently craft distinct brews recognized at competitions around the world. We maintain multiple strains of yeast and implement strict controls aimed at ensuring the highest quality in our beers. In addition, we apply a time stamp to each bottle or can containing information on beer type, batch number and brew date for internal quality management purposes and to provide transparency to our consumers. Finally, we use temperature-controlled transportation with the goal of ensuring maximum product freshness.

Brewing Operations and Facilities

Our brewing operations are conducted at four locations throughout San Diego County, at facilities located in Miramar, Scripps Ranch, Little Italy and our original Home Brew Mart shop in Linda Vista. In 2014, we sold a total of 122,890 barrels of beer as reported on a taxable basis, a 72.8% increase from 2013. We believe we may have the flexibility to increase our capacity at our current facilities in a manner sufficient to cover our needs for the next few years.

We own the vast majority of the production equipment we use in our brewing facilities, including our brewing and packaging equipment such as stainless steel fermentation tanks, copper and stainless steel brewing and filtration systems, and bottling, canning and kegging lines. In addition to our brewing operations, we also operate four tasting rooms, two of which feature a kitchen, where we sell food, beverages and general merchandise.

Miramar

In 2014, we built our Miramar facility, a 107,000 square-foot leased brewery, which includes a full-service 18,000 square-foot tasting room and kitchen. This location currently serves as our primary production brewery and headquarters. As of August 31, 2015, our Miramar facility featured four 450-barrel fermentation tanks and fourteen 750-barrel tanks. In the future, we may be able to expand our Miramar facility to accommodate up to twenty-one 1,500-barrel tanks, which we believe should meet our production needs for the next few years.

Scripps Ranch

Our 23,600 square-foot leased facility in Scripps Ranch was our first large-scale production brewery and features a beer and spirits tasting room. As of August 31, 2015, our Scripps Ranch facility featured 28 fermentation tanks ranging from 50 barrels to 200 barrels per tank. This location also serves as the headquarters for our distillery business.

Linda Vista (Home Brew Mart)

Founded in 1992 as a home brew supplies store, Home Brew Mart is our original facility located in Linda Vista. Home Brew Mart sells an extensive inventory of ingredients, equipment and kegging supplies to local home brewers. Our friendly and knowledgeable home brew advisors also provide classes and tips to aspiring brewers. This approximately 8,500 square foot leased facility has been remodeled several times over the years and currently features a small brewing operation and tasting room. As of August 31, 2015, our Linda Vista facility featured five fermentation tanks ranging from eight barrels to 60 barrels per tank.

Little Italy

Our 9,600 square-foot leased facility in Little Italy includes a small pilot brewing facility focused on research and development as well as a tasting room and kitchen. As of August 31, 2015, our Little Italy facility featured ten 5-barrel fermentation tanks.

Sourcing

Suppliers

We believe we have strong sourcing capabilities developed through a dynamic and collaborative relationship with our carefully selected suppliers, aimed at providing us with consistent access to high-quality ingredients and materials at attractive prices. We have grown rapidly and work continuously to ensure we have adequate sourcing in place to meet the growing demand for our products. We currently purchase selected premium quality hops and grains from a number of competitive sources.

Key Ingredients and Production Inputs

Hops.    We carefully source the hops used in the production of our beer from a variety of hops providers. We have been able to secure long-term, yet flexible hops contracts that we expect to allow us to adapt to dynamic craft beer consumer demands and maintain an adequate supply of hops to meet projected volume requirements for the next several years, and we plan to continue to enter into such contracts with select providers in the future.

Malt.    We currently purchase the malt used in the production of our beer from multiple suppliers, both domestic and international. The two-row varieties of barley are grown in the Midwest, Canada, United Kingdom and Germany. Utilizing multiple suppliers allows us to craft both traditional and experimental styles of beers.

Yeast.    We use multiple strains of yeast in our production process. Using a wide array of yeast varieties lends us great versatility in brewing beers with distinctive and diverse flavor profiles. We regularly experiment with new yeast varieties in our R&D and specialty brews to produce innovative new beers for our customers to enjoy. Our Quality Department is responsible for verifying that the yeast used in every batch of beer will yield a consistent product. The innovative spirit of Ballast Point extends to the lab, as our Quality Department continually conducts studies to improve yeast health, consistency and efficiency of use.

Packaging Materials.    We maintain competitively priced sources for the supply of certain packaging materials, such as glass bottles, cans, kegs and other materials.

Distribution

We distribute our beers in over 30 states and ten countries internationally through a network of more than 90 distributors. As of June 30, 2015, we distributed approximately 53% of our volume in California, 6% in Massachusetts, 4% in Texas and 3% in New York. We maintain contracts and agreements with our distributors for their respective territories and also have relationships with our distributors for states where our beer is not currently sold. Our distributors sell our products to on-premise locations such as bars, restaurants and sports venues, and off-premise retail locations such as grocery and specialty stores. For the six months ended June 30, 2015, off-premise customers accounted for approximately 59% of total distribution volumes while on-premise customers accounted for approximately 41%. During the same period, our two largest distributors accounted for 21% and 7% of our revenue, respectively. Our largest distributor, Crest Beverage, accounted for approximately 43%, 34%, 38% and 21% of our revenue for the years ended December 31, 2013 and 2014 and the six months ended June 30, 2014 and 2015, respectively. In addition to our distribution partners, we offer our products directly to consumers at our four San Diego retail locations.

The following diagram illustrates our domestic distribution footprint as of June 30, 2015, with shaded states representing where we currently have distribution:

Sales and Marketing

We employed a salesforce of over 50 professionals as of June 30, 2015. Through this network, we target a differentiated approach that emphasizes relationship-building and story-telling in place of traditional sales tactics. Our sales force is responsible for developing and strengthening relationships with distributors, retailers and our end consumers. In order to help educate our partners, we regularly invite our distributors and retailers to visit us at our brewing facilities in San Diego to experience our brand and culture first hand. We also operate four tasting rooms, two of which also feature a kitchen, where we share our products directly with customers in a tap-room or restaurant environment alongside a range of complementary food offerings.

Our marketing strategy is firmly rooted in our focus on brewing and distilling great beer and spirits. We believe our dedication to the craft of brewing and distilling is communicated to consumers through our active participation in competitions and festivals as well as our innovative research and development programs. Creating award-winning beer is a core tenet of our marketing strategy and helps provide justification for our premium pricing model. Our products are among the most celebrated in the industry with over 200 distinctions in beer and over 110 distinctions in spirits and mixers, including awards from the prestigious World Beer Cup, Great American Beer Festival and European Beer Star. At the 2010 World Beer Cup, we were awarded three gold medals for our beers and received the “Small Brewery of the Year” award, which helped increase awareness of our brand and demand for our products. We believe our success at competitions has helped build brand awareness and has contributed to our growth. In addition to our involvement in national and international beer competitions, we sponsor research and development programs such as our “Roots to Boots” employee brewing program, which encourages employees to work in teams to produce and submit their own home brews in a friendly competition.

We have enjoyed pop culture recognition from our fans in media, with several popular television shows recognizing and lauding our beer. Consistent with our grassroots marketing strategy, we also promote our products through community involvement such as sponsorship of charity events and select print media. We leverage social media to increase brand awareness and currently have more than 94,000 followers on Facebook, 57,000 followers on Twitter and 55,000 followers on Instagram. We also offer a range of branded merchandise at our retail locations.

Competition

We operate and compete within the broader beer market, which includes large-scale domestic and import brewers as well as domestic craft brewers. Through our minority-owned spirits subsidiary, we also compete in the spirits market. The number, size and strength of our competitors vary substantially. Some of our competitors have significantly greater financial, marketing, personnel and other resources than we do, and many of our competitors are well-established in markets in which we compete as well as markets into which we intend to expand. In addition, many of our competitors have greater name recognition nationally or in some of the local markets in which we compete or into which we may expand. Numerous large-scale beer companies have recently engaged in acquisitions of craft breweries to increase exposure to the craft segment. We believe that we compete primarily on the basis of taste, quality, awards, ability to source ingredients, depth of assortment and brand authenticity. While craft competition continues to intensify as new players enter the market, the craft segment has historically been collaborative in nature. Established craft brewers often share advice with newer craft brewers, and craft producers may help each other source ingredients from time to time.

Trademarks and Other Intellectual Property

We regard intellectual property and other proprietary rights as having substantial value and being an important factor in the marketing of our products. We expect to increase the number of countries where we have intellectual property filings as we expand internationally. We also in-licensed rights to certain trademarks from Ballast Point Spirits, LLC. We are not aware of any trademark infringements that could materially affect our current business or any prior claim to the trademarks that we currently use that would prevent us from continuing to use such trademarks in our business in the same manner going forward. Our policy is to pursue registration of our marks and other intellectual property whenever appropriate and to vigorously oppose any infringements of our marks and other intellectual property.

Government Regulation

Our business is highly regulated at federal, state and local levels. Various permits, licenses and approvals necessary for our brewery and restaurant operations and the sale of alcohol beverages are required from a number of agencies, including the U.S. Treasury Department, the Alcohol and Tobacco Tax and Trade Bureau, or the TTB, the U.S. Department of Agriculture, the U.S. Food and Drug Administration, state alcohol regulatory agencies, and state and local health, sanitation, safety, fire and environmental agencies. In addition, the beer industry is subject to substantial federal and state excise taxes.

We operate our breweries under federal licensing requirements administered by the TTB. The TTB requires the application for and approval of a “Brewer’s Notice” prior to commencing the operation of a commercial brewery and the filing of an amended Brewer’s Notice any time there is a material change in the brewing or warehousing locations, brewing or packaging equipment, brewery ownership, or officers or directors. Our operations are subject to audit and inspection by the TTB at any time.

Management believes that we currently have all of the licenses, permits and approvals required for our current operations. Existing permits or licenses could be revoked if we fail to comply with the terms of such permits or licenses and additional permits or licenses may be required in the future for our current operations or as a result of expanding our operations.

The U.S. federal government currently levies an excise tax of $18 per barrel on beer sold for consumption in the United States; however, brewers, such as us, that produce less than two million barrels annually are taxed at $7 per barrel on the first 60,000 barrels shipped, with shipments above this amount taxed at the normal rate. States also levy excise taxes on alcohol beverages. Excise taxes may be increased in the future by the federal government or any state government or both. In the past, increases in excise taxes on alcohol beverages have been considered in connection with various governmental budget-balancing or funding proposals.

Employees

As of June 30, 2015, we had 457 employees, 433 of which were full-time employees. We consider our relationship with our employees to be very good.

Properties

We do not own any real property and lease the land for our four production breweries in San Diego. Our Miramar facility also serves as our headquarters. Certain information regarding our principal facilities is listed below:

Facility	Description of Use	Approximate Square Footage	Current Lease Expiration
Miramar	Brewing; Tasting Room and Kitchen	107,000	February 28, 2030
Scripps Ranch	Brewing; Tasting Room	23,600	April 30, 2021
Linda Vista (Home Brew Mart)	Home Brew Supplies, Brewing; Tasting Room	8,500	May 31, 2024
Little Italy	Research and Development; Tasting Room and Kitchen	9,600	April 19, 2018

For additional information concerning our properties see “Business—Brewing Operations and Facilities” above.

Legal Proceedings

From time to time we may be involved in claims that arise during the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we do not currently have any pending litigation to which we are a party or to which our property is subject that we believe to be material. Regardless of the outcome, litigation can be costly and time consuming, as it can divert management’s attention from important business matters and initiatives, negatively impacting our overall operations.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, age and position of each of our executive officers and directors as of August 31, 2015.

Name	Age	Position(s)
Jack White, Jr.(1)	48	Founder and Director
Jim Buechler(1)	56	President, Chief Executive Officer and Chairman
Yuseff Cherney	45	Chief Operating Officer and Head Brewer
Rick Morgan	53	Chief Financial Officer and Treasurer
Earl Kight III	49	Chief Commercial Officer
Julie Buechler	56	General Counsel and Secretary
Scott Green(2)(3)	53	Director
William Ingram(2)(3)	58	Director
Elisabeth Kimmel(1)(2)(3)	51	Director

(1)	Member of the nominating and corporate governance committee
(2)	Member of the compensation committee
(3)	Member of the audit committee

Executive Officers

Jack White, Jr., founded our company in 1992 and has served as a member of our board of directors since inception. He also served as our Chief Executive Officer from inception to June 2015. Mr. White started brewing our beer in the backroom of his Home Brew Mart store and has grown Ballast Point into an award-winning brewery. Mr. White received a B.A. from the University of California, Los Angeles. Mr. White’s perspective as our founder and former Chief Executive Officer, in-depth knowledge of our business and extensive experience in our industry contributed to our board of directors’ conclusion that he should serve as a director of our company.

Jim Buechler has served as our President and Chief Executive Officer since June 2015. He served as our President and General Manager from January 2012 to June 2015 and as our Secretary from January 2012 to October 2013. Mr. Buechler has served as a director since January 2012 and Chairman of the Board since June 2015. Prior to joining Ballast Point, Mr. Buechler served as President and CEO of The Lessons Company, an internet company focused on managing the relationships between students and instructors, from 2007 to December 2011. Additionally, Mr. Buechler has nearly twenty years of experience working in the wireless telecommunications industry, including as President of Sempra Broadband, a company focused on providing utility smart grid services and retail broadband, from 2005 to 2007, and in several Vice President positions at AirTouch Cellular from 1997 to 2000. Mr. Buechler also has experience in the commercial real estate industry, including serving in executive positions with American Property Management Corporation from 2004 to 2005 and Citylink Investment Corporation from 2002 to 2004. Mr. Buechler received a B.S. from San Diego State University summa cum laude and an M.B.A. with distinction from Harvard Business School. Mr. Buechler’s leadership role in our growth, in-depth knowledge and understanding of all facets of our business and industry and prior executive experience contributed to our board of directors’ conclusion that he should serve as a director of our company.

Yuseff Cherney has served as our Chief Operating Officer since January 2012 and as our Head Brewer since 1998 and was our first employee in 1992. He also cofounded and has acted as the head distiller for Ballast Point Spirits, LLC’s distilling operations since its formation in 2007. Mr. Cherney was a member of our board of directors from inception through July 2015. Mr. Cherney received a B.A. from the University of California, San Diego.

Rick Morgan has served as our Chief Financial Officer since June 2012. Prior to joining Ballast Point, Mr. Morgan was a Division Controller of the governmental healthcare unit of Xerox Company, from January 2007 to June 2012, an information technology and business process outsourcing company. Prior to serving as a Division Controller, Mr. Morgan was the Director of Finance/Controller for a business unit of Affiliated Computer Services Inc., which was acquired by Xerox. Mr. Morgan’s responsibilities as Division Controller included financial reporting and analysis. Mr. Morgan also previously served as the U.S. Shared Services Manager—Disbursements for McKinsey & Company, a global management consulting firm, in 2002, and in various roles of increasing responsibility at Verizon Wireless, a telecommunications provider, from 1988 to 2001, culminating in the position of Director of Financial Operations—Mid Atlantic Region. Mr. Morgan received a B.S. in accounting with high distinction from Indiana University and is licensed as a certified public accountant by the Texas State Board.

Earl Kight III has served as our Chief Commercial Officer since February 2014. Mr. Kight served as our Vice President, Sales and Marketing from January 2012 to February 2014 and as a consultant for us from 2008 to December 2011. Prior to joining Ballast Point, Mr. Kight served as Vice President of Sales, Beer and Specialty Non-Alcohol Beverage at Mesa Distributing Company, Inc., a beer and specialty beverage distributor, which is one of our distributors, from 2006 to 2008. He previously served as Distributor Sales Manager for Miller Brewing Company, an American brewing company owned by SABMiller, from 2005 to 2006 and in various roles at R.J. Reynolds Tobacco Company, including as Key Account Manager from 2002 to 2005. In addition, Mr. Kight has served as President of EK3 Trading, LLC, a consulting company with clients in the consumer packaged goods industry, including Ballast Point, since 2008. Mr. Kight received a B.A. from Gettysburg College and an M.B.A. from Pepperdine University.

Julie Buechler has served as our General Counsel and Secretary since October 2013. Prior to joining Ballast Point, she served in various roles at Cricket Communications, a wireless service provider, from 2009 to October 2013, most recently as Senior Manager of Government Affairs. At Cricket Communications, Ms. Buechler represented the company before the Federal Communications Commission, state legislatures and public utility commissions and oversaw regulatory budgets and the company’s lobbying efforts. Prior to Cricket Communications, Ms. Buechler worked as an attorney at Bobbitt Pinckard & Fields A.P.C., a law firm specializing in the representation of law enforcement officers individually and collectively through labor organizations, from 2003 to 2009. Ms. Buechler received a B.S. from San Diego State University and a J.D. from Thomas Jefferson School of Law cum laude.

Non-Employee Directors

Scott Green has served on our board of directors and as chairperson of our audit committee since July 2015. Mr. Green has served as the Global Chief Operating and Finance Officer for Hogan Lovells, one of the largest law firms in the world, since May 2015. Previously, Mr. Green was Chief Executive Officer of Pepper Hamilton, a law firm, from February 2012 to January 2015, and Executive Director of WilmerHale, a law firm, from 2007 to February 2012. Mr. Green is also a consultant and author for Riverstone Consulting, Inc., an advisory services provider to management in the legal and financial services professions. Mr. Green is currently on the board of directors of the University of Idaho Foundation and served on the board of directors of the University of Idaho Alumni Board from 2000 to 2006. Mr. Green received a B.S. from University of Idaho, an M.B.A. from Harvard Business School and is a certified public accountant. Mr. Green’s knowledge of the financial and legal industries, experience advising boards of directors and training as a certified public accountant contributed to our board of directors’ conclusion that he should serve as a director of our company.

William Ingram has served on our board of directors and as chairperson of our compensation committee since July 2015. Mr. Ingram has served as Chief Financial Officer of Khan Academy since April 2015, and served as the Executive Vice President of Leap Wireless International, Inc. from February 2012 through its acquisition by AT&T in March 2014, overseeing Leap Wireless’ spectrum, acquisitions, investments and strategic activities. Mr. Ingram continued to work for AT&T in an interim role assisting with the integration of Leap Wireless by AT&T until January 2015. Prior to joining Leap Wireless in 2007, Mr. Ingram served as Vice President and General Manager of AudioCodes, Inc., a telecommunications equipment company, from July 2006 to March 2007. Prior to that, Mr. Ingram served as the President and Chief Executive Officer of Nuera Communications, Inc., a provider of VoIP infrastructure solutions, from September 1996 until it was acquired by AudioCodes, Inc. in July 2006. Prior to joining Nuera Communications in 1996, Mr. Ingram served as the Chief Operating Officer of the clarity products division of Pacific Communication Sciences, Inc., a provider of wireless data communications products, as President of Ivie Industries, Inc., a computer security and hardware manufacturer, and as President of KevTon, Inc., an electronics manufacturing company. Mr. Ingram has also served on the board of directors of Revolution Lighting Technologies, a publicly traded lighting and fixtures company, since September 2012, and has served on the board of directors of Algebraix Data, Inc., a database platform company, since June 2010. Mr. Ingram also served on the board of directors of Avici Systems, Inc., previously a publicly traded developer of resource and service control software, from September 2003 to July 2009. Mr. Ingram holds an A.B. in economics from Stanford University and an M.B.A. from Harvard Business School. Mr. Ingram’s leadership experience across several industries and his experience as a member of the boards of directors of several publicly traded companies contributed to our board of directors’ conclusion that he should serve as a director of our company.

Elisabeth Kimmel has served on our board of directors and as chairperson of our nominating and corporate governance committee since July 2015. She is the owner and President of Midwest Television, Inc., the licensee of KFMB AM, FM and TV in San Diego. Ms. Kimmel joined Midwest Television in 1993 as General Counsel. She assumed the role of President in 2003 and became the third generation owner of Midwest Television in 2007. Ms. Kimmel previously worked as a litigation associate at Mitchell, Silberberg and Knupp, a Los Angeles law firm. Ms. Kimmel has served since 1997 on the board of directors of the Meyer Charitable Foundation, a non-profit organization that identifies and invests primarily in community-based non-profit organizations, and on the board of directors of Midwest Television, Inc. since 1993. Ms. Kimmel served on the board of directors of the San Diego chapter of the Juvenile Diabetes Research Foundation, a charitable organization dedicated to funding type 1 diabetes research, from 2009 to 2015 and on the board of directors of The Bishop’s School, an independent college preparatory day school in La Jolla, California, from 2009 to 2015. Ms. Kimmel received a B.A. from Stanford University with distinction and departmental honors and a J.D. from Harvard Law School cum laude. Ms. Kimmel’s significant experience in executive positions and on the board of directors of other companies and charitable organizations contributed to our board of directors’ conclusion that she should serve as a director of our company.

Other than Mr. Buechler and Ms. Buechler who are married, none of our directors or executive officers has a family relationship with another director or executive officer.

Board Composition and Election of Directors

Our board of directors currently consists of five members. Our amended and restated bylaws to be adopted immediately prior to the completion of this offering will provide that our board of directors shall consist of at least one member, with the exact number of directors to be determined by resolution of our board of directors.

Until the date all shares of our outstanding Class B common stock are converted to Class A common stock or otherwise cease to be outstanding, referred to as the full conversion date, the members of our board of directors will be elected at annual meetings of the stockholders and hold office until the next annual meeting of the stockholders. Our amended and restated certificate of incorporation that will go into effect immediately prior to the completion of this offering provides that our board of directors will consist of a single class with each director serving a one-year term until such time as all shares of Class B common stock are converted to Class A common stock or otherwise cease to be outstanding. At that time, our board of directors will be divided into three classes in the manner provided by our amended and restated certificate of incorporation. After the date of such conversion, Class I directors will serve an initial one-year term expiring at the first annual meeting of stockholders following such date, Class II directors will serve an initial two-year term expiring at the second annual meeting of stockholders following such date and Class III directors will serve an initial three-year term expiring at the third annual meeting of stockholders following such date. Upon the expiration of the initial term of each class of directors, the directors in that class will be eligible to be elected for a new three-year term. Our directors will hold office until their successors have been elected and qualified or until their earlier death, resignation, disqualification or removal.

Director Independence

Our board of directors has determined that Mr. Green, Mr. Ingram and Ms. Kimmel are independent directors in accordance with the listing requirements of NASDAQ. The NASDAQ independence definition includes a series of objective tests, including that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his family members has engaged in various types of business dealings with us. In addition, as required by NASDAQ rules, our board of directors has made a subjective determination as to each independent director that no relationships exist, which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management.

Controlled Company

After this offering, Mr. White will continue to control a majority of the voting power of our outstanding common stock. As a result, we will qualify as a “controlled company” within the meaning of the corporate governance standards of NASDAQ. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including: (1) the requirement that a majority of the board of directors consist of independent directors as defined under the listing rules of NASDAQ; (2) the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; (3) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (4) the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees. We intend to take advantage of certain of these exemptions. As a result, in the future, we may not have a majority of independent directors and we may not have independent director oversight of decisions regarding executive compensation and director nominations.

Board Leadership Structure

The same person serves as both our Chief Executive Officer and chairman of the board. In addition, our board does not have a lead independent director. Our board believes that Mr. Buechler’s service as both chairman of the board and Chief Executive Officer is in the best interest of the company and its stockholders. Mr. Buechler possesses detailed and in-depth knowledge of the issues, opportunities and challenges facing the company and its businesses and is thus best positioned to develop agendas that ensure that the board’s time and attention are focused on the most critical matters. Specifically, his combined role enables decisive leadership, ensures clear accountability, and enhances the company’s ability to communicate its message and strategy clearly and consistently to the company’s stockholders, employees, customers, distributors and suppliers, particularly during times of turbulent economic and industry conditions.

While the board may change in the future under appropriate circumstances (in connection with a management succession, for example), the board does not believe that splitting the roles of chairman of the board and Chief Executive Officer in the present circumstances would result in any improvement in company performance.

Our independent directors will regularly meet alone in an executive session at meetings of our board of directors. The purpose of these executive sessions is to promote open and candid discussion among non-employee directors.

Role of Board in Risk Oversight Process

Our board of directors has responsibility for the oversight of the company’s risk management processes and, either as a whole or through its committees, regularly discusses with management our major risk exposures, their potential impact on our business and the steps we take to manage them. The risk oversight process includes receiving regular reports from board committees and members of senior management to enable our board to understand the company’s risk identification, risk management and risk mitigation strategies with respect to areas of potential material risk, including operations, finance, legal, regulatory, strategic and reputational risk.

The audit committee reviews information regarding liquidity and operations, and oversees our management of financial risks. Periodically, the audit committee reviews our policies with respect to risk assessment, risk management, loss prevention and regulatory compliance. Oversight by the audit committee includes direct communication with our external auditors, and discussions with management regarding significant risk exposures and the actions management has taken to limit, monitor or control such exposures. The compensation committee is responsible for assessing whether any of our compensation policies or programs has the potential to encourage excessive risk-taking. The nominating/corporate governance committee manages risks associated with the independence of the board, corporate disclosure practices, and potential conflicts of interest. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board is regularly informed through committee reports about such risks. Matters of significant strategic risk are considered by our board as a whole.

Board Committees and Independence

Our board has established three standing committees—audit, compensation and nominating and corporate governance—each of which operates under a charter that has been approved by our board.

Audit Committee

The audit committee’s main function is to oversee our accounting and financial reporting processes and the audits of our financial statements. This committee’s responsibilities include, among other things:

•	appointing our independent registered public accounting firm;

•	evaluating the qualifications, independence and performance of our independent registered public accounting firm;

•	approving the audit and non-audit services to be performed by our independent registered public accounting firm;

•	reviewing the design, implementation, adequacy and effectiveness of our internal accounting controls and our critical accounting policies;

•	discussing with management and the independent registered public accounting firm the results of our annual audit and the review of our quarterly unaudited financial statements;

•	reviewing, overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing on a periodic basis, or as appropriate, any investment policy and recommending to our board any changes to such investment policy;

•	reviewing with management and our auditors any earnings announcements and other public announcements regarding our results of operations;

•	preparing the report that the SEC requires in our annual proxy statement;

•	reviewing and approving any related party transactions and reviewing and monitoring compliance with our code of conduct and ethics; and

•	reviewing and evaluating, at least annually, the performance of the audit committee and its members including compliance of the audit committee with its charter.

The members of our audit committee are Mr. Green, Mr. Ingram and Ms. Kimmel. Mr. Green serves as the chairperson of the committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and NASDAQ. Our board of directors has determined that Mr. Green is an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable NASDAQ rules and regulations. Our board of directors has determined each of Mr. Green, Mr. Ingram and Ms. Kimmel is independent under the applicable rules of the SEC and NASDAQ. Upon the listing of our common stock on NASDAQ, the audit committee will operate under a written charter that satisfies the applicable standards of the SEC and NASDAQ.

Compensation Committee

Our compensation committee approves policies relating to compensation and benefits of our officers and employees. The compensation committee approves corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives and approves the compensation of these officers based on such evaluations. The compensation committee also approves the issuance of stock options and other awards under our equity plan. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance by the compensation committee with its charter.

The members of our compensation committee are Mr. Ingram, Mr. Green and Ms. Kimmel. Mr. Ingram serves as the chairperson of the committee. Our board of directors has determined each of Mr. Ingram, Mr. Green, and Ms. Kimmel is independent under the applicable rules of the SEC and NASDAQ, is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and is an “outside director” as that term is defined in Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended; or the Code. Upon the listing of our common stock on NASDAQ, the compensation committee will operate under a written charter, which the compensation committee will review and evaluate at least annually.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for assisting our board of directors in discharging the board’s responsibilities regarding the identification of qualified candidates to become board members, the selection of nominees for election as directors at our annual meetings of stockholders (or special meetings of stockholders at which directors are to be elected), and the selection of candidates to fill any vacancies on our board of directors and any committees thereof. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance policies, reporting and making recommendations to our board of directors concerning governance matters and oversight of the evaluation of our board of directors. The members of our nominating and corporate governance committee are Ms. Kimmel, Mr. White and Mr. Buechler. Ms. Kimmel serves as the chairperson of the committee. Because we are considered to be a “controlled company” for the purposes of the NASDAQ listing requirements, we are permitted, and have elected, to opt out of the NASDAQ listing requirements that would otherwise require our nominating and corporate governance committee to be comprised entirely of independent directors. Upon the listing of our common stock on NASDAQ, the nominating and corporate governance committee will operate under a written charter, which the nominating and corporate governance committee will review and evaluate at least annually.

Compensation Committee Interlocks and Insider Participation

Prior to this offering, we did not have a formal compensation committee or other board committee performing equivalent functions. None of our executive officers has ever served as a member of the board of directors or compensation committee of any other entity that has or had one or more executive officers serving on our board of directors or our compensation committee.

Board Diversity

Although we have no specific policy regarding diversity in identifying director nominees, both the nominating and corporate governance committee and the board seek the talents and backgrounds that would be most helpful to the company in selecting director nominees. In particular, the nominating and corporate governance committee, when recommending director candidates to the full board for nomination, may consider whether a director candidate, if elected, assists in achieving a mix of board members that represents a diversity of background and experience.

Code of Business Conduct and Ethics

We will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Upon the completion of this offering, our code of business conduct and ethics will be available under the Corporate Governance section of our website at www.ballastpoint.com. In addition, we intend to post on our website all disclosures that are required by law or the listing standards of NASDAQ concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

EXECUTIVE AND DIRECTOR COMPENSATION

This section discusses the material components of the executive compensation program offered to our named executive officers, or NEOs, identified below. For 2014, our NEOs were:

•	Jack White, Jr., Founder and former Chief Executive Officer;

•	Jim Buechler, President, Chief Executive Officer and Chairman; and

•	Earl Kight III, Chief Commercial Officer.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, or JOBS Act, and have elected to comply with the reduced compensation disclosure requirements available to emerging growth companies under the JOBS Act.

2014 Summary Compensation Table

Name and Principal Position	Year ended December 31,	Salary ($)	Bonus ($)(4)	Stock Awards ($)(5)	All Other Compensation ($)(6)	Total ($)
Jack White, Jr.	2014	483,333	—	—	9,070	492,403
Founder and Former Chief Executive Officer(1)

Jim Buechler	2014	337,500	—	106,992	22,882	467,374
President, Chief Executive Officer and Chairman(2)

Earl Kight III	2014	264,167	2,500	78,634	28,509	373,810
Chief Commercial Officer(3)

(1)	Mr. White served as our Chief Executive Officer from inception through June 2015. Mr. White ceased serving as our Chief Executive Officer effective June 1, 2015.
(2)	Mr. Buechler was appointed as our Chief Executive Officer and Chairman, in addition to his position as President, effective June 1, 2015. He served as our President and General Manager from January 2012 to June 2015 and as our Secretary from January 2012 to October 2013.
(3)	Mr. Kight has served as our Chief Commercial Officer since February 2014. He served as our Vice President, Sales and Marketing from January 2012 to February 2014 and as a consultant for us from 2008 to December 2011.
(4)	Represents a discretionary bonus paid to Mr. Kight in September 2014.
(5)

Represents the aggregate grant date fair value of the stock awards granted to the NEOs in 2014 computed in accordance with FASB ASC Topic 718. For a description of the assumptions used in valuing these awards, see Note 7 to our audited consolidated financial statements included elsewhere in this prospectus. With respect to the restricted stock unit awards granted during 2014, the vesting of which was originally tied only to a change in control of the company, these amounts have been computed based upon the probable outcome of the vesting conditions applicable to such stock awards as of the grant date. Because of the nature of the vesting conditions, the grant date fair value of such awards for purposes of FASB ASC Topic 718 was determined to be zero as of the grant date. The full grant date fair value of such restricted stock units, assuming full achievement of the vesting conditions to which such awards are subject, was as follows: Mr. White, $12,205,000, Mr. Buechler, $4,882,000, and Mr. Kight, $2,074,850.

(6)	Includes the dollar value of group term life insurance premiums paid by us for the NEOs (Mr. White: $447, Mr. Buechler, $1,144, and Mr. Kight: $292). None of the other individual perquisites provided to our NEOs during 2014 exceeded $25,000. We provided the following perquisites to our NEOs during 2014: health insurance premiums; cell phone allowances and reimbursements; employee cards (above the value provided to all employees) for use towards the purchase of company products, food on company premises and apparel for training, education and brand education awareness purposes; spousal travel, meals, entertainment and leisure activity expenses at a corporate retreat; and, for Mr. Kight, an annual auto allowance of $5,000. In addition, during 2014, our NEOs’ spouses accompanied them on a business trip during which the NEOs traveled via private aircraft. There was no incremental cost to the company of the spouses’ air travel during such trip.

Narrative Disclosure to Summary Compensation Table

The primary elements of compensation for our NEOs are base salary, annual cash bonuses and long-term, equity-based compensation awards. The NEOs also participate in employee benefit plans and programs that we offer to our other full-time employees.

Base Salary

Our NEOs receive base salary to compensate them for the satisfactory performance of duties to our company. The base salary payable to each NEO is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. Our NEOs’ base salaries are determined by our board of directors.

Effective March 15, 2014, the NEOs received the following base salary increases: Mr. White, an increase from $400,000 to $500,000; Mr. Buechler, an increase from $275,000 to $350,000; and Mr. Kight, an increase from $210,000 to $275,000.

Effective February 26, 2015, the NEOs received the following base salary increases: Mr. White, an increase to $750,000; Mr. Buechler, an increase to $500,000; and Mr. Kight, an increase to $350,000. Effective June 1, 2015, upon his appointment as Chief Executive Officer, Mr. Buechler’s annual base salary was further increased to $600,000.

Annual Cash Bonuses

Our NEOs have the opportunity to earn discretionary bonuses for each calendar year. For 2014, Mr. Kight was awarded a discretionary bonus by our board of directors in the amount of $2,500 in recognition of his performance in September 2014.

Equity-Based Compensation

To date, we have granted restricted stock and restricted stock units to the NEOs and certain other employees. The restricted stock units have been granted under our 2014 Stock Incentive Plan, described below. Each restricted stock unit represents the right to receive one share of the company’s common stock.

Restricted Stock Awards

In January 2014, we granted to Mr. Buechler 30,000 shares of our common stock pursuant to an employee stock ownership agreement. These shares are subject to our right to repurchase such shares upon Mr. Buechler’s termination of employment for any reason at a repurchase price per share of $2.75. At the time of grant, the restricted shares were scheduled to be released from the company’s repurchase option and fully vested on January 1, 2024, subject to earlier release and vesting upon the occurrence of a change in control of the company.

In June 2014, we granted to Mr. Kight 5,000 shares of our common stock pursuant to an employee stock ownership agreement. These shares are subject to our right to repurchase such shares upon Mr. Kight’s termination of employment for any reason at a repurchase price per share of $0.2998. The restricted shares will be released from the company’s repurchase option and fully vested on June 1, 2022, subject to earlier release and vesting upon the occurrence of a change in control of the company.

In July 2015, the employee stock ownership agreements governing the restricted shares issued to Messrs. Buechler and Kight were amended to provide that they will vest as follows: (A) in the event of the initial public offering of the company’s common stock, to the extent our board of directors determines that the holder is allowed to sell shares of the company’s common stock subject to the award in the offering, such number of restricted stock units will vest immediately prior to such offering, and any remaining restricted stock units will vest in two equal installments on each of the date that is 6 months following this offering and the date that is 18 months following this offering, or (B) if earlier, upon a change in control of the company; or (C) if earlier, on January 1, 2024 (with respect to Mr. Buechler) or June 1, 2022 (with respect to Mr. Kight).

In connection with the reclassification of our common stock prior to the completion of this offering, as described elsewhere in this prospectus, these restricted shares will be converted into restricted shares of our Class A common stock.

Restricted Stock Unit Awards

In October 2014, we granted each of the NEOs restricted stock units as follows: Mr. White, 500,000 restricted stock units; Mr. Buechler, 200,000 restricted stock units; and Mr. Kight, 85,000 restricted stock units. These restricted stock units were originally scheduled to vest upon a change in control of the company.

In May 2015, the vesting of each of these outstanding restricted stock unit awards was amended so that the restricted stock units now vest as follows: (1) in the event of the initial public offering of the company’s common stock, to the extent our board of directors determines that the holder is allowed to sell shares of the company’s common stock subject to the award in the offering, such number of restricted stock units will vest immediately prior to such offering, and any remaining restricted stock units will vest in two equal installments on each of the first and second anniversaries of such offering, or (2) if earlier, upon a change in control of the company. The NEO’s continued employment or service through the applicable vesting date is a condition to such vesting.

Also in May 2015, we granted each of the NEOs an additional award of restricted stock units: Mr. White, 250,000 restricted stock units; Mr. Buechler, 60,000 restricted stock units; and Mr. Kight, 10,000 restricted stock units. Each of these restricted stock unit awards vests in the same manner as described above. Mr. Buechler’s restricted stock units do not include the 15,000 restricted stock units granted to Mr. Buechler’s spouse, Julie Buechler, an executive of the company, in May 2015. All shares beneficially owned by Mr. Buechler are set forth in the beneficial ownership table in the section titled “Principal and Selling Stockholders.”

No determination has been made by our board of directors to date as to how many shares subject to the restricted stock unit awards or the restricted shares held by our NEOs will be eligible for sale in our initial public offering and will therefore vest at the time of our initial public offering pursuant to the vesting schedules set forth above.

In connection with the reclassification of our common stock prior to the completion of this offering, as described elsewhere in this prospectus, all of the foregoing restricted stock units will be converted into restricted stock units that will be settled in shares of our Class A common stock.

In connection with this offering, we intend to adopt a new incentive plan to facilitate the grant of cash and equity incentives to our directors, employees and consultants and to enable our company to obtain and retain the services of these individuals. Additional information about our new incentive plan is provided in the section titled “Incentive Plans—2015 Incentive Award Plan” below.

Retirement, Health, Welfare and Additional Benefits

Our NEOs are eligible to participate in our employee benefit plans and programs, including medical and dental benefits and life insurance, to the same extent as our other full-time employees, subject to the terms and eligibility requirements of those plans. While we pay a portion of the health insurance premiums for all of our employees, we pay for all of the health insurance premiums and group term life insurance coverage for our NEOs. We also sponsor a 401(k) defined contribution plan in which our NEOs may participate, subject to limits imposed by the Code, to the same extent as all of our other full-time employees. During 2014, we did not match contributions made by participants in the 401(k) plan or make other contributions to participant accounts. Commencing in 2015, we will match participant contributions in our 401(k) plan up to 4% of eligible compensation.

We do not provide any significant perquisites or special personal benefits to our NEOs. However, we do pay our executives’ health insurance and life insurance premiums and we provide cell phone and automobile allowances and reimbursements to certain NEOs. We also provide to all of our employees an employee card with a value of $100 per month (during 2014, each NEO received an employee card with a value of $500 per month) for use towards the purchase of company products, food on company premises and apparel for training, education and brand education awareness purposes. In addition, during 2014, we paid for airfare for the spousal travel, meals, entertainment and leisure activity expenses at a corporate retreat. In addition, during 2014, our NEOs’ spouses accompanied them on a business trip during which the NEOs traveled via private aircraft. There was no incremental cost to the company of the spouses’ air travel during such trip.

Outstanding Equity Awards at 2014 Fiscal Year-End

The table below summarizes the aggregate stock and option awards held by our NEOs as of December 31, 2014.

	Stock Awards
Name	Number of Shares or Units of Stock that have not Vested (#)		Market Value of Shares or Units of Stock that have not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(2)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1)
Jack White, Jr.	—		—	500,000
Founder and Former Chief Executive Officer

Jim Buechler	30,000	(3)		200,000
President, Chief Executive Officer and Chairman

Earl Kight III	30,000	(4)		85,000
Chief Commercial Officer

(1)	Since we have not yet completed our initial public offering, the market values shown were computed using $ , which is the midpoint of the price range set forth on the cover of this prospectus.
(2)	Represents awards of restricted stock units. Each restricted stock unit represents the right to receive one share of the company’s common stock. The restricted stock units originally were scheduled to vest upon a change in control of the company. In May 2015, the restricted stock units were amended to provide that they will vest as follows: (A) in the event of the initial public offering of the company’s common stock, to the extent the board of directors determines that the holder is allowed to sell shares of the company’s common stock subject to the award in the offering, such number of restricted stock units will vest immediately prior to such offering, and any remaining restricted stock units will vest in two equal installments on each of the first and second anniversaries of such offering, or (B) if earlier, upon a change in control of the company. In connection with the reclassification of our common stock prior to the completion of this offering, as described elsewhere in this prospectus, all of the foregoing restricted stock units will be converted into restricted stock units that will be settled in shares of our Class A common stock.
(3)	Represents an award of restricted shares. The restricted shares were originally scheduled to be released from the company’s repurchase option and fully vested on January 1, 2024, subject to earlier release and vesting upon the occurrence of a change in control of the company. In July 2015, the employee stock ownership agreement governing the restricted shares was amended to provide that they will vest as follows: (A) in the event of the initial public offering of the company’s common stock, to the extent the board of directors determines that the holder is allowed to sell shares of the company’s common stock subject to the award in the offering, such number of restricted stock units will vest immediately prior to such offering, and any remaining restricted stock units will vest in two equal installments on each of the date that is 6 months following this offering and the date that is 18 months following this offering, or (B) if earlier, upon a change in control of the company; or (C) if earlier, on January 1, 2024. In connection with the reclassification of our common stock prior to the completion of this offering, as described elsewhere in this prospectus, these restricted shares will be converted into restricted shares of our Class A common stock. Mr. Buechler’s restricted stock units do not include the 15,000 restricted stock units granted to Mr. Buechler’s spouse, Julie Buechler, an executive of the company, in May 2015. All shares beneficially owned by Mr. Buechler are set forth in the beneficial ownership table in the section titled “Principal and Selling Stockholders.”
(4)	Represents awards of restricted shares. The restricted shares were originally scheduled to be released from the company’s repurchase option and fully vested on June 1, 2022, subject to earlier release and vesting upon the occurrence of a change in control of the company. In July 2015, the employee stock ownership agreement governing the restricted shares was amended to provide that they will vest as follows: (A) in the event of the initial public offering of the company’s common stock, to the extent the board of directors determines that the holder is allowed to sell shares of the company’s common stock subject to the award in the offering, such number of restricted stock units will vest immediately prior to such offering, and any remaining restricted stock units will vest in two equal installments on each of the date that is 6 months following this offering and the date that is 18 months following this offering, or (B) if earlier, upon a change in control of the company; or (C) if earlier, on June 1, 2022. In connection with the reclassification of our common stock prior to the completion of this offering, as described elsewhere in this prospectus, these restricted shares will be converted into restricted shares of our Class A common stock.

Employment Agreements

We do not maintain employment agreements with any of our NEOs. All of our NEOs are employed on an at-will basis, with no fixed term of employment and no severance or change in control benefits, except for those potential change in control benefits described below under “—Potential Payments upon Termination, Change in Control, or IPO.

Potential Payments upon Termination, Change in Control, or IPO

As described above under “—Equity Based Compensation,” all of the restricted stock awards and restricted stock unit awards held by our NEOs will vest upon a change in control. In addition, certain of the restricted stock units may vest upon the completion of this offering. No determination has been made by our board of directors to date as to how many shares subject to the restricted stock unit awards held by our NEOs will be eligible for sale in our initial public offering and will therefore vest at the time of our initial public offering pursuant to the vesting schedule set forth above. Each of the restricted stock unit awards held by our NEOs were granted under and subject to the terms of our 2014 Stock Incentive Plan. A description of the termination and change in control provisions in such plan is provided below under “—Incentive Plans.”

Incentive Plans

2015 Incentive Award Plan

In connection with this offering, we intend to adopt and ask our stockholders to approve a 2015 Incentive Award Plan, or the 2015 Plan, under which we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the 2015 Plan, as it is currently contemplated, are summarized below. Our board of directors is still in the process of developing, approving and implementing the 2015 Plan and, accordingly, this summary is subject to change.

Eligibility and Administration

Our employees, consultants and directors, and employees, consultants and directors of our subsidiaries, will be eligible to receive awards under the 2015 Plan. Following our initial public offering, the 2015 Plan will generally be administered by our board of directors with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under the 2015 Plan, Section 16 of the Exchange Act and/or stock exchange rules, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2015 Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the 2015 Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available

An aggregate of              shares of our Class A common stock will initially be available for issuance under awards granted pursuant to the 2015 Plan. The number of shares initially available for issuance will be increased by (i) the number of shares represented by awards outstanding under our 2014 Plan (defined below) as of the effective date of the 2015 Plan that are forfeited, lapse unexercised or are settled in cash after such date and (ii) an annual increase on January 1 of each calendar year beginning in 2016 and ending in 2025, equal to the lesser of (a) 4% of the shares of common stock outstanding on the final day of the immediately preceding calendar year (calculated based on outstanding shares of Class A common stock and Class B common stock, taken together) and (b) such smaller number of shares as determined by our board of directors. No more than              shares of Class A common stock may be issued upon the exercise of incentive stock options. Shares issued under the 2015 Plan may be authorized but unissued shares, or shares purchased in the open market or the treasury shares.

If an award under the 2015 Plan is forfeited, expires or is settled for cash, any shares subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the 2015 Plan. Awards granted under the 2015 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the 2015 Plan.

Awards

The 2015 Plan provides for the grant of stock options, including incentive stock options, or ISOs, and nonqualified stock options, or NSOs, restricted stock, dividend equivalents, stock payments, RSUs, stock appreciation rights, or SARs and other stock or cash based awards. Certain awards under the 2015 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2015 Plan will be set forth in award agreements, which will detail the terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our Class A common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.

Stock Options.    Stock options provide for the purchase of shares of our Class A common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option generally will not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions. ISOs generally may be granted only to our employees and employees of our parent or subsidiary corporations, if any.

SARs.    SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR will generally not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction), and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

Restricted Stock and RSUs.    Restricted stock is an award of nontransferable shares of our Class A common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our Class A common stock in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on shares of our Class A common stock prior to the delivery of the underlying shares. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Conditions applicable to restricted stock and RSUs may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

Other Stock or Cash Based Awards.    Other stock or cash based awards are awards of cash, fully vested shares of our Class A common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our Class A common stock. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. The plan administrator will determine the terms and conditions of other stock or cash based awards, which may include vesting conditions based on continued service, performance and/or other conditions.

Performance Awards

Performance awards include any of the foregoing awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals or other criteria the plan administrator may determine, which may or may not be objectively determinable. Performance criteria upon which performance goals are established by the plan administrator may include but are not limited to: net earnings or losses (either before or after one or more of interest, taxes, depreciation, amortization and non-cash equity-based compensation expense); gross or net sales or revenue or sales or revenue growth; net income (either before or after taxes) or adjusted net income; profits (including, but not limited to, gross profits, net profits, profit growth, net operation profit or economic profit), profit return ratios or operating margin; budget or operating earnings (either before or after taxes or before or after allocation of corporate overhead and bonus); cash flow (including operating cash flow and free cash flow or cash flow return on capital); return on assets; return on capital or invested capital; cost of capital; return on stockholders’ equity; total stockholder return; return on sales; costs, reductions in costs and cost control measures; expenses; working capital; earnings or loss per share; adjusted earnings or loss per share; price per share or dividends per share (or appreciation in or maintenance of such price or dividends); regulatory achievements or compliance; implementation, completion or attainment of objectives relating to research, development, regulatory, commercial or strategic milestones or developments; market share; economic value or economic value added models; division, group or corporate financial goals; customer satisfaction/growth; customer service; employee satisfaction; recruitment and maintenance of personnel; human resources management; supervision of litigation and other legal matters; strategic partnerships and transactions; financial ratios (including those measuring liquidity, activity, profitability or leverage); debt levels or reductions; sales-related goals; financing and other capital raising transactions; cash on hand; acquisition activity; investment sourcing activity; and marketing initiatives, any of which may be measured in absolute terms or as compared to any incremental increase or decrease, peer group results or market performance indicators or indices.

Provisions of the 2015 Plan Relating to Director Compensation

The 2015 Plan provides that the plan administrator may establish compensation for non-employee directors from time to time subject to the 2015 Plan’s limitations. Prior to commencing this offering, our stockholders will approve the initial terms of our non-employee director compensation program, which is described below under the heading “—Director Compensation.” Our board of directors or its authorized committee may modify the non-employee director compensation program from time to time in the exercise of its business judgment, taking into account such factors, circumstances and considerations as it shall deem relevant from time to time, provided that the sum of any cash compensation or other compensation and the grant date fair value (as determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of any equity awards granted as compensation for services as a non-employee director during any fiscal year may not exceed $        . The plan administrator may make exceptions to this limit for individual non-employee directors in extraordinary circumstances, as the plan administrator may determine in its discretion, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation or in other compensation decisions involving non-employee directors.

Certain Transactions

In connection with certain transactions and events affecting our Class A common stock, including a change in control, or change in any applicable laws or accounting principles, the plan administrator has broad discretion to take action under the 2015 Plan to prevent the dilution or enlargement of intended benefits, facilitate such transaction or event, or give effect to such change in applicable laws or accounting principles. This includes canceling awards, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares available and replacing or terminating awards under the 2015 Plan. In addition, in the event of certain non-reciprocal transactions with our stockholders, or an “equity restructuring,” the plan administrator will make equitable adjustments to the 2015 Plan and outstanding awards as it deems appropriate to reflect the equity restructuring.

Foreign Participants, Claw-Back Provisions, Transferability and Participant Payments

With respect to foreign participants, the plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above. All awards will be subject to the provisions of any claw-back policy implemented by our company to the extent set forth in such claw-back policy or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2015 Plan are generally non-transferable prior to vesting, and are exercisable only by the participant. With regard to tax withholding obligations arising in connection with awards under the 2015 Plan, the plan administrator may, in its discretion, accept cash, wire transfer, or check, shares of our Class A common stock that meet specified conditions, a promissory note, a “market sell order” or such other consideration as it deems suitable or any combination of the foregoing.

Plan Amendment and Termination

Our board of directors may amend or terminate the 2015 Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the 2015 Plan. The plan administrator will have the authority, without the approval of our stockholders, to amend any outstanding stock option or SAR to reduce its price per share. No award may be granted pursuant to the 2015 Plan after the tenth anniversary of the date on which our board of directors adopts the 2015 Plan.

Securities Laws

The 2015 Plan is intended to conform to all provisions of the Securities Act and the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including, without limitation, Rule 16b-3. The 2015 Plan will be administered, and awards will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

Federal Income Tax Consequences

The material federal income tax consequences of the 2015 Plan under current federal income tax law are summarized in the following discussion, which deals with the general tax principles applicable to the 2015 Plan. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change. Foreign, state and local tax laws, and employment, estate and gift tax considerations are not discussed due to the fact that they may vary depending on individual circumstances and from locality to locality.

Stock Options and SARs.    A 2015 Plan participant generally will not recognize taxable income and we generally will not be entitled to a tax deduction upon the grant of a stock option or SAR. The tax consequences of exercising a stock option and the subsequent disposition of the shares received upon exercise will depend upon whether the option qualifies as an ISO or an NSO. Upon exercising an NSO when the fair market value of our stock is higher than the exercise price of the option, a 2015 Plan participant generally will recognize taxable income at ordinary income tax rates equal to the excess of the fair market value of the stock on the date of exercise over the purchase price, and we (or our subsidiaries, if any) generally will be entitled to a corresponding tax deduction for compensation expense, in the amount equal to the amount by which the fair market value of the shares purchased exceeds the purchase price for the shares. Upon a subsequent sale or other disposition of the option shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

Upon exercising an ISO, a 2015 Plan participant generally will not recognize taxable income, and we will not be entitled to a tax deduction for compensation expense. However, upon exercise, the amount by which the fair market value of the shares purchased exceeds the purchase price will be an item of adjustment for alternative minimum tax purposes. The participant will recognize taxable income upon a sale or other taxable disposition of the option shares. For federal income tax purposes, dispositions are divided into two categories: qualifying and disqualifying. A qualifying disposition generally occurs if the sale or other disposition is made more than two years after the date the option was granted and more than one year after the date the shares are transferred upon exercise. If the sale or disposition occurs before these two periods are satisfied, then a disqualifying disposition generally will result.

Upon a qualifying disposition of ISO shares, the participant will recognize long-term capital gain in an amount equal to the excess of the amount realized upon the sale or other disposition of the shares over their purchase price. If there is a disqualifying disposition of the shares, then the excess of the fair market value of the shares on the exercise date (or, if less, the price at which the shares are sold) over their purchase price will be taxable as ordinary income to the participant. If there is a disqualifying disposition in the same year of exercise, it eliminates the item of adjustment for alternative minimum tax purposes. Any additional gain or loss recognized upon the disposition will be recognized as a capital gain or loss by the participant.

We will not be entitled to any tax deduction if the participant makes a qualifying disposition of ISO shares. If the participant makes a disqualifying disposition of the shares, we should be entitled to a tax deduction for compensation expense in the amount of the ordinary income recognized by the participant.

Upon exercising or settling an SAR, a 2015 Plan participant will recognize taxable income at ordinary income tax rates, and we should be entitled to a corresponding tax deduction for compensation expense, in the amount paid or value of the shares issued upon exercise or settlement. Payments in shares will be valued at the fair market value of the shares at the time of the payment, and upon the subsequent disposition of the shares the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

Restricted Stock and RSUs.    A 2015 Plan participant generally will not recognize taxable income at ordinary income tax rates and we generally will not be entitled to a tax deduction upon the grant of restricted stock or RSUs. Upon the termination of restrictions on restricted stock or the payment of RSUs, the participant will recognize taxable income at ordinary income tax rates, and we should be entitled to a corresponding tax deduction for compensation expense, in the amount paid to the participant or the amount by which the then fair market value of the shares received by the participant exceeds the amount, if any, paid for them. Upon the subsequent disposition of any shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares. However, a 2015 Plan participant granted restricted stock that is subject to forfeiture or repurchase through a vesting schedule such that it is subject to a “risk of forfeiture” (as defined in Section 83 of the Code) may make an election under Section 83(b) of the Code to recognize taxable income at ordinary income tax rates, at the time of the grant, in an amount equal to the fair market value of the shares of Class A common stock on the date of grant, less the amount paid, if any, for such shares. We will be entitled to a corresponding tax deduction for compensation, in the amount recognized as taxable income by the participant. If a timely Section 83(b) election is made, the participant will not recognize any additional ordinary income on the termination of restrictions on restricted stock or performance shares, and we will not be entitled to any additional tax deduction.

Other Stock or Cash Based Awards.    A 2015 Plan participant will not recognize taxable income and we will not be entitled to a tax deduction upon the grant of other stock or cash based awards until cash or shares are paid or distributed to the participant. At that time, any cash payments or the fair market value of shares that the participant receives will be taxable to the participant at ordinary income tax rates and we should be entitled to a corresponding tax deduction for compensation expense. Payments in shares will be valued at the fair market value of the shares at the time of the payment, and upon the subsequent disposition of the shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

2015 Employee Stock Purchase Plan

In connection with this offering, we intend to adopt and ask our stockholders to approve a 2015 Employee Stock Purchase Plan, or the ESPP. The material terms of the ESPP, as it is currently contemplated, are summarized below. Our board of directors is still in the process of considering the ESPP and, accordingly, this summary is subject to change.

Shares Available; Administration

A total of              shares of our Class A common stock are initially reserved for issuance under our ESPP. In addition, the number of shares available for issuance under the ESPP will be annually increased on January 1 of each calendar year beginning in 2016 and ending in 2025, by an amount equal to the least of: (a)              shares, (b) 1% of the shares outstanding on the final day of the immediately preceding calendar year (calculated based on outstanding shares of Class A common stock and Class B common stock, taken together), and (c) such smaller number of shares as is determined by our board of directors.

Our board of directors or its committee will have authority to interpret the terms of the ESPP and determine eligibility of participants. We expect that the compensation committee will be the initial administrator of the ESPP.

Eligibility

Our employees are eligible to participate in the ESPP if they are customarily employed by us or a participating subsidiary for more than 20 hours per week and more than five months in any calendar year. However, an employee may not be granted rights to purchase stock under our ESPP if such employee, immediately after the grant, would own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of our common or other class of stock.

Grant of Rights

The ESPP is intended to qualify under Section 423 of the Internal Revenue Code and stock will be offered under the ESPP during offering periods. The length of the offering periods under the ESPP will be determined by the plan administrator and may be up to 27 months long. Initially, offering periods under the ESPP will be 6 months long. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The purchase dates for each offering period will be the final trading day in each offering period. The first offering period under the ESPP will commence on the date that the registration statement on Form S-8 filed with respect to the ESPP becomes effective and will end of the first occurring              or              thereafter. Future offering periods will then commence on each              and              during the term of the ESPP, unless otherwise determined by the plan administrator. The plan administrator may, in its discretion, modify the terms of future offering periods.

The ESPP permits participants to purchase Class A common stock through payroll deductions of up to     % of their eligible compensation, which includes a participant’s gross base compensation for services to us, including overtime payments and excluding sales commissions, incentive compensation, bonuses, expense reimbursements, fringe benefits and other special payments. The plan administrator will establish a maximum number of shares that may be purchased by a participant during any offering period, which, in the absence of a contrary designation, will be              shares of Class A common stock. In addition, no employee will be permitted to accrue the right to purchase stock under the ESPP at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of our Class A common stock as of the first day of the offering period).

On the first trading day of each offering period, each participant will automatically be granted an option to purchase shares of our Class A common stock. The option will expire at the end of the applicable offering period, and will be exercised at that time to the extent of the payroll deductions accumulated during the offering period. The purchase price of the shares, in the absence of a contrary determination by the plan administrator, will be 85% of the lower of the fair market value of our Class A common stock on the first trading day of the offering period or on the purchase date, which will be the final trading day of the offering period. Participants may voluntarily end their participation in the ESPP at any time at least one week prior to the end of the applicable offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase shares of Class A common stock. Participation ends automatically upon a participant’s termination of employment.

Each eligible employee who is employed by us at the time of this offering will automatically become a participant in the ESPP with respect to the initial offering period. Each such participant will be enrolled in such initial offering period to the extent of     % of his or her eligible compensation for the paydays during the initial offering period (or, if less, the maximum amount of contributions permitted to be made by such participant for such offering period by payroll deduction under the terms of the ESPP). Each such participant may, during the period designated from time to time by the plan administrator for such purpose, (i) elect to make such contributions (or a lesser amount of contributions) for the initial offering period by payroll deductions, (ii) elect to make such contributions (or a lesser amount of contributions) for the initial offering period by making a lump sum cash payment to the Company not later than ten calendar days before the last day of such offering period, or (iii) elect to make no contributions for such offering period.

A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided under the ESPP.

Certain Transactions

In the event of certain transactions or events affecting our Class A common stock, such as any stock dividend or other distribution, change in control, reorganization, merger, consolidation or other corporate transaction, the plan administrator will make equitable adjustments to the ESPP and outstanding rights. In addition, in the event of the foregoing transactions or events or certain significant transactions, including a change in control, the plan administrator may provide for (1) either the replacement of outstanding rights with other rights or property or termination of outstanding rights in exchange for cash, (2) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, if any, (3) the adjustment in the number and type of shares of stock subject to outstanding rights, (4) the use of participants’ accumulated payroll deductions to purchase stock on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (5) the termination of all outstanding rights. Under the ESPP, a change in control has the same definition as given to such term in the 2015 Plan.

Plan Amendment

The plan administrator may amend, suspend or terminate the ESPP at any time. However, stockholder approval of any amendment to the ESPP will be obtained for any amendment which increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the ESPP, changes the corporations or classes of corporations whose employees are eligible to participate in the ESPP or changes the ESPP in any manner that would cause the ESPP to no longer be an employee stock purchase plan within the meaning of Section 423(b) of the Code.

Securities Laws

The ESPP has been designed to comply with various securities laws in the same manner as described above in the description of the 2015 Plan.

Federal Income Taxes

The material federal income tax consequences of the ESPP under current federal income tax law are summarized in the following discussion, which deals with the general tax principles applicable to the ESPP. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change. Foreign, state and local tax laws, and employment, estate and gift tax considerations are not discussed due to the fact that they may vary depending on individual circumstances and from locality to locality.

The ESPP, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Section 423 of the Code. Under the applicable Code provisions, no income will be taxable to a participant until the sale or other disposition of the shares purchased under the ESPP. This means that an eligible employee will not recognize taxable income on the date the employee is granted an option under the ESPP (i.e., the first day of the offering period). In addition, the employee will not recognize taxable income upon the purchase of shares. Upon such sale or disposition, the participant will generally be subject to tax in an amount that depends upon the length of time such shares are held by the participant prior to disposing of them. If the shares are sold or disposed of more than two years from the first day of the offering period during which the shares were purchased and more than one year from the date of purchase, or if the participant dies while holding the shares, the participant (or his or her estate) will recognize ordinary income measured as the lesser of: (1) the excess of the fair market value of the shares at the time of such sale or disposition over the purchase price; or (2) an amount equal to 15% of the fair market value of the shares as of the first day of the offering period. Any additional gain will be treated as long-term capital gain. If the shares are held for the holding periods described above but are sold for a price that is less than the purchase price, there is no ordinary income and the participating employee has a long-term capital loss for the difference between the sale price and the purchase price.

If the shares are sold or otherwise disposed of before the expiration of the holding periods described above, the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price and we will be entitled to a tax deduction for compensation expense in the amount of ordinary income recognized by the employee. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on how long the shares were held following the date they were purchased by the participant prior to disposing of them. If the shares are sold or otherwise disposed of before the expiration of the holding periods described above but are sold for a price that is less than the purchase price, the participant will recognize ordinary income equal to the excess of the fair market value of the shares on the date of purchase over the purchase price (and we will be entitled to a corresponding deduction), but the participant generally will be able to report a capital loss equal to the difference between the sales price of the shares and the fair market value of the shares on the date of purchase.

2014 Stock Incentive Plan

Our board of directors and stockholders approved the 2014 Stock Incentive Plan, or the 2014 Plan, in September 2014, under which we may grant stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units and other stock-based or cash-based awards to employees, directors and consultants of our company. We have reserved a total of 1,500,000 shares of our common stock for issuance under the 2014 Plan. As of June 30, 2015, we have only granted restricted stock units under the 2014 Plan, and there are 1,452,000 outstanding restricted stock units. In connection with the reclassification of our common stock prior to the completion of this offering, as described elsewhere in this prospectus, all restricted stock units granted under the 2014 Plan will be converted into restricted stock units that will be settled in shares of our Class A common stock.

Following the effectiveness of the 2015 Plan, we will not make any further grants under the 2014 Plan. However, the 2014 Plan will continue to govern the terms and conditions of the outstanding awards granted under it. As discussed above, we anticipate that shares of our common stock subject to awards granted under the 2014 Plan that are forfeited, lapse unexercised or are settled in cash and which following the effective date of the 2015 Plan are not issued under the 2014 Plan will be available for issuance as shares of Class A common stock under the 2015 Plan.

Administration

Our board of directors or a committee designated by our board administers the 2014 Plan and has the authority to: (i) grant awards; (ii) adopt and amend administrative rules, guidelines and practices relating to the 2014 Plan; (iii) construe and interpret the 2014 Plan and any award agreements thereunder; and (iv) correct any defect, supply any omission or reconcile any inconsistency in the 2014 Plan or any award. The board of directors may delegate its authority under the 2014 Plan to one or more committees or subcommittees.

Types of Awards; Eligibility

The 2014 Plan provides for the grant of stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units and other stock-based or cash-based awards to employees, officers, directors and consultants of our company and its qualifying parents and subsidiaries. The exercise price per share of incentive stock options, non-qualified stock options and awards intended to qualify as performance-based compensation must equal at least 100% of the fair market value per share of our common stock on the date of grant, as determined by the administrator. The exercise price per share of all other awards is determined by the administrator. The term of a stock option may not exceed 10 years from the date of grant. With respect to any participant who owns 10% of the voting power of all classes of our outstanding stock as of the grant date, the term of an incentive stock option granted to such participant must not exceed five years and the exercise price per share of such incentive stock option must equal at least 110% of the fair market value per share of our common stock on the date of grant, as determined by the administrator. The 2014 Plan administrator determines the terms and conditions of options.

After termination of a participant’s service as an employee, director or consultant, the participant may exercise the vested shares subject to his or her option as of the date of such termination for the period of time as specified in the award agreement, subject to the terms of the 2014 Plan. If termination is due to death or disability, the option will remain exercisable for at least 12 months, or such longer period of time as specified in the award agreement. If termination is due to cause, the award agreement may provide that the option will terminate concurrently with the termination of the participant’s continued service. In all other cases, the option will remain exercisable for such times and under such conditions as specified in the award agreement.

Restricted stock units are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on shares of our common stock prior to the delivery of the underlying shares. Conditions applicable to restricted stock units may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

Transferability of Awards

Our 2014 Plan does not allow for the transfer or assignment of incentive stock options, except by will or by the laws of descent and distribution. However, other awards may be transferred by a participant to a revocable trust by will or by the laws of descent and distribution or as otherwise permitted by Rule 701 of the Securities Act, during the participant’s lifetime, to the participant’s family members by gift or pursuant to a domestic relations order and in a manner authorized by the administrator.

Certain Adjustments

In the event of any increase or decrease in the number of issued shares resulting from a subdivision of our outstanding stock, a combination or consolidation of our outstanding stock into a lesser number of shares, a reorganization, a spin-off, a liquidation, or a similar occurrence, our board of directors will make appropriate adjustments to the number of shares under the 2014 Plan available for future awards, the number of shares covered by each outstanding award, the exercise price under each outstanding award or any other terms the administrator determines require adjustment.

Certain Transactions

Our 2014 Plan provides that in the event of a change in control or certain corporate transactions, as defined under the 2014 Plan, the administrator may, either in advance of or at the time of any actual or anticipated corporate transaction or change in control, provide for the full or partial automatic vesting and exercisability of outstanding unvested awards under the plan and release any restrictions on transfer and repurchase or forfeiture rights of such awards. The administrator also has the authority to condition any such award vesting and exercisability or release from such limitations upon the subsequent termination of the continuous service of the participant within a specified period following the effective date of the corporate transaction or change in control. The administrator may provide that any awards shall remain fully exercisable until the expiration or sooner termination of the award.

Upon the consummation of a corporate transaction, all outstanding awards under the 2014 Plan shall terminate. However, all such awards shall not terminate to the extent they are assumed, as defined under the 2014 Plan, in connection with a corporate transaction.

Amendment and Termination

The board of directors may amend, suspend or terminate the 2014 Plan at any time; provided in each case, that any amendment, suspension or termination does not adversely affect the rights of participants holding outstanding awards under the 2014 Plan. Any modification or amendment that requires stockholder approval under applicable law may not be effected without approval by the company’s stockholders. The 2014 Plan is scheduled to terminate on September 15, 2024, unless terminated sooner by the board of directors.

Securities Laws and Federal Income Taxes

The 2014 Plan is designed to comply with applicable securities laws in the same manner as described above in the description of the 2015 Plan under the heading “—2015 Incentive Award Plan—Securities Laws and Federal Income Taxes—Securities Laws.” The general federal tax consequences of awards under the 2014 Plan are the same as those described above in the description of the 2015 Plan under the heading “—2015 Incentive Award Plan—Securities Laws and Federal Income Taxes—Federal Income Taxes.”

Director Compensation

During 2014, Messrs. White, Buechler and Cherney, each of whom serves as an executive officer of our company, were our only directors. No additional compensation was paid to our employee directors in their capacities as directors in 2014. All compensation that we paid to Messrs. White and Buechler, each of whom is an NEO, in their capacities as employees during 2014 is set forth in the table above in the section titled “Executive Compensation—Summary Compensation Table.” The compensation that we paid to Mr. Cherney in his capacity as an employee during 2014 is set forth in the table below. Mr. Cherney resigned from the board of directors in July 2015.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Yuseff Cherney	207,388	—	15,938	223,326

(1)	Represents Mr. Cherney’s base salary for 2014 of $191,666, a discretionary bonus of $7,500 paid to Mr. Cherney on January 15, 2014, a discretionary bonus of $6,222 paid to Mr. Cherney on April 15, 2014, a discretionary bonus of $1,000 paid to Mr. Cherney on November 18, 2014, and a discretionary bonus of $1,000 paid to Mr. Cherney on July 15, 2015.
(2)	Mr. Cherney did not hold any equity awards, other than the shares of our common stock owned outright by him, as of December 31, 2014.
(3)

Includes the dollar value of group term life insurance premiums paid by us for Mr. Cherney ($185). None of the other individual perquisites provided to Mr. Cherney during 2014 exceeded $25,000. We provided the following perquisites to Mr. Cherney during 2014: health insurance premiums paid on behalf of Mr. Cherney by us, the value of an employee card provided to Mr. Cherney (above the value provided to all employees) for use towards the purchase of company products, food on company premises and apparel for training, education and brand education awareness purposes, and spousal travel, meals, entertainment and leisure activity expenses at a corporate retreat. In addition, during 2014, our executives’ spouses accompanied them on a business trip during which the executives traveled via private aircraft. There was no incremental cost to the company of the spouses’ air travel during such trip.

Commencing July 2015, we agreed to provide each non-employee director with an annual cash retainer for his or her services in an amount equal to $45,000 and an additional annual cash retainer in the amount of $5,000 for service as the chairperson of any board committee. In addition, each of our non-employee directors received an initial grant of 10,000 restricted stock units in connection with their appointment to the board. These restricted stock units vest as follows under our 2014 Plan: (1) in the event of the initial public offering of the company’s common stock, to the extent the board of directors determines that the holder is allowed to sell shares of the company’s common stock subject to the award in the offering, such number of restricted stock units will vest immediately prior to such offering, and any remaining restricted stock units will vest in three equal installments on each of the first, second and third anniversaries of such offering, or (2) if earlier, upon a corporate transaction or a change in control of the company. The director’s continued service through the applicable vesting date is a condition to such vesting.

No determination has been made by our board of directors to date as to how many shares subject to the restricted stock unit awards held by our non-employee directors will be eligible for sale in our initial public offering and will therefore vest at the time of our initial public offering pursuant to the vesting schedules set forth above, although no non-employee director will be eligible to sell more than 15% of the shares of our common stock subject to his or her restricted stock unit awards shares, which, for each of our non-employee directors, is a maximum of 1,500 shares.

In connection with the reclassification of our common stock prior to the completion of this offering, as described elsewhere in this prospectus, all of the foregoing restricted stock units will be converted into restricted stock units that will be settled in shares of our Class A common stock.

In connection with this offering, we intend to adopt and ask our stockholders to approve the initial terms of our non-employee director compensation program. The material terms of the non-employee director compensation program, as it is currently contemplated, are summarized below. Our board of directors is still in the process of considering the non-employee director compensation program and, accordingly, this summary is subject to change.

The non-employee director compensation program will provide for annual retainer fees and long-term equity awards for our non-employee directors. We expect each non-employee director will receive an annual cash retainer for his or her services in an amount equal to $45,000 and an additional annual cash retainer in the amount of $5,000 for service as the chairperson of a committee of a board committee.

We further expect that non-employee directors will also receive equity awards. All stock awards granted to our non-employee directors will vest in full upon the occurrence of a change in control.

Director fees under the program will be payable in arrears in four equal quarterly installments not later than the 15th day following the final day of each fiscal quarter, provided that the amount of each payment will be prorated for any portion of a quarter that a director is not serving on our board of directors and no fee will be payable in respect of any period prior to the effective date of the registration statement of which this prospectus is a part.

Each member of our board of directors is entitled to be reimbursed for reasonable travel and other expenses incurred in connection with attending meetings of the board of directors and any committee of the board of directors on which he or she serves.

Compensation under our non-employee director compensation program will be subject to the annual limits on non-employee director compensation set forth in the 2015 Plan, as described above. Our board of directors or its authorized committee may modify the non-employee director compensation program from time to time in the exercise of its business judgment, taking into account such factors, circumstances and considerations as it shall deem relevant from time to time, subject to the annual limit on non-employee director compensation set forth in the 2015 Plan. As provided in the 2015 Plan, our board of directors or its authorized committee may make exceptions to this limit for individual non-employee directors in extraordinary circumstances, as the board of directors or its authorized committee may determine in its discretion, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation or in other compensation decisions involving non-employee directors.

Limitations of Liability and Indemnification Matters

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and our amended and restated bylaws also provide that if Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation and our amended and restated bylaws also provide that we shall have the power to indemnify our employees and agents to the fullest extent permitted by law. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether our amended and restated bylaws would permit indemnification. We have obtained directors’ and officers’ liability insurance.

We have entered into separate indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our amended and restated certificate of incorporation and amended and restated bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by this person in any action or proceeding arising out of this person’s services as a director or executive officer or at our request. We believe that these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and indemnification agreements are necessary to attract and retain qualified persons as directors and executive officers.

The above description of the indemnification provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and our indemnification agreements is not complete and is qualified in its entirety by reference to these documents, each of which is filed as an exhibit to the registration statement of which this prospectus is a part.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since January 1, 2012 to which we have been a party in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described under “Executive and Director Compensation.” We also describe below certain other transactions with our directors, executive officers and stockholders.

Promissory Notes and Loans

In December 2011, we issued two promissory notes to Jack White, Jr., our founder, director and former Chief Executive Officer, to help fund our working capital requirements. The initial note, in the amount of $354,243, bore interest at 6% per annum, with interest initially payable monthly, and a balloon payment due at maturity in December 2013. The second note, in the amount of $95,525, bore interest at 6% per annum with principal and interest payable monthly until maturity in December 2013. The monthly interest and balloon payments were suspended in 2012 in connection with facility expansion in 2012. The notes were fully repaid as of December 31, 2014.

In September 2012, we issued an unsecured note payable to Jim Buechler, our Chief Executive Officer, in the amount of $1,000,000 to help fund our working capital requirements. The note bore interest at 6% per annum, with principal and interest payable when the note was paid in full. The note was fully repaid in September 2013.

In April 2014, we loaned $1.6 million to Jack White, Jr., that was repaid in May 2014. Due to the short-term nature of the loan, the loan bore no interest and no interest was paid.

Ballast Point Spirits, LLC

We hold a one-third interest in our consolidated subsidiary, Ballast Point Spirits, LLC, a California limited liability company, with Jack White, Jr., and Yuseff Cherney, our Chief Operating Officer and Head Brewer, each holding one-third interests, respectively. The business, property and affairs of Ballast Point Spirits are governed by Mr. White and Mr. Cherney as Ballast Point Spirits’ managers. For additional information on Ballast Point Spirits, see “Business—Who We Are.”

From time to time, we make intercompany loans to Ballast Point Spirits to fund its working capital needs. The loans bear interest at our average rate of interest and fees under our credit agreement. Ballast Point Spirits made principal payments to us of $0.1 million and $0.3 million during the year ended December 31, 2013 and the six months ended June 30, 2015, respectively. Ballast Point Spirits did not make any principal payments during the year ended December 31, 2014. Also, Ballast Point Spirits has not made any interest payments during the periods presented. As of December 31, 2013 and 2014 and June 30, 2015, the outstanding balances on the loans (and related accrued interest) were $1.4 million, $2.2 million and $2.5 million, respectively. Each of Mr. White and Mr. Cherney have a one-third interest in these loans based on their ownership in Ballast Point Spirits, which for each of them would amount to $0.5 million, $0.7 million and $0.8 million of such loans for these same periods, respectively. The outstanding balances include accrued interest payable of $0.1 million, $0.1 million and $0.2 million as of December 31, 2013 and 2014 and June 30, 2015, respectively.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us or will require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer. For further information, see “Executive and Director Compensation—Limitation of Liability and Indemnification.”

Restricted Stock Unit Grants

We have granted restricted stock units to our executive officers as more fully described in the section entitled “Executive and Director Compensation.”

Compensation Paid to our General Counsel

Julie Buechler, the wife of our Chief Executive Officer, received a base salary of $140,833. We also paid group term life insurance benefits on behalf of Ms. Buechler in the amount of $405. Ms. Buechler also received additional perquisites from us during 2014. None of the individual perquisites provided to Ms. Buechler during 2014 exceeded $25,000. These perquisites during 2014 included: an employee card (above the value provided to all employees) for use towards the purchase of company products, food on company premises and apparel for training, education and brand education awareness purposes, meals, entertainment and leisure activity expenses at a corporate retreat, and a cell phone allowance.

Policies and Procedures for Related Party Transactions

Prior to the completion of this offering, our board of directors will adopt a written related person transaction policy, to be effective upon the completion of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 in any fiscal year and a related person had, has or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our capital stock, as of August 31, 2015, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group;

•	each holder of more than 5% of our common stock; and

•	each of the selling stockholders.

The number of shares beneficially owned by each stockholder is determined under rules issued by the Securities and Exchange Commission and includes any shares as to which the individual or entity has sole or shared voting power or investment power. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

Ownership prior to this offering is based on 3,326,368 shares of Class A common stock and 3,220,000 shares of Class B common stock outstanding as of June 30, 2015, after giving effect to (i) the reclassification of 3,220,000 shares of common stock controlled by Jack White, Jr., into an equivalent number of shares of Class B common stock and the reclassification of the remaining 1,106,981 shares of common stock into an equivalent number of shares of Class A common stock, (ii) the automatic conversion of 2,219,387 shares of preferred stock into an equivalent number of shares of Class A common stock and (iii) the issuance of              shares of Class A common stock upon the vesting of restricted stock units, in each case, prior to the completion of this offering. Ownership after this offering is based on              shares of Class A common stock and 3,220,000 shares of Class B common stock outstanding immediately after the completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock and the sale of shares of Class A common stock by the selling stockholders) and assumes the sale by us and the selling stockholders of shares of Class A common stock in this offering. In computing the number of shares beneficially owned by a stockholder and the percentage ownership of that stockholder, shares of common stock subject to options that are currently exercisable or will become exercisable within 60 days after June 30, 2015 or shares of common stock issuable upon the vesting of restricted stock units that will vest within 60 days after June 30, 2015 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other stockholder.

Unless otherwise indicated, the address of all listed stockholders is c/o Ballast Point Brewing & Spirits, Inc., 9045 Carroll Way San Diego, CA, 92121.

	Shares of common stock beneficially owned immediately prior to this offering					Shares of common stock beneficially owned after this offering
Name and address of beneficial owner	Class A Shares	Class B Shares	Total	Percent	Class A Shares Being Offered	Class A Shares	Class B Shares	Total	Percent	Voting Power**
5% Stockholders not listed below:
Jack White, Sr.(1)	817,954	—	817,954	12.5%
Peter A’Hearn(2)	660,200	—	660,200	10.1%
William Graham	340,100	—	340,100	5.2%

Directors and Named Executive Officers:
Jack White, Jr.(3)	109,509	3,220,000	3,329,509	50.9%
Jim Buechler(4)	542,500	—	542,500	8.3%
Earl Kight III(5)	30,000	—	30,000	*
Scott Green	—	—	—	*
William Ingram	—	—	—	*
Elisabeth Kimmel	—	—	—	*
All executive officers and directors as a group (9 persons)(6):	857,009	3,220,000	4,077,009	62.3%
Selling Stockholders:

*	Represents beneficial ownership of less than 1% of our outstanding capital stock.
**	Represents the voting power with respect to all shares of our Class A common stock and Class B common stock, voting as a single class. Each share of Class A common stock will be entitled to one vote per share and each share of Class B common stock will be entitled to ten votes per share. For more information, please see “Description of Capital Stock—Class A common stock and Class B Common Stock.”
(1)	Consists of (a) 657,854 shares of Class A common stock held by MSSB C/F Jack R. White Roth IRA and (b) 160,100 shares of Class A common stock held by the Jack R. White & Dorothy S. White TTEES F/T White Family Trust U/A DTD 08/04/1999. Jack White, Sr. is the father of our founder, Jack White, Jr. Jack White, Sr., is a trustee of the Jack R. White & Dorothy S. White TTEES F/T White Family Trust U/A DTD 08/04/1999, and the beneficial owner of the shares held by MSSB C/F Jack R. White Roth IRA, and shares voting and investment power with respect to the shares held by both entities.
(2)	Consists of (a) 150,000 shares of Class A common stock held by Mr. A’Hearn and (b) 510,200 shares of Class A common stock held by The Stephen J. A’Hearn and Renate M. A’Hearn Family Trust. Mr. A’Hearn is the trustee of The Stephen J. A’Hearn and Renate M. A’Hearn Family Trust and shares voting and investment power with respect to the shares held by the trust.
(3)	Includes shares of Class A common stock to be issued upon the vesting of restricted stock units immediately prior to the completion of this offering.
(4)	Consists of (a) 30,000 shares of Class A common stock held by Mr. Buechler, (b) 262,500 shares of Class A common stock held by the Buechler Family Trust dtd 12/16/99, (c) 170,000 shares of Class A common stock held by Morgan Stanley Smith Barney C/F James Andrew Buechler and (d) 80,000 shares of Class A common stock held by Mr. Buechler’s daughter, (e) shares of Class A common stock to be issued upon the vesting of restricted stock units held by Mr. Buechler immediately prior to the completion of this offering and (f) shares of Class A common stock to be issued upon the vesting of restricted stock units held Mr. Buechler’s wife, Julie Buechler, immediately prior to the completion of this offering. Mr. Buechler is the trustee of the Buechler Family Trust dtd 12/16/99, and the beneficial owner of the shares held by Morgan Stanley Smith Barney C/F James Andrew Buechler, and shares voting and investment power with respect to the shares held by both entities. Ms. Buechler may be deemed to share voting and investment power with respect to all shares beneficially owned by Mr. Buechler.
(5)	Includes shares of Class A common stock to be issued upon the vesting of restricted stock units immediately prior to the completion of this offering.
(6)	Includes shares of Class A common stock to be issued upon the vesting of restricted stock units immediately prior to the completion of this offering.

DESCRIPTION OF CAPITAL STOCK

General

The descriptions of our capital stock that follow assume the consummation of the IPO reorganization described elsewhere in this prospectus and reflect changes to our capital structure that will occur upon the completion of this offering in accordance with the terms of the amended and restated certificate of incorporation and amended and restated bylaws that will be adopted by us immediately after the completion of this offering. The following description of our securities and the provisions of our planned certificate of incorporation and bylaws is only a summary. You should also refer to the copies of our certificate of incorporation and bylaws (both our current versions as well as the versions planned to be adopted) which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

Upon the completion of this offering, our amended and restated certificate of incorporation will provide for two classes of common stock, Class A common stock and Class B common stock. Our authorized capital stock will consist of              shares of Class A common stock, par value $0.0001 per share,              shares of Class B common stock, par value $0.0001 per share, and              shares of preferred stock, par value $0.0001 per share.

Class A Common Stock and Class B Common Stock

As of June 30, 2015, we had 3,326,368 shares of Class A common stock and 3,220,000 shares of Class B common stock outstanding. Upon the completion of this offering, we expect that              shares of Class A common stock and                  shares of Class B common stock, or              shares of Class A common stock and              shares of Class B common stock if the underwriters exercise their option to purchase additional shares in full, will be issued and outstanding.

Voting Rights

Holders of our Class A common stock and Class B common stock have identical rights, provided that, except as otherwise expressly provided in our amended and restated certificate of incorporation or required by applicable law, on any matter that is submitted to a vote of our stockholders, holders of our Class A common stock are entitled to one vote per share of Class A common stock and holders of our Class B common stock are entitled to ten votes per share of Class B common stock. Holders of shares of Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, except as otherwise required by applicable law.

Under our amended and restated certificate of incorporation, we may not increase or decrease the authorized number of shares of Class A common stock or Class B common stock without the affirmative vote of the holders of a majority of the combined voting power of the outstanding shares of Class A common stock and Class B common stock, voting together as a single class. In addition, we may not issue any shares of Class B common stock, unless that issuance is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class B common stock.

We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation.

Economic Rights

Except as otherwise expressly provided in our amended and restated certificate of incorporation or required by applicable law, shares of Class A common stock and Class B common stock will have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters, including, without limitation, those described below.

Dividends.    Any dividend or distributions paid or payable to the holders of shares of Class A common stock and Class B common stock shall be paid pro rata, on an equal priority, pari passu basis, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class; provided, however, that if a dividend or distribution is paid in the form of Class A common stock or Class B common stock (or rights to acquire shares of Class A common stock or Class B common stock), then the holders of the Class A common stock shall receive Class A common stock (or rights to acquire shares of Class A common stock) and holders of Class B common stock shall receive Class B common stock (or rights to acquire shares of Class B common stock).

Liquidation.    In the event of our liquidation, dissolution or winding-up, upon the completion of the distributions required with respect to any series of preferred stock that may then be outstanding, our remaining assets legally available for distribution to stockholders shall be distributed ratably to the holders of the shares of Class A common stock and Class B common stock, treated as a single class, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class.

Subdivisions and Combinations.    If we subdivide or combine in any manner outstanding shares of Class A common stock or Class B common stock, then the outstanding shares of all Class A common stock and Class B common stock will be subdivided or combined in the same proportion and manner, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class.

Change of Control Transaction.    In connection with any change of control, the holders of Class A common stock and Class B common stock will be treated equally and identically with respect to shares of Class A common stock or Class B common stock owned by them, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class.

Conversion

Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, unless such transfer is to our founder, Jack White, Jr., his children or entities controlled by Mr. White or his children. In addition, upon the date on which the outstanding Class B common stock represents less than         % of our outstanding capital stock, all outstanding shares of Class B common stock will automatically convert into Class A common stock.

Preferred Stock

Under the terms of our amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. Subject to the rights of the holders of any series of preferred stock, the number of authorized shares of preferred stock may be increased or decreased, but not below the number of shares thereof then outstanding, by the affirmative vote of the holders of a majority of the voting power of all the outstanding shares of our capital stock entitled to vote thereon, and no vote of the holders of the preferred stock voting separately as a class shall be required therefor.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our Class A common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the completion of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Restricted Stock Units

As of June 30, 2015, we had outstanding restricted stock units for 1,452,000 shares of our Class A common stock.

Anti-Takeover Provisions

Under the terms of our amended and restated certificate of incorporation, after such time as all shares of Class B common stock are converted to Class A common stock or otherwise cease to be outstanding, we will be subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Removal of Directors

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that a director may be removed only for cause and only by the affirmative vote of the holders of at least 66  2⁄3% of the votes that all of our stockholders would be entitled to cast in an annual election of directors. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

The limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Classified Board

Our amended and restated certificate of incorporation provides that our board of directors will consist of a single class with each director serving a one-year term until such time as all shares of

Class B common stock are converted to Class A common stock or otherwise cease to be outstanding. At that time, our board of directors will be divided into three classes in the manner provided by our amended and restated certificate of incorporation. After the directors in each class serve for the initial terms as provided for in our amended and restated certificate of incorporation, each class will serve for a staggered three-year term.

Super-Majority Voting

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our amended and restated bylaws may be amended or repealed by a majority vote of our board of directors or the affirmative vote of the holders of at least 66 2/3% of the votes that all of our stockholders would be entitled to cast in an annual election of directors.

Stockholder Action; Special Meeting of Stockholders

Our amended and restated certificate of incorporation provides that, after such time as all shares of Class B common stock are converted to Class A common stock or otherwise cease to be outstanding, any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of such stockholders and may not be effected by any consent in writing by such stockholders. Our amended and restated certificate of incorporation and our amended and restated bylaws also provide that, except as otherwise required by law, special meetings of our stockholders can only be called by our board of directors, our chairman of the board, our Chief Executive Officer or our President in the event there is no Chief Executive Officer.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of NASDAQ. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Choice of Forum

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                 .

NASDAQ Global Select Market

We intend to apply to have our common stock listed on the NASDAQ Global Select Market under the symbol “PINT.”

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our Class A common stock. Future sales of substantial amounts of Class A common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we intend to apply to have our common stock listed on the NASDAQ Global Select Market, we cannot assure you that there will be an active public market for our common stock.

Upon the completion of this offering, after giving effect to (i) the reclassification of 3,220,000 shares of common stock controlled by Jack White, Jr., into an equivalent number of shares of Class B common stock and the reclassification of the remaining 1,106,981 shares of common stock into an equivalent number of shares of Class A common stock, (ii) the automatic conversion of 2,219,387 shares of preferred stock into an equivalent number of shares of Class A common stock and (iii) the issuance of              shares of Class A common stock upon the vesting of restricted stock units, in each case, prior to the completion of this offering, and assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock, there will be              shares of Class A common stock 3,220,000 shares of Class B common stock outstanding. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining              shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including pursuant to Rules 144 and 701, which are summarized below.

Lock-Up Agreements

We and each of our directors and executive officers, holders of substantially all of our outstanding capital stock and holders of substantially all of our stock options and restricted stock units, have agreed that, without the prior written consent of Goldman, Sachs & Co. and Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, subject to limited exceptions, during the period ending 180 days after the date of this prospectus, subject to extension in specified circumstances, offer, sell, contract to sell or otherwise dispose of, directly or indirectly, our common stock or securities convertible into or exchangeable for or exercisable for our common stock. Please read the section titled “Underwriting” for additional information. Upon the expiration of the applicable lock-up periods, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Rule 144

Affiliate Resales of Restricted Securities

In general, under Rule 144, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume in our common stock on NASDAQ during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC, and NASDAQ concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from the us in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of ours can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of ours can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Equity Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our stock plans. We expect to file the registration statement covering shares offered pursuant to our stock plans shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144 and subject in each case to applicable lock-up restrictions. Please read “Underwriting” for additional information.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

TO NON-U.S. HOLDERS OF CLASS A COMMON STOCK

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our Class A common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our Class A common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our Class A common stock.

This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our Class A common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	tax-qualified retirement plans.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our Class A common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Class A common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our Class A common stock in the foreseeable future. However, if we make distributions of cash or property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Class A common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our Class A common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our Class A common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our Class A common stock will not be subject to U.S. federal income tax if our Class A common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our Class A common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our Class A common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our Class A common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations, withholding under FATCA generally applies to payments of dividends on our Class A common stock, and will apply to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2017.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

UNDERWRITING

We and the underwriters named below will enter into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter will severally agree to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Morgan Stanley & Co. LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Morgan Stanley & Co. LLC
Robert W. Baird & Co. Incorporated
BMO Capital Markets Corp.
Cowen and Company, LLC
Nomura Securities International, Inc.

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional              shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional shares.

Paid by Us

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by Selling Stockholders

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors, and substantially all of our securityholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among us and the representatives. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, were our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application has been made to list our common stock on the NASDAQ Global Select Market under the symbol “PINT.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NASDAQ Global Select Market, in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately                     . We have agreed to reimburse the underwriters for all FINRA-related expenses incurred by them in connection with this offering.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage, and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors, and employees may purchase, sell, or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve our securities and/or instruments (directly, as collateral securing other obligations or otherwise), and/or persons and entities that have relationships with us. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

At our request, the underwriters have reserved up to         % of the shares of Class A common stock offered by this prospectus for sale, at the initial public offering price, to our directors, officers, employees and other individuals associated with us and members of their respective families. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA would not, if we were not an authorised person, apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the “SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale.

Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Latham & Watkins LLP, San Diego, California. Cooley LLP, San Diego, California is acting as counsel for the underwriters in connection with certain legal matters related to this offering.

EXPERTS

The consolidated financial statements of Home Brew Mart, Inc. at December 31, 2013 and 2014 and June 30, 2015, and for the years ended December 31, 2013 and 2014 and for the six months ended June 30, 2015, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

CHANGE IN INDEPENDENT ACCOUNTANT

On May 11, 2015 the board of directors of the Company determined to dismiss McGladrey LLP and retain Ernst & Young LLP, or E&Y, as our independent registered public accounting firm. Effective May 28, 2015, we retained E&Y as our independent registered public accounting firm.

The reports of McGladrey LLP on our consolidated financial statements for each of the two fiscal years prior to its dismissal did not contain any adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles. We had no disagreements with McGladrey LLP on any matter of accounting principles or practices, consolidated financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to its satisfaction, would have caused McGladrey LLP to make reference in connection with its opinion to the subject matter of the disagreement during its audits for each of the two fiscal years prior to its dismissal or the subsequent interim period through May 28, 2015. During the two most recent fiscal years preceding McGladrey LLP’s dismissal, and the subsequent interim period through May 28, 2015, there were no ‘‘reportable events’’ as such term is defined in Item 304(a)(1)(v) of Regulation S-K.

During the two years ended December 31, 2014 and the subsequent interim period through May 28, 2015, neither we, nor anyone acting on our behalf, consulted with E&Y on matters that involved the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us by E&Y that E&Y concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue or any other matter that was the subject of a disagreement as that term is used in Item 304 (a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K or a reportable event as that term is used in Item 304(a)(1)(v) and the related instructions to Item 304 of Regulation S-K.

We have provided McGladrey LLP with a copy of the foregoing disclosure and have requested that McGladrey LLP furnish us with a letter addressed to the SEC stating whether or not McGladrey LLP agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of the letter from McGladrey LLP is filed as an exhibit to the registration statement of which this prospectus is a part.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the Class A common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon completion of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Securities Exchange Act of 1934. You may read and copy this information without charge at the Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. You may obtain information on the hours of operation by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with SEC. The address of that site is www.sec.gov.

HOME BREW MART, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Home Brew Mart, Inc.

We have audited the accompanying consolidated balance sheets of Home Brew Mart, Inc., as of December 31, 2013 and 2014 and June 30, 2015, and the related consolidated statements of income, shareholders’ equity, and cash flows for the years ended December 31, 2013 and 2014, and the six-month period ended June 30, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Home Brew Mart, Inc. at December 31, 2013 and 2014 and June 30, 2015, and the consolidated results of its operations and its cash flows for the years ended December 31, 2013 and 2014, and the six-month period ended June 30, 2015, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

San Diego, California

August 6, 2015

except for paragraphs 3 and 4 in Note 11, as to which the date is

September 9, 2015

HOME BREW MART, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,		June 30, 2015
	2013	2014

Assets
Current assets:
Cash and cash equivalents	$91	$25	$5,514
Accounts receivable, net	1,889	4,005	6,928
Inventories	2,616	5,147	8,844
Prepaid expenses and other current assets	248	456	646
Income tax receivable	—	2,236	—
Deferred tax assets	289	553	774

Total current assets	5,133	12,422	22,706
Property and equipment, net	11,444	27,870	32,301
Other assets	198	395	921

Total assets	$16,775	$40,687	$55,928

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,513	$4,540	$4,850
Accrued expenses	2,045	1,962	4,130
Current portion of deferred rent	—	24	25
Current portion of long-term debt	578	1,900	2,135

Total current liabilities	4,136	8,426	11,140
Deferred rent, less current portion	181	2,662	2,950
Long-term debt, less current portion	6,980	17,244	21,618
Deferred tax liabilities	1,190	3,744	2,303

Total liabilities	12,487	32,076	38,011
Commitments and contingencies

Shareholders’ equity:
Preferred stock, no par value; authorized shares – 10,000 at December 31, 2013 and 2014 and June 30, 2015; issued and outstanding shares – 2,219 at December 31, 2013 and 2014 and June 30, 2015; liquidation preference of $144 at December 31, 2013 and 2014 and June 30, 2015	135	135	135
Common stock, no par value; authorized shares – 10,000 at December 31, 2013 and 2014 and June 30, 2015; issued shares – 4,272, 4,327 and 4,327 at December 31, 2013 and 2014 and June 30, 2015, respectively; outstanding shares – 4,247 at December 31, 2013 and 2014 and June 30, 2015	282	282	400
Retained earnings	4,285	8,822	18,029

Total shareholders’ equity of Home Brew Mart, Inc.	4,702	9,239	18,564
Noncontrolling interest	(414)	(628)	(647)

Total shareholders’ equity	4,288	8,611	17,917

Total liabilities and shareholders’ equity	$16,775	$40,687	$55,928

See accompanying notes.

HOME BREW MART, INC.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

	Years Ended December 31,		Six Months Ended June 30,
	2013	2014	2014	2015
			(unaudited)
Revenue	$27,384	$51,115	$20,707	$53,720
Less excise taxes	1,024	2,238	631	2,024

Net revenue	26,360	48,877	20,076	51,696
Cost of net revenue	14,537	27,231	10,584	25,374

Gross profit	11,823	21,646	9,492	26,322
Selling, general and administrative expense	7,597	13,822	5,899	12,011

Operating income	4,226	7,824	3,593	14,311
Interest expense	(396)	(635)	(190)	(369)
Other income (expense), net	(40)	9	6	(6)

Income before income taxes	3,790	7,198	3,409	13,936
Provision for income taxes	1,544	2,875	1,365	4,748

Net income	2,246	4,323	2,044	9,188
Net loss attributable to noncontrolling interest	206	214	53	19

Net income attributable to Home Brew Mart, Inc.	2,452	4,537	2,097	9,207
Net income allocable to participating securities	(847)	(1,593)	(736)	(3,234)

Net income attributable to common shareholders	$1,605	$2,944	$1,361	$5,973

Net income per share attributable to common shareholders:
Basic	$0.38	$0.69	$0.32	$1.41

Diluted	$0.38	$0.69	$0.32	$1.39

Weighted average shares outstanding:
Basic	4,247	4,247	4,247	4,247

Diluted	4,256	4,286	4,280	4,291

See accompanying notes.

HOME BREW MART, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands)

	Convertible Preferred Stock		Common Stock		Retained Earnings	Noncontrolling Interest	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
Balance at December 31, 2012	2,219	$135	4,247	$282	$1,833	$(208)	$2,042
Net loss attributable to noncontrolling interest	–	–	–	–	–	(206)	(206)
Net income attributable to Home Brew Mart, Inc.	–	–	–	–	2,452	–	2,452

Balance at December 31, 2013	2,219	135	4,247	282	4,285	(414)	4,288
Net loss attributable to noncontrolling interest	–	–	–	–	–	(214)	(214)
Net income attributable to Home Brew Mart, Inc.	–	–	–	–	4,537	–	4,537

Balance at December 31, 2014	2,219	135	4,247	282	8,822	(628)	8,611
Stock-based compensation	–	–	–	118	–	–	118
Net loss attributable to noncontrolling interest	–	–	–	–	–	(19)	(19)
Net income attributable to Home Brew Mart, Inc.	–	–	–	–	9,207	–	9,207

Balance at June 30, 2015	2,219	$135	4,247	$400	$18,029	$(647)	$17,917

See accompanying notes.

HOME BREW MART, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,		Six Months Ended June 30,
	2013	2014	2014	2015
			(unaudited)
Cash flows from operating activities
Net income	$2,246	$4,323	$2,044	$9,188
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,215	2,318	854	2,183
Deferred income taxes	87	2,290	–	(1,662)
Stock-based compensation	–	–	–	118
Change in fair value of derivative financial instruments	–	272	96	–
Loss on disposal of property and equipment	58	15	–	–
Deferred rent	151	2,505	1,022	289
Changes in operating assets and liabilities:
Accounts receivable, net	(984)	(2,116)	(597)	(2,923)
Inventories	(1,036)	(2,531)	(666)	(3,697)
Prepaid expenses and other assets	(348)	(2,641)	(404)	1,520
Accounts payable	720	3,027	515	630
Accrued expenses	1,011	(636)	(966)	2,579

Net cash provided by operating activities	3,120	6,826	1,898	8,225

Cash flows from investing activities
Purchases of property and equipment	(6,552)	(18,150)	(8,662)	(7,345)

Net cash used in investing activities	(6,552)	(18,150)	(8,662)	(7,345)

Cash flows from financing activities
Proceeds from issuance of notes payable	9,137	11,841	5,750	3,945
Principal payments on notes payable	(5,437)	(242)	–	(950)
Borrowings under lines of credit	442	28,081	11,419	5,371
Repayments under lines of credit and other	(594)	(28,023)	(10,141)	(3,757)
Proceeds from related party	–	1,600	1,600	–
Payments to related parties	(1,000)	(1,999)	(1,850)	–

Net cash provided by financing activities	2,548	11,258	6,778	4,609

Net increase (decrease) in cash and cash equivalents	(884)	(66)	14	5,489
Cash and cash equivalents, beginning of period	975	91	91	25

Cash and cash equivalents, end of period	$91	$25	$105	$5,514

Supplemental disclosure of cash flow information
Interest paid	$522	$723	$316	$430

Income taxes paid, net of refunds	$613	$3,694	$2,449	$2,993

Supplemental disclosure of non-cash investing and financing activity
Purchases of property and equipment included in accounts payable and accrued expenses, net	$165	$609	$156	$(731)

See accompanying notes.

HOME BREW MART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of June 30, 2014 and for the six months ended June 30, 2014 is unaudited)

1. Organization and Summary of Significant Accounting Policies

Organization

Home Brew Mart, Inc. dba Ballast Point Brewing Company (Ballast Point) is a craft brewery based in San Diego. Ballast Point produces its beer and sells it to distributors, which in turn sell to on-premise locations such as bars, restaurants and sports venues, and off-premise locations such as grocery and specialty stores, as well as through self-distribution. Ballast Point also operates four tasting rooms that sell a range of food and beverage offerings and other retail merchandise.

Principles of Consolidation

The consolidated financial statements include the accounts of Ballast Point and those of Ballast Point Spirits, LLC (Spirits) (collectively, the Company). The primary purpose of Spirits is to produce and sell various distilled spirits. Spirits operates from one of Ballast Point’s facilities and receives financing from Ballast Point. Spirits is a variable interest entity in which Ballast Point is the primary beneficiary pursuant to authoritative guidance on the consolidation of variable interest entities, which requires recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The equity of the variable interest entity is classified as noncontrolling interest in the consolidated financial statements (see Note 9). All significant intercompany balances are eliminated in consolidation.

Use of Estimates

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of the Company’s consolidated financial statements requires it to make estimates and assumptions that impact the reported amounts of assets, liabilities, net revenues and expenses and the disclosure of contingent assets and liabilities in the Company’s consolidated financial statements and accompanying notes. The most significant estimates in the Company’s consolidated financial statements relate to inventory valuation, stock-based compensation, interest rate swap valuation and income taxes. These estimates and assumptions are based on current facts, historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue and expenses that are not readily apparent from other sources. Actual results may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, the Company’s future results of operations will be affected.

Unaudited Interim Financial Information

The accompanying interim consolidated statement of income and consolidated statement of cash flows for the six months ended June 30, 2014 and the related consolidated footnote disclosures are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with GAAP. In management’s opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the Company’s consolidated statement of income and its consolidated statement of cash flows for the six months ended June 30, 2014.

HOME BREW MART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information as of June 30, 2014 and for the six months ended June 30, 2014 is unaudited)

Unaudited Pro Forma Information

Upon completion of the Company’s initial public offering, all outstanding shares of preferred stock will convert into 2,219,387 shares of common stock. This conversion will not result in a change to permanent equity and does not result in a material reduction to earnings per share since the common and preferred stock would share equally in any assumed distributions of earnings for the year ended December 31, 2014 and the six months ended June 30, 2015. As such, the Company has not presented a pro forma balance sheet as of June 30, 2015 or pro forma earnings per share information for the year ended December 31, 2014 or the six months ended June 30, 2015.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Accounts Receivable

Accounts receivable primarily consist of trade receivables. The Company performs ongoing credit evaluations of its customers, generally requires no collateral, and records an allowance for doubtful accounts that is based on historical trends, customer knowledge, any known disputes, and the aging of the accounts receivable balances combined with management’s estimate of future potential recoverability. Receivables are written off against the allowance after all attempts to collect a receivable have failed. From inception to June 30, 2015, the Company had no significant allowances for doubtful accounts and no significant balances had been written off.

Inventories

Inventories consist of raw materials, work in process and finished goods. Raw materials, which principally consist of hops, malt, barley, other brewing ingredients and packaging materials, are stated at the lower of cost (first-in, first-out) or market. The cost elements of work in process and finished goods inventory consist of raw materials, direct labor and manufacturing overhead. Work in process is beer and spirits held in tanks prior to packaging. Finished goods includes retail merchandise and packaged beer and spirits. The provisions for excess or expired inventory are based on management’s estimates of forecasted usage of inventories on hand and under contract. A significant change in the timing or level of demand for certain products as compared to forecasted amounts may result in recording provisions for excess or expired inventory in the future. The Company’s accounting policy for inventory purchase commitments is to recognize a loss by establishing a reserve to the extent inventory levels and commitments exceed management’s expected future usage. Provisions for excess and expired inventory are included in cost of net revenue and have been insignificant through June 30, 2015.

Concentrations of Risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and accounts receivable (see Note 9). The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

HOME BREW MART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information as of June 30, 2014 and for the six months ended June 30, 2014 is unaudited)

Kegs and Refundable Deposits

The Company distributes its draft beer in kegs and packaged beer primarily in glass bottles and cans. Upon shipment of beer to wholesalers, the Company collects a refundable deposit on the kegs which is included in accrued expenses in the accompanying consolidated balance sheets. The Company has experienced some loss of kegs and anticipates that some loss will occur in future periods. The Company believes that the loss of kegs, after considering the forfeiture of related deposits, has not been significant to the consolidated financial statements. The Company uses internal records, records maintained by wholesalers, records maintained by other third-party vendors, and historical information to estimate the physical count of kegs held by wholesalers. These estimates affect the amount recorded as property and equipment and current liabilities as of the date of the consolidated financial statements. The actual liability for refundable deposits could differ from these estimates.

Property and Equipment

Property and equipment are stated at cost and depreciated on a straight-line basis over the estimated useful life of the related assets. Leasehold improvements are stated at cost and amortized on a straight-line basis over the lesser of the remaining term of the related lease or the estimated useful life of the leasehold improvements. Costs incurred to build or refurbish property and equipment are capitalized as construction in progress until such project is complete, at which time the related assets are placed in service and depreciated. Repairs and maintenance costs are charged to expense as incurred and expenditures that materially extend the useful lives of assets are capitalized.

Impairment of Long-Lived Assets

Long-lived assets consist primarily of property and equipment. The Company regularly reviews the carrying amount of its long-lived assets, as well as their useful lives, to determine whether indicators of impairment may exist which warrant adjustments to carrying values or estimated useful lives. An impairment loss would be recognized when the sum of the expected future undiscounted net cash flows is less than the carrying amount of the asset. Should impairment exist, the impairment loss would be measured based on the excess of the carrying amount of the asset over the asset’s fair value. The Company has not recognized any impairment losses through June 30, 2015.

Derivative Instruments

The Company uses derivative financial instruments to manage interest rate risk relating to the Company’s variable interest rate term loans. The Company does not use these instruments for speculative or trading purposes. The Company’s objective is to reduce the risk to earnings and cash flows associated with changes in interest rates. Derivative instruments are recognized as either assets or liabilities in the accompanying consolidated financial statements and are measured at fair value. Gains and losses resulting from changes in the fair values of those derivative instruments are recorded to earnings or other comprehensive income depending on the use of the derivative instrument and whether it qualifies for hedge accounting.

Revenue Recognition

Net revenue includes product revenue, less excise taxes. The Company recognizes revenue on product sales to distributors or through self-distribution at the time when the product is shipped and

HOME BREW MART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information as of June 30, 2014 and for the six months ended June 30, 2014 is unaudited)

the following conditions exist: persuasive evidence of an arrangement exists, title has passed to the customer according to the shipping terms, the price is fixed and determinable, and collection of the revenue proceeds is reasonably assured. If the conditions for revenue recognition are not met, the Company defers the revenue until all conditions are met. Revenue from sales of beer, wine, food and merchandise at the Company’s tasting rooms is recognized on the date of sale.

Excise Taxes

The Company is responsible for compliance with the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Treasury Department (the TTB) regulations which includes making timely and accurate excise tax payments. The Company is subject to periodic compliance audits by the TTB. Excise taxes due to federal agencies are not collected from customers, but rather are the Company’s responsibility. Individual states also impose excise taxes on alcohol beverages in varying amounts.

Shipping and Handling Costs

Shipping and handling costs associated with inbound freight are recorded in cost of net revenue, while costs associated with outbound freight are recorded in selling, general and administrative expenses and totaled $0.8 million, $1.8 million, $0.7 million and $2.1 million, respectively, for the years ended December 31, 2013 and 2014 and the six months ended June 30, 2014 and 2015.

Advertising and Promotion Costs

Advertising and promotion costs are expensed as incurred. For the years ended December 31, 2013 and 2014 and the six months ended June 30, 2014 and 2015, the Company recognized advertising and promotion costs totaling $0.9 million, $0.7 million, $0.3 million and $0.4 million, respectively, which are reflected as selling, general and administrative expenses in the consolidated statements of income.

Stock-Based Compensation

Stock-based compensation expense represents the cost of the grant date fair value of employee stock awards recognized over the requisite service period of the awards (usually the vesting period) on a straight-line basis, net of estimated forfeitures. For awards with performance-based vesting conditions, the expense is recorded over the service period after the achievement of the performance condition is probable. The Company accounts for awards to non-employees using the fair value approach. These awards are subject to periodic revaluation over their vesting terms.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized as income in the period that includes the enactment date.

HOME BREW MART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information as of June 30, 2014 and for the six months ended June 30, 2014 is unaudited)

The Company recognizes net deferred tax assets to the extent that the Company believes these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies and results of recent operations. If management determines that the Company would be able to realize its deferred tax assets in the future in excess of their net recorded amount, management would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions on the basis of a two-step process whereby (1) management determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, management recognizes the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority. The Company recognizes interest and penalties related to unrecognized tax benefits within income tax expense. Any accrued interest and penalties are included within the related tax liability.

Net Income Per Share

The Company follows the authoritative guidance which establishes standards regarding the computation of earnings per share (EPS) by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of a company. The guidance requires earnings to be hypothetically allocated between the common, preferred, and other participating shareholders based on their respective rights to receive non-forfeitable dividends, whether or not declared. In addition to preferred stock, participating securities include restricted common stock subject to repurchase which is entitled to receive dividends on the same basis as outstanding common stock (see Note 7). For the years ended December 31, 2013 and 2014 and the six months ended June 30, 2014 and 2015, weighted average restricted common stock subject to repurchase totaled 22,932 shares, 77,932 shares, 75,829 shares and 80,000 shares, respectively. Basic net income per share is then calculated by dividing income allocable to common shareholders (after the reduction for any preferred stock and other participating securities’ dividends assuming current income for the period had been distributed) by the weighted average number of shares of common stock outstanding during the period. The guidance does not require the presentation of basic and diluted net income per share for securities other than common stock; therefore, the following net income per share amounts only pertain to the Company’s common stock. The Company calculates diluted net income per share using the more dilutive of the 1) treasury stock method, if-converted method, or contingently issuable share method, as applicable, or 2) the two-class method.

HOME BREW MART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information as of June 30, 2014 and for the six months ended June 30, 2014 is unaudited)

The following table summarizes the net income per share (in thousands, except per share data):

	Years Ended December 31,		Six Months Ended June 30,
	2013	2014	2014	2015
Numerator
Net income attributable to Home Brew Mart, Inc.	$2,452	$4,537	$2,097	$9,207
Net income allocable to participating securities	(847)	(1,593)	(736)	(3,234)

Net income attributable to common shareholders	$1,605	$2,944	$1,361	$5,973

Denominator
Weighted average shares outstanding, basic	4,247	4,247	4,247	4,247
Weighted average effect of potentially dilutive securities:
Restricted common shares subject to repurchase	9	39	33	44

Weighted average shares outstanding, diluted	4,256	4,286	4,280	4,291

Net income per share attributable to common shareholders:
Basic	$0.38	$0.69	$0.32	$1.41

Diluted	$0.38	$0.69	$0.32	$1.39

Historical outstanding potentially dilutive securities not included in the calculation of diluted net income per share because to do so would either be anti-dilutive or would be excluded as a result of application of the contingently issuable share method are as follows (in thousands):

	December 31,		June 30,
	2013	2014	2014	2015
Preferred stock outstanding (as converted)	2,219	2,219	2,219	2,219
Restricted stock units	—	1,010	—	1,452

	2,219	3,229	2,219	3,671

Comprehensive Income

Comprehensive income is defined as a change in equity during a period from transactions and other events and circumstances from non-owner sources. There have been no items qualifying as other comprehensive income and, therefore, for all periods presented, the Company’s comprehensive income was the same as its reported net income.

HOME BREW MART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information as of June 30, 2014 and for the six months ended June 30, 2014 is unaudited)

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products are transferred to customers. ASU 2014-09 will be effective for the Company beginning in its first quarter of 2017. Early adoption is not permitted. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. On July 9, 2015, the FASB approved the deferral of the effective date of ASU 2014-09 by one year. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

2. Balance Sheet Details

Inventories consist of the following (in thousands):

	December 31,		June 30, 2015
	2013	2014
Raw materials	$1,159	$1,984	$4,658
Work in process	781	1,347	1,922
Finished goods	676	1,816	2,264

	$2,616	$5,147	$8,844

Property and equipment consists of the following (in thousands):

	Useful Life	December 31,		June 30, 2015
	(Years)	2013	2014
Machinery and equipment	5-7	$6,750	$18,076	$22,052
Leasehold improvements	*	2,706	12,368	13,622
Furniture, fixtures and office equipment	3-7	725	1,292	1,700
Construction in progress	–	4,301	1,481	2,457

		14,482	33,217	39,831
Less accumulated depreciation and amortization		(3,038)	(5,347)	(7,530)

		$11,444	$27,870	$32,301

* Leasehold improvements are amortized over the lesser of the remaining term of the related lease or the estimated useful life of the leasehold improvements.

Depreciation and amortization expense for the years ended December 31, 2013 and 2014 and the six months ended June 30, 2014 and 2015 was $1.2 million, $2.3 million, $0.9 million and $2.2 million, respectively.

HOME BREW MART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information as of June 30, 2014 and for the six months ended June 30, 2014 is unaudited)

The Company capitalized interest costs for the years ended December 31, 2013 and 2014 and the six months ended June 30, 2014 and 2015 in the amount of $0.1 million, $0.3 million, $0.2 million and $0.1 million, respectively, related to construction in progress.

Accrued expenses consist of the following (in thousands):

	December 31,		June 30,
	2013	2014	2015
Accrued compensation	$417	$531	$729
Accrued sales, property and excise taxes	122	353	464
Accrued income taxes	851	–	1,180
Interest rate swaps	–	272	272
Other accrued expenses	655	806	1,485

	$2,045	$1,962	$4,130

3. Fair Value Measurements

The carrying amounts of accounts receivable, prepaid and other assets, accounts payable and accrued expenses are considered to be representative of their respective fair values because of the short-term nature of those instruments. Based on the borrowing rates currently available to the Company for loans with similar terms, the Company believes that the fair value of its commercial bank debt approximates their carrying values. Interest rate swaps are recorded at fair value.

The accounting guidance defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1:	Observable inputs such as quoted prices in active markets.

Level 2:	Inputs, other than the quoted prices in active markets that are observable either directly or indirectly.

Level 3:	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The Company has no financial assets measured at fair value on a recurring basis. Financial liabilities measured at fair value on a recurring basis consists of the Company’s interest rate swaps. None of the Company’s non-financial assets and liabilities are recorded at fair value on a non-recurring basis. No transfers between levels have occurred during the periods presented.

HOME BREW MART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information as of June 30, 2014 and for the six months ended June 30, 2014 is unaudited)

Liabilities measured at fair value on a recurring basis are as follows (in thousands):

		Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

As of June 30, 2015:
Liabilities:
Interest rate swaps	$272	$-	$272	$-

As of December 31, 2014:
Liabilities:
Interest rate swaps	$272	$-	$272	$-

As of December 31, 2013, the fair value of the interest rate swaps was not material.

The fair value of the Company’s interest rate swaps are determined based on discounted cash flow analyses that incorporate interest rate yield curves. Level 2 inputs, or market observable inputs, such as yield and credit curves, are used within the standard pricing models in order to determine fair value. The fair value is an estimate of the amount that the Company would pay or receive as of a measurement date if the agreements were transferred to a third party or canceled, and are included in accrued expenses in the accompanying consolidated balance sheets. Changes in the fair value of the interest rate swaps are recorded as interest expense in the accompanying statements of income.

4. Long-Term Debt

	December 31,		June 30,
	2013	2014	2015
Term notes, due September 1, 2020	$7,159	$18,758	$21,753
Lines of credit, due September 1, 2020	-	386	2,000
Notes payable to related party	399	-	-

	7,558	19,144	23,753
Less current portion of long-term debt	(578)	(1,900)	(2,135)

	$6,980	$17,244	$21,618

Credit Agreement

In August 2013, the Company entered into a credit agreement with Comerica bank which consists of term loans and a revolving line of credit. In connection with the Company’s entry into the credit agreement in August 2013, the Company obtained a term loan (Term Loan A) for $7.2 million (with maximum borrowings of $14.0 million) to refinance the outstanding loans with Wells Fargo Bank and JP Morgan Chase Bank for brewery equipment. Term Loan A is payable in monthly installments starting on January 1, 2015 and bears interest at a variable rate based on the one-month London Inter-Bank Offered Rate (LIBOR) plus a margin of 1.75% to 3.25% (total of 2.68% at June 30, 2015). In

HOME BREW MART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information as of June 30, 2014 and for the six months ended June 30, 2014 is unaudited)

September 2014, the Company amended this agreement to increase maximum borrowings to $19.0 million to fund its brewery expansion. As of December 31, 2013 and 2014 and June 30, 2015, the amount outstanding under Term Loan A was $7.2 million, $18.8 million and $17.8 million, respectively. As of June 30, 2015, there were no available borrowings under Term Loan A. In conjunction with this agreement, the Company entered into various interest rate swap agreements, which are designed to limit the Company’s exposure to variable interest risk (see Note 5).

In February 2015, the Company entered into a second term loan (Term Loan B) with Comerica Bank with maximum borrowings of $7.0 million to fund its brewery expansion. Term Loan B bears the same interest rate and due date as Term Loan A. In June 2015, the Company amended this agreement to increase maximum borrowings to $15.0 million to fund a new expansion project. Term Loan B is payable in equal monthly installments starting on February 1, 2016. As of June 30, 2015, there was $3.9 million outstanding under Term Loan B and $11.1 million of available borrowings.

In August 2013, the Company obtained a revolving line of credit (LOC A) under the credit agreement, with a maximum limit of $2.0 million and an original expiration date of September 15, 2015. Borrowings bear interest at a variable rate of the prime rate plus 0% percent to 1.00% (total of 3.25% at June 30, 2015). The Company must maintain certain covenants per the terms of the agreement. There were no borrowings outstanding under this agreement at December 31, 2013. In September 2014, the Company amended the line of credit to increase maximum limit to $4.0 million and extend expiration date to September 1, 2016. As of December 31, 2014, there were borrowings outstanding and available borrowings under this agreement of $0.4 million and $3.6 million, respectively. In June 2015, the Company amended the line of credit to increase the maximum limit to $10.0 million and extend the expiration date to September 1, 2020. As of June 30, 2015, there were no borrowings outstanding under this agreement and available borrowings of $8.0 million, after deducting the $2.0 million outstanding on the line of credit described below.

In January 2015, the Company obtained a second revolving line of credit with Comerica Bank (LOC B), with a maximum limit of $2.0 million that expires on September 1, 2016. LOC B bears the same interest rate as LOC A. As of June 30, 2015, there were borrowings outstanding of $2.0 million and no available borrowings. In June 2015, the Company cancelled LOC B effective June 30, 2015. The outstanding borrowings of $2.0 million as of June 30, 2015 were transferred to LOC A on July 1, 2015 and subsequently repaid with cash on hand.

Borrowings under the credit agreement are secured by substantially all assets of Ballast Point and are guaranteed by Spirits. The credit agreement contains customary affirmative covenants, the requirement to provide certain financial and operating information, and customary negative covenants limiting the Company’s ability to, among other things, dispose of assets, undergo a change in control, merge or consolidate, make acquisitions, incur debt, incur liens, repurchase stock and make investments, in each case subject to certain exceptions. The Company must also comply with certain financial covenants, including a minimum current ratio, a fixed charge ratio and a senior leverage ratio. In addition, the credit agreement restricts the Company’s and Spirits’ ability to make distributions, including cash dividends, other than (i) dividends paid by Spirits to the Company and (ii) distributions that do not exceed, in the aggregate on a trailing 12-month basis, 20% of the Company’s net income for such period provided that the Company is not then in default under the credit agreement and that the payment of such distributions does not cause the Company to violate any financial covenant contained in the credit agreement. The credit agreement also restricts the Company’s subsidiaries from making any loans or advances to the Company, other than for sales on open account and otherwise in the ordinary course of business.

HOME BREW MART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information as of June 30, 2014 and for the six months ended June 30, 2014 is unaudited)

The credit agreement also contains customary events of default including, among others, payment defaults, breaches of covenants defaults, material adverse change defaults, bankruptcy and insolvency event defaults, judgment defaults, and breaches of representations and warranties defaults. Upon an event of default, Comerica Bank may declare all or a portion of the outstanding obligations payable to be immediately due and payable and exercise other rights and remedies provided for under the credit agreement and any related guaranty, including a requirement that any guarantor pay all of the outstanding obligations under its guaranty and a right by Comerica Bank to exercise remedies under any security agreement related to such guaranty. During the existence of an event of default, interest on the obligations could be increased by 3%. The amounts outstanding under the credit facility may be prepaid prior to their respective maturity dates without significant penalty or premium.

The debt arrangements above require the following annual payments as of June 30, 2015 (in thousands):

	Term Loan A	Term Loan B	Lines of Credit
2015 (for the six months ending December 31, 2015)	$950	$-	$-
2016	1,900	517	-
2017	1,900	563	-
2018	1,900	563	-
2019	1,900	563	-
2020	9,258	1,739	2,000

	$17,808	$3,945	$2,000

Notes Payable and Loans to Related Parties

In December 2011, the Company executed two loans from its majority shareholder in an aggregate amount of $0.5 million, which bear interest at 6.00% per annum and subordinated by bank debt. Repayments were made during the first quarter of 2012, resulting in a remaining balance of $0.4 million as of December 31, 2013. Accrued interest of $48,000 is included in accrued expenses as of December 31, 2013. The loans and related accrued interest were fully repaid in 2014.

In September 2012, the Company executed a loan with an officer in the amount of $1.0 million, bearing interest at 6.00% per annum and subordinated by bank debt. The loan and related accrued interest was repaid in 2013.

In September 2013, an officer purchased 300,000 shares of common stock from a significant shareholder at $2.75 per share. The purchase price approximated fair value at the date of the transaction.

In April 2014, the Company loaned its majority shareholder $1.6 million that was repaid in May 2014.

5. Interest Rate Swap Agreements

During the year ended December 31, 2013, the Company entered into an interest rate swap agreement (Swap A) simultaneously with its term loan with Comerica Bank to limit its exposure to the

HOME BREW MART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information as of June 30, 2014 and for the six months ended June 30, 2014 is unaudited)

interest rate risk associated with its variable-rate debt. The terms of Swap A correspond to the terms of the debt agreement. The total notional amount outstanding under the agreement was $7.0 million, $6.8 million and $6.5 million at December 31, 2013 and 2014 and June 30, 2015, respectively.

In October 2014, the Company entered into two new interest rate swap agreements (Swap B) to limit its exposure to the interest rate risk associated with its variable-rate debt. The terms of Swap B correspond to the terms of the debt agreement. The total notional amounts outstanding under the agreements was $7.9 million and $7.5 million at December 31, 2014 and June 30, 2015, respectively. In addition to the interest rate swap agreements, in November 2014, the Company entered into a 90-day LIBOR lock agreement to limit its exposure to the interest rate risk associated with $3.5 million of its variable-rate Term A debt.

The agreements above were not designated as hedging instruments and were not required to be tested for effectiveness as hedge accounting was not elected. Gains and losses on the contracts are included in other income (expense), net. The Company recognized other expense of $0.3 million and $0.1 million for the year ended December 31, 2014 and the six months ended June 30, 2014, respectively, related to the change in the fair value of the interest rate swaps. As of December 31, 2013, the fair value of the interest rate swaps was not significant and for the six months ended June 30, 2015, the change in the fair value of the interest rate swaps was not significant.

6. Commitments and Contingencies

Operating Leases

The Company leases office equipment and various restaurant, tasting room, office, warehouse and brewery facilities under noncancelable operating lease agreements that expire on various dates through 2029. Some of these lease agreements require the Company to pay taxes, maintenance, insurance and other occupancy expenses, and contain escalation clauses and renewal options. In cases where the lessor grants leasehold improvement allowances, rent expense is reduced by the allowances paid as those are recognized as deferred rent that is amortized over the lease term. During the year ended December 31, 2013 and 2014 and the six months ended June 30, 2014 and 2015, the Company received leasehold improvement allowances and capitalized $0.1 million, $1.7 million, $0.6 million and $48,000, respectively, from lessor paid leasehold improvements.

Rent expense for operating leases is recognized on a straight-line basis. Rent expense of $0.8 million, $1.9 million, $0.9 million and $1.2 million was recognized for all operating leases during the years ended December 31, 2013 and 2014 and the six months ended June 30, 2014 and 2015, respectively.

The following is a schedule of future minimum rental payments required under the operating lease agreements as of June 30, 2015 (in thousands):

2015 (for the six months ending December 31, 2015)	$804
2016	1,725
2017	1,761
2018	1,749
2019	1,648
Thereafter	14,330

$22,017

HOME BREW MART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information as of June 30, 2014 and for the six months ended June 30, 2014 is unaudited)

Purchase Agreements

The Company is party to various purchase agreements with its suppliers of hop and malt products under agreements expiring at various dates through 2022. The purchase agreements require the following minimum purchases as of June 30, 2015 (in thousands):

2015 (for the six months ending December 31, 2015)	$9,844
2016	31,145
2017	21,355
2018	27,086
2019	19,818
Thereafter	45,984

$155,232

Contingencies

From time to time, the Company is subject to various claims and suits arising in the ordinary course of business. The Company does not expect that the resolution of these matters will have a material adverse effect on its consolidated financial position or results of operations.

7. Shareholders’ Equity

Preferred Stock

The authorized, issued and outstanding shares of convertible preferred stock by series are as follows as of December 31, 2013 and 2014 and June 30, 2015 (in thousands, except per share amounts):

	Shares Authorized	Shares Outstanding	Liquidation Preference Per Share	Liquidation Preference	Carrying Value
Series A	2,500	1,996	$0.0588	$117	$108
Series B	1,000	223	0.1200	27	27
Undesignated	6,500	-	-	-	-

	10,000	2,219		$144	$135

Conversion

At the option of the holder, each share of preferred stock is convertible into shares of common stock on a 1-for-1 basis, subject to adjustment. The preferred stock will automatically convert into shares of common stock upon the closing of an underwritten public offering of common stock in which

HOME BREW MART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information as of June 30, 2014 and for the six months ended June 30, 2014 is unaudited)

the per share price is at least $10.00, and the Company receives at least $300,000 in gross proceeds. The holders of preferred stock have antidilution protection for certain dilutive issuances below $0.0588 per share. Through June 30, 2015, no antidilution adjustments have occurred.

Liquidation

In the event of a liquidation of the Company, holders of Series A and Series B convertible preferred stock are entitled to a liquidation preference of $0.0588 and $0.12 per share, respectively, prior to and in preference to any distribution of the assets of the corporation to common shareholders. The remaining assets of the Company are to be distributed to the preferred and common shareholders, pro rata based on the number of shares of stock held on an if-converted to common stock basis by each shareholder.

Dividends

The holders of Series A and Series B convertible preferred stock are entitled to receive annual noncumulative dividends of $0.00618 per share when and if declared by the Board of Directors prior and in preference to the holders of common stock. After satisfaction of the annual noncumulative preferred stock dividends, the common shareholders would be entitled to receive an amount equal to the dividends paid to the preferred shareholders when and if declared by the Board of Directors. After satisfaction of the annual noncumulative dividends noted above, the preferred and common shareholders would participate in any dividends on an if-converted to common stock basis. As of June 30, 2015, no dividends have been declared.

Voting

The preferred shareholders have voting rights equal to the shares of common stock that the preferred shareholders would own upon conversion.

2014 Stock Incentive Plan

In September 2014, the Company’s Board of Directors and shareholders approved the 2014 Stock Incentive Plan (the 2014 Plan), under which the Company may grant stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units (RSUs) and other stock-based awards to employees, directors and consultants of the Company. As of December 31, 2014 and June 30, 2015, a total of 1.5 million shares of the Company’s common stock were reserved for issuance under the 2014 Plan.

RSUs represent a right to receive shares of common stock at a future date determined in accordance with the participant’s award agreement. An exercise price and monetary payment are not required for receipt of RSUs or the shares issued in settlement of the award. Instead, consideration is furnished in the form of the participant’s services to the Company. In October 2014, the Company granted 1,010,000 RSUs that were originally scheduled to vest only upon a change in control of the Company. In May 2015 and June 2015, the Company granted an aggregate of 442,000 RSUs, and amended each of the October 2014 RSUs to vest as follows: (1) in the event of the initial public offering of the Company’s common stock, to the extent the Board of Directors determines that the holder is allowed to sell shares of the Company’s common stock subject to the award in the offering, such number of RSUs will vest immediately prior to such offering, and any remaining RSUs will vest in two

HOME BREW MART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information as of June 30, 2014 and for the six months ended June 30, 2014 is unaudited)

equal installments on each of the first and second anniversaries of such offering, or (2) if earlier, upon a change in control of the Company. For these awards with performance-based milestones, the expense is recorded over the remaining service period after the point when the performance condition has been achieved. As such, no stock-based compensation has been recognized for the RSUs noted above. The weighted average grant date fair value per share, or modification date fair value per share in the case of the October 2014 RSUs modified in May 2015, was $44.12. As of June 30, 2015, the unrecognized stock-based compensation for these awards was $64.1 million.

RSU activity under the 2014 Plan is summarized as follows (in thousands):

Number of Units
Outstanding at December 31, 2013	-
Granted	1,010

Outstanding at December 31, 2014	1,010
Granted	442

Outstanding at June 30, 2015	1,452

Restricted Stock Awards

In 2012, 2013 and 2014, the Company granted 20,000 shares, 5,000 shares and 55,000 shares, respectively, of its common stock to employees. These shares are subject to the Company’s right to repurchase upon termination of employment for any reason at repurchase prices per share ranging from $0.30 to $2.75. The restricted shares will be released from the Company’s repurchase option and fully vested ten years from the date each individual first received a restricted stock award, subject to earlier release and vesting upon the occurrence of a change in control of the Company. The grant date fair value of the restricted stock awards is determined based on the fair value of the underlying common stock and is being recognized as expense over the period from grant to the release of the Company’s repurchase right on a straight-line basis. The weighted average grant date fair value per share for restricted stock awards granted for the years ended December 31, 2013 and 2014 and the six months ended June 30, 2014 was $2.30, $4.67 and $4.67, respectively. No restricted stock awards vested during the years ended December 31, 2013 and 2014 and the six months ended June 30, 2015 and no restricted stock awards were granted for the six months ended June 30, 2014 and 2015. The aggregate intrinsic value of unvested restricted stock awards outstanding at June 30, 2015 was $3.5 million and the total unrecognized stock-based compensation of restricted stock awards was $0.2 million, which is expected to be recognized over a weighted average period of approximately 8.0 years. For the six months ended June 30, 2015, the Company recognized $0.1 million of stock-based compensation in selling, general and administrative expense for these awards. No expense was recognized for the years ended December 31, 2013 and 2014 as the amounts were not significant.

HOME BREW MART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information as of June 30, 2014 and for the six months ended June 30, 2014 is unaudited)

Common Stock Reserved for Future Issuance

Common stock reserved for future issuance is as follows (in thousands):

June 30, 2015
Conversion of convertible preferred stock	2,219
Restricted stock units outstanding	1,452
Awards available under the 2014 Plan	48

3,719

8. Income Taxes

Significant components of the provision for income taxes are as follows (in thousands):

	Years Ended December 31,		Six Months Ended June 30, 2015
	2013	2014
Current:
Federal	$1,035	$5	$5,714
State	357	706	695

Total current	1,392	711	6,409

Deferred:
Federal	144	2,272	(1,456)
State	8	(108)	(205)

Total deferred	152	2,164	(1,661)

Total income tax provision	$1,544	$2,875	$4,748

The Company’s reconciliations to statutory rates are as follows (in thousands):

	Years Ended December 31,		Six Months Ended June 30, 2015
	2013	2014
Statutory tax rate	34.0%	34.0%	35.0%
State income taxes, net of federal benefit	6.4	4.8	5.0
Income from non-controlling interest	1.8	1.0	-
Domestic production activities deduction	(2.7)	-	(3.2)
Other, net	1.2	0.1	(2.7)

	40.7%	39.9%	34.1%

HOME BREW MART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information as of June 30, 2014 and for the six months ended June 30, 2014 is unaudited)

Significant components of the Company’s deferred tax assets and liabilities are as follows (in thousands):

	December 31,		June 30, 2015
	2013	2014
Deferred tax assets:
Reserves and allowances	$159	$1,144	$1,298
State taxes	121	259	324
Tax credits	-	-	193
Other	15	340	400

	295	1,743	2,215

Deferred tax liabilities:
Depreciation and amortization	(1,196)	(4,934)	(3,744)

	$(901)	$(3,191)	$(1,529)

The Company has California Enterprise Zone tax credit carry forwards of approximately $0.3 million which will begin expiring in 2023 unless utilized.

The Company files income tax returns in the U.S. federal jurisdiction and in various states. The Company’s federal income tax returns for the years 2011 and beyond remain subject to examination by the Internal Revenue Service. The Company’s state income tax returns for the years 2010 and beyond remain subject to examination by the state tax authorities.

The Company did not have any unrecognized tax benefits as of December 31, 2013 and 2014 and June 30, 2015 and does not expect this to change significantly over the next 12 months. In accordance with GAAP, the Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of December 31, 2013 and 2014 and June 30, 2015, the Company has not accrued any interest or penalties related to uncertain tax positions.

9. Segment Reporting, Concentrations and Affiliate

Segments

Operating segments are identified as components of an enterprise for which separate financial information is available for evaluation by the chief operating decision maker (CODM) in making decisions regarding resource allocation and assessing performance. The Company has identified multiple operating segments which are organized around differences in products and are managed separately. The Company identified brewing operations, which includes the brewing of the Company’s beer products and the sale of those products to distributors and through self-distribution, as an operating segment. Other operating segments include the Company’s tasting rooms, where the Company sells its beer and complementary food offerings directly to customers alongside a range of other retail merchandise, and its affiliate that distills and sells spirits.

Once the operating segments have been identified, the Company is required to determine which operating segments individually or in aggregate require disclosure as reportable segments. As a result of the Company’s assessment, the Company concluded its brewing operations operating segment

HOME BREW MART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information as of June 30, 2014 and for the six months ended June 30, 2014 is unaudited)

meets the definition of a reportable segment. The Company’s remaining operating segments do not individually meet any of the 10% quantitative thresholds that require separate reportable segment disclosure and given the Company’s brewing operations operating segment has external net revenue that contributes at least 75% of total consolidated net revenue, the results for the other operating segments are included in “Other” in the tables below setting forth the Company’s net revenue, gross profit, gross margin, and net income.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The CODM evaluates performance based on net income of each operating segment. Cost of net revenue for brewing operations consists primarily of raw materials, direct labor, overhead, and shipping costs. Cost of net revenue for the remaining operating segments consist primarily of direct costs for labor, food, beverage and merchandise and excludes certain occupancy expenses, including rent, depreciation, and certain overhead expenses, which are reported in selling, general, and administrative expense. Inventory is transferred between operating segments at cost. The components of cost of net revenue are variable in nature, change with sales volume, are influenced by product mix and are subject to increases or decreases based on fluctuations in commodity costs.

In preparing this financial information, certain expenses were allocated between the segments based on management estimates, while others were based on specific factors such as headcount, square footage or other like measures. These factors can have a significant impact on the amount of net income for each segment. While the Company believes it has applied a reasonable methodology, assignment of other reasonable cost allocations to each segment could result in materially different segment net income.

The segments use many of the same assets. For internal reporting purposes, the Company does not allocate assets by segment and, therefore, no asset by segment information is provided to the CODM. Total interest expense is included in the brewing operations segment for all periods presented.

Net revenue, gross profit, gross margin and net income information is as follows (in thousands, except gross margin):

	Net Revenue	Gross Profit	Gross Margin	Net Income
Six Months Ended June 30, 2015
Brewing operations	$42,501	$23,021	54.2%	$8,409
Other	9,195	3,301	35.9%	779

Total	$51,696	$26,322	50.9%	$9,188

Six Months Ended June 30, 2014
Brewing operations	$15,972	$7,860	49.2%	$1,755
Other	4,104	1,632	39.8%	289

Total	$20,076	$9,492	47.3%	$2,044

HOME BREW MART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information as of June 30, 2014 and for the six months ended June 30, 2014 is unaudited)

	Net Revenue	Gross Profit	Gross Margin	Net Income
Year Ended December 31, 2014
Brewing operations	$39,176	$18,197	46.4%	$3,889
Other	9,701	3,449	35.6%	434

Total	$48,877	$21,646	44.3%	$4,323

Year Ended December 31, 2013
Brewing operations	$22,018	$10,275	46.7%	$2,285
Other	4,342	1,548	35.7%	(39)

Total	$26,360	$11,823	44.9%	$2,246

For the years ended December 31, 2013 and 2014 and the six months ended June 30, 2014 and 2015, depreciation expense allocated to brewing operations was $1.2 million, $2.0 million, $0.7 million and $1.9 million, respectively. For the years ended December 31, 2013 and 2014 and the six months ended June 30, 2014 and 2015, the provision for income taxes allocated to brewing operations was $1.3 million, $2.4 million, $1.1 million and $4.2 million, respectively.

For the years ended December 31, 2013 and 2014 and the six months ended June 30, 2014 and 2015, depreciation expense related to other operating segments was $0.1 million, $0.4 million, $0.2 million and $0.3 million, respectively. For the years ended December 31, 2013 and 2014 and the six months ended June 30, 2014 and 2015, the provision for income taxes allocated to other operating segments was $0.2 million, $0.5 million, $0.3 million and $0.5 million, respectively.

Concentrations

All of the Company’s net revenue is derived from customers in the United States and all of the Company’s long-lived tangible assets are located in the United States.

During the years ended December 31, 2013 and 2014 and the six months ended June 30, 2014 and 2015, revenues from Crest Beverage, a brewing operations distributor, totaled approximately 43%, 34%, 38% and 21%, respectively, of the Company’s revenue. At December 31, 2013 and 2014 and June 30, 2015, accounts receivable due from this customer totaled approximately 34%, 30% and 15%, respectively, of the Company’s accounts receivable.

Net revenue consists of sales of beer to distributors and through self-distribution by the Company’s brewing operations, sales of beer, wine, food and merchandise to retail customers at the Company’s tasting rooms and sales of spirits to distributors by Spirits. Net revenue from external customers for each of the Company’s products is as follows (in thousands):

	Years Ended December 31,		Six Months Ended June 30,
	2013	2014	2014	2015
Brewing operations:
Beer	$22,018	$39,176	$15,972	$42,501
Other:
Tasting room sales	3,712	8,326	3,489	8,126
Spirits	630	1,375	615	1,069

Net revenue	$26,360	$48,877	$20,076	$51,696

HOME BREW MART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information as of June 30, 2014 and for the six months ended June 30, 2014 is unaudited)

In addition, the Company’s top five vendors supplied 69% and 72% of the Company’s raw materials for the years ended December 31, 2013 and 2014, respectively, and 75% and 67% for the six months ended June 30, 2014 and 2015, respectively.

Affiliate

In July 2007, Spirits was formed to produce and sell various distilled spirits. Spirits is a variable interest entity owned one-third by each of Ballast Point, the Company’s founder, Jack White, Jr., and the Company’s Chief Operating Officer and Head Brewer, Yuseff Cherney, each being related parties and sharing one-third in any income or losses of Spirits. No significant capital contributions have been made to Spirits and, on an ongoing basis, Ballast Point provides services to Spirits by providing office space, information technology support, accounting services, logistics support, access to distribution channels and other operational and selling, general and administrative support. The historical net losses, working capital needs and acquisitions of capital equipment of Spirits have been primarily funded by loans from Ballast Point. As of December 31, 2013 and 2014 and June 30, 2015, Spirits had an accumulated deficit of $0.6 million, $0.9 million and $1.0 million, respectively. As of December 31, 2013 and 2014 and June 30, 2015, loans from Ballast Point to Spirits (and related accrued interest) totaled $1.4 million, $2.2 million and $2.5 million, respectively. None of the related parties individually has the power to control the activities of Spirits, by virtue of equal representation on the Spirits board of managers, which has the full authority to manage and control the business and affairs of Spirits through majority vote. Given the lack of control by any individual member, the Company assessed which related party was most closely associated with Spirits in order to determine the primary beneficiary of Spirits. The Company considered the similarity of operations, the ongoing provision of services and the fact that each of the other members of Spirits is also an employee of Ballast Point in its determination that Ballast Point is the related party that is most closely associated with Spirits and therefore is considered to be the primary beneficiary. As a result, Ballast Point has consolidated Spirits for financial reporting purposes.

The aggregate carrying amount and classification of Spirits’ assets and liabilities are as follows (in thousands):

	December 31,		June 30, 2015
	2013	2014
Cash and cash equivalents	$46	$71	$183
Accounts receivable	93	120	149
Inventory	518	1,081	1,055
Prepaid expenses and other current assets	8	–	17
Property and equipment	215	216	251
Other assets	–	16	18

Total assets of Spirits	$880	$1,504	$1,673

Accounts payable	$95	$182	$115
Accrued expenses	12	27	50
Amounts due to Home Brew Mart, Inc.	1,395	2,237	2,479

Total liabilities of Spirits	$1,502	$2,446	$2,644

HOME BREW MART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(Information as of June 30, 2014 and for the six months ended June 30, 2014 is unaudited)

The aggregate statements of income and statements of cash flows of Spirits are as follows (in thousands):

	Years Ended December 31,		Six Months Ended June 30,
	2013	2014	2014	2015
Net revenue	$630	$1,375	$615	$1,069
Gross profit	194	346	220	355
Selling, general and administrative expense	448	604	267	339
Interest expense – Home Brew Mart, Inc.	(55)	(63)	(32)	(45)

Net loss of Spirits	$(309)	$(321)	$(79)	$(29)

Cash provided by (used in):
Operating activities	$(590)	$(751)	$(290)	$(58)
Investing activities	(80)	(66)	(52)	(72)
Financing activities – Home Brew Mart, Inc.	677	842	363	242

Increase in cash and cash equivalents of Spirits	$7	$25	$21	$112

10. 401(k) Plan

The Company maintains a defined contribution 401(k) plan available to eligible employees. Employee contributions are voluntary and are determined on an individual basis, limited to the maximum amount allowable under federal tax regulations. The Company, at its discretion, may make certain matching contributions to the 401(k) plan. The Company began matching contributions in January 2015. For the six months ended June 30, 2015, the Company made fully vested matching contributions of $0.1 million.

11. Subsequent Events

The Company has completed an evaluation of all subsequent events through August 6, 2015 to ensure that this filing includes appropriate disclosure of events both recognized in the June 30, 2015 consolidated financial statements and events which occurred but were not recognized in the consolidated financial statements. Except as described below, the Company has concluded that no subsequent event has occurred that requires disclosure.

In July 2015, the Company entered into purchase agreements with its suppliers of hops and malts for a total amount of $36.3 million.

In August 2015, the Company entered into a purchase agreement with a hops supplier for a total amount of $7.6 million.

In August 2015, the Company extended an existing tasting room operating lease agreement through April 2021 which added noncancelable rental payments of $0.2 million, $0.3 million, $0.4 million, $0.4 million, $0.4 million and $0.1 million for the years ending December 31, 2016, 2017, 2018, 2019, 2020 and 2021, respectively.

CALIFORNIA SMALL BATCH
SINGLE MALT WHISKEY
FOUR YEARS
HANDCRAFTED AND BOTTLED IN SAN
CALIFORNIA BY BALLAST POINT
92 PROOF
BATCH

BALLAST POINT
DEDICATED TO THE CRAFT

DEDICATED TO THE CRAFT
BALLAST POINT
BREWING & SPIRITS

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discount, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the NASDAQ Global Select Market, or NASDAQ, listing fee.

Amount Paid or to Be Paid
SEC registration fee	$	*
FINRA filing fee		*
NASDAQ listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Transfer Agent’s fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*

Total expenses	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation provides that no director of the Registrant shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our amended and restated certificate of incorporation provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in our right) by reason of the fact that he or she is or was, or has agreed to become, a director or officer of the company, or is or was serving, or has agreed to serve, at our request, as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan) (all such persons being referred to hereafter as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by or on behalf of Indemnitee in connection with such action, suit or proceeding and any appeal therefrom, if Indemnitee acted in good faith and in a manner which Indemnitee reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that Indemnitee did not act in good faith and in a manner which Indemnitee reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

Our amended and restated certificate of incorporation also provides that we will indemnify any Indemnitee who was or is a party to or threatened to be made a party to any threatened, pending or completed action or suit by or in our right to procure a judgment in our favor by reason of the fact that Indemnitee is or was, or has agreed to become, a director or officer of the company, or is or was serving, or has agreed to serve, at our request, as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred by or on behalf of Indemnitee in connection with such action, suit or proceeding and any appeal therefrom, if Indemnitee acted in good faith and in a manner which Indemnitee reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect of any claim, issue or matter as to which Indemnitee shall have been adjudged to be liable to us, unless, and only to the extent, that the Court of Chancery of Delaware shall determine upon application that, despite the adjudication of such liability but in view of all the circumstances of the case, Indemnitee is fairly and reasonably entitled to indemnity tor such expenses (including attorneys’ fees) which the Court of Chancery of Delaware shall deem proper.

Notwithstanding any other provisions of our amended and restated certificate of incorporation, to the extent that an Indemnitee has been successful, on the merits or otherwise, in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, or on appeal from any such action, suit or proceeding, Indemnitee shall be indemnified against all expenses (including attorneys’ fees) actually and reasonably incurred by or on behalf of Indemnitee in connection therewith.

We expect to enter into indemnification agreements with each of our directors and executive officers prior to the completion of this offering. We expect that these agreements will provide that we will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as a director or executive officer of the company or in connection with his or her service at our request for another corporation or entity.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, or the Securities Act, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of capital stock issued by us since June 30, 2012. Also included is the consideration received by us for such shares and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

1.	From June 1, 2013 through June 1, 2014, we granted 55,000 shares of common stock to employees of the Company in consideration for services rendered as an employee.

2.	From October 20, 2014 through August 31, 2015, we granted 1,484,000 restricted stock units for 1,484,000 shares of our common stock for no consideration upon completion of the vesting schedule to our employees and directors pursuant to our 2014 Plan. No shares of our common stock have been issued from these restricted stock units.

The issuances of restricted stock units the issuances of common stock, each as described above, were deemed exempt from registration under Section 4(a)(2) or Regulation D of the Securities Act, and in certain circumstances, in reliance on Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans and contracts relating to compensation.

No underwriters were involved in the foregoing issuances of securities. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of capital stock described in this Item 15 included appropriate legends setting forth that the securities have not been registered and the applicable restrictions on transfer.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits. See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b)	Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)	In a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

a.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

b.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

c.	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

d.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on this     day of                     , 2015.

BALLAST POINT BREWING & SPIRITS, INC.

By:
Jim Buechler President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned officers and directors of Ballast Point Brewing & Spirits, Inc., hereby severally constitute and appoint Jim Buechler and Rick Morgan and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post- effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

Jack White, Jr.	Founder and Director	, 2015

Jim Buechler	President, Chief Executive Officer and Chairman (Principal Executive Officer)	, 2015

Rick Morgan	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2015

Scott Green	Director	, 2015

William Ingram	Director	, 2015

Elisabeth Kimmel	Director	, 2015

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1*	Underwriting Agreement, including form of lock-up agreement

3.1**	Certificate of Incorporation of the Registrant, as currently in effect

3.2**	Bylaws of the Registrant, as currently in effect

3.3*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect immediately prior to the completion of this offering

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect immediately prior to the completion of this offering

4.1*	Specimen stock certificate evidencing the shares of Class A common stock of the Registrant

5.1*	Opinion of Latham & Watkins LLP

10.1**	Credit Agreement between Home Brew Mart, Inc. and Comerica Bank, dated August 30, 2013, as amended

10.2*	Standard Industrial Lease between the Registrant and Fenton Miramar Portfolio LLC, dated June 27, 2013, as amended

10.3#**	2014 Stock Incentive Plan and form of RSU agreement thereunder

10.4#*	2015 Incentive Award Plan and forms of award agreements thereunder

10.5#**	Amended and Restated Employee Stock Ownership Agreement between Home Brew Mart, Inc. and Jim Buechler, effective as of July 23, 2015

10.6#**	Amended and Restated Employee Stock Ownership Agreement between Home Brew Mart, Inc. and Rick Morgan, effective as of July 23, 2015

10.7#**	Amended and Restated Employee Stock Ownership Agreement between Home Brew Mart, Inc. and Earl Kight, effective as of July 23, 2015

10.8#**	Amended and Restated Employee Stock Ownership Agreement between Home Brew Mart, Inc. and Yuseff Cherney, effective as of July 23, 2015

10.9#**	Form of Director Offer Letter

10.10#*	Form of Indemnification Agreement for Officers and Directors

10.11#*	Non-Employee Director Compensation Program

16.1	Letter from McGladrey LLP addressed to the SEC provided in connection with the change in independent accountant

21.1**	List of Subsidiaries

23.1*	Consent of Ernst & Young LLP, independent registered public accounting firm

23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page hereto)

*	To be filed by amendment.
**	Previously submitted.
#	Indicates management contract or compensatory plan.